ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

SEC MAIL PROCESSING
RECEIVED
SEP 23 2002
WASH. D.C. 164 SECTION

16 September, 2002

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 30 August 2002 – Anglo Coal sells KwaZulu-Natal reserves to empowerment venture.
- Press Release dated 09 September 2002 – Anglo American plc names new non-executive director.
- Press Release dated 10 September 2002 – Anglo American plc - announces Interim Results.
- Notification of interests of directors and connected persons dated 06 September 2002.
- Notification of Major Interests in Shares dated 06 September 2002.
- Notification of interests of directors and connected persons dated 06 September 2002.
- Notification of interests of directors and connected persons dated 12 September 2002

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

AVS NO: 903932

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,098 ordinary shares were transferred yesterday. The undermentioned executive directors of the Company are deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 11 September 2002, was as follows:

A J Trahar	30	ordinary shares
A W Lea	30	ordinary shares
W A Nairn	30	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,276 ordinary shares (including interests on a conditional basis in 43,600 shares)
A W Lea 61,278 ordinary shares (including interests on a conditional basis in 26,393 shares)
W A Nairn 15,202 ordinary shares (including interests on a conditional basis in 7,601 shares)

A J Guthrie
Companies Secretary
12 September 2002

AVS No:
903932

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,098 ordinary shares were transferred yesterday. The undermentioned executive directors of the Company are deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 11 September 2002, was as follows:

A J Trahar	30	ordinary shares
A W Lea	30	ordinary shares
W A Nairn	30	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,276 ordinary shares (including interests on a conditional basis in 43,600 shares)
A W Lea 61,278 ordinary shares (including interests on a conditional basis in 26,393 shares)
W A Nairn 15,202 ordinary shares (including interests on a conditional basis in 7,601 shares)

A J Guthrie
Companies Secretary
12 September 2002

AVS No:
903932

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,098 ordinary shares were transferred yesterday. The undermentioned executive directors of the Company are deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 11 September 2002, was as follows:

A J Trahar	30	ordinary shares
A W Lea	30	ordinary shares
W A Nairn	30	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,276 ordinary shares (including interests on a conditional basis in 43,600 shares)
A W Lea 61,278 ordinary shares (including interests on a conditional basis in 26,393 shares)
W A Nairn 15,202 ordinary shares (including interests on a conditional basis in 7,601 shares)

A J Guthrie
Companies Secretary
12 September 2002

AVS NO:
903932

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,098 ordinary shares were transferred yesterday. The undermentioned executive directors of the Company are deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 11 September 2002, was as follows:

A J Trahar	30	ordinary shares
A W Lea	30	ordinary shares
W A Nairn	30	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,276 ordinary shares (including interests on a conditional basis in 43,600 shares)
A W Lea 61,278 ordinary shares (including interests on a conditional basis in 26,393 shares)
W A Nairn 15,202 ordinary shares (including interests on a conditional basis in 7,601 shares)

A J Guthrie
Companies Secretary
12 September 2002

AVS NO: 903932

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,098 ordinary shares were transferred yesterday. The undermentioned executive directors of the Company are deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 11 September 2002, was as follows:

A J Trahar	30	ordinary shares
A W Lea	30	ordinary shares
W A Nairn	30	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,276 ordinary shares (including interests on a conditional basis in 43,600 shares)
A W Lea 61,278 ordinary shares (including interests on a conditional basis in 26,393 shares)
W A Nairn 15,202 ordinary shares (including interests on a conditional basis in 7,601 shares)

A J Guthrie
Companies Secretary
12 September 2002

ANGLO AMERICAN

News Release

10 September 2002

Anglo American plc reports a solid first half performance despite difficult market conditions

- Headline earnings per share up 9% to US 60 cents.
- Headline earnings reflect improved geographic diversity: South Africa 54%, Rest of world 46%.
- Good performances from gold, base metals, coal, diamonds, forest products, industrial minerals and ferrous metals, more than offsetting sharply lower earnings from platinum.
- Strong improvement in the Base Metals division – headline earnings of $37 million compared with a loss of $30 million in the first half of 2001.
- Contribution from Diamonds up by 16% on better than expected sales.
- Further cost savings and efficiency improvements of $133 million achieved.
- Strong cash generation: EBITDA[(1)] interest cover of 15.5 times; EBITDA[(1)] return on total capital 24%.
- $1.9 billion of acquisitions.
- Interim dividend maintained at 15 US cents per share.

HIGHLIGHTS FOR THE SIX MONTHS TO 30 JUNE 2002 US$ million except per share amounts	**6 months ended 30.06.02**	**6 months ended 30.06.01 Restated [(2)]**	**Change**
Group turnover & share of turnover of joint ventures & associates	9,567	9,807	(2)%
Total operating profit for the period	1,581	1,694	(7)%
Profit for the period	767	2,640	(71)%
Profit for the period before exceptional items	762	765	(0.4)%
Headline earnings for the period [(3)]	840	847	(0.8)%
Earnings per share (US$):			
Headline earnings for the period	**0.60**	**0.55**	**9 %**
Profit for the period	0.54	1.72	(69)%
Profit for the period before exceptional items	0.54	0.50	8 %
Dividend for the period (US cents per share)	15	15	-

[(1)] Annualised.

[(2)] The profit and loss account for the six months ended 30 June 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax".

[(3)] See note 7 for basis of calculation of headline earnings.

Tony Trahar, Chief Executive, said:

"The first half of 2002 has been another challenging period for Anglo American. However, despite continuing unfavourable economic conditions and weak commodity markets, our first half results demonstrate a very solid performance. Improved earnings were recorded for the majority of our businesses reflecting the ongoing emphasis on reducing costs and improving efficiencies.

We have made further progress in implementing our strategy of adding value for shareholders by:

- *seeking growth in our natural resource businesses, both organically and through acquisitions*
- *maintaining our product diversity and broadening our geographic spread.*

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

The outlook for most of our commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties we remain cautious about the outlook for commodity prices, although our product and geographic diversity, coupled with our continuing cost and efficiency improvement programme, will continue to underpin our performance going forward."

First Half Results – Overview

It is pleasing to report that headline earnings per share for the first half of 2002 increased by 9% to 60 US cents. The marginal decline of $7 million in headline earnings to $840 million was more than offset by the cancellation of some 163 million shares in June 2001 as part of the De Beers transaction. Six of the Group's operating businesses and associates, including gold, base metals, diamonds, forest products, industrial minerals and ferrous metals, reported increased headline earnings during the first half – a strong performance that compensated for lower earnings from platinum and coal.

Once again, the Group's performance reflects the benefits of its product diversity and the successful integration of its recent acquisitions, with 46% of headline earnings being derived from non-South African operations, compared with 26% in the first half of 2001. Over the past six months $1.9 billion of acquisitions have been completed, of which 49% were in South Africa and 51% outside South Africa. This further reflects the progress that Anglo American has made in its strategy to pursue global diversification.

First Half Developments

Good progress has been made with the restructuring of the Base Metals division, focusing on long-life, low-cost operations. A major development in this regard was the agreement to acquire the Disputada copper operation in Chile, from Exxon Mobil Corporation. Finalisation of the acquisition is subject to the

approval of the Chilean government and agreement with the state owned mining company, ENAMI, which it is hoped will be obtained shortly. The acquisition of Disputada will consolidate Anglo American's position as a significant, low-cost copper producer.

In January, Anglo American announced its withdrawal from the Konkola Copper Mines (KCM) operations in Zambia, based on KCM's high production costs and inability to raise non-recourse external finance for the Konkola Deep Mining Project. The final terms of the withdrawal from KCM will result in Anglo American making available an additional amount of $34 million over and above the $353 million already provided, which will help to secure the future of KCM as a going concern, in accordance with the objectives of the Zambian government.

In May, Anglo American announced the sale of its 43% stake in Tati Nickel and 18% interest in BCL in Botswana to LionOre Mining International Limited for $76 million and the sale of its 50% interest in the Salobo copper deposit in Brazil to CVRD for $51 million.

In February, Anglo Coal, as part of a consortium with BHP Billiton and Glencore, acquired the remaining 50% interest in Cerrejón Zona Norte from Exxon Mobil Corporation. The consortium is now the largest producer of thermal coal in Colombia. In April, joint venture plans with Mitsui Coal were announced to expand the Moura mine and to develop the Dawson Valley projects in Australia.

In Ferrous Metals, the acquisition of a 20.1% stake in Kumba and a 34.9% stake in Avmin for a total of $365 million formed the basis of a broader strategic objective of securing a meaningful interest in the iron ore sector in South Africa. Discussions are now underway with a number of parties, including the government and black economic empowerment groupings, with a view to unlocking the potential of this resource in the Northern Cape. The South African Competition Commission has recommended to the Competition Tribunal that the proposed acquisition be approved.

Scaw Metals acquired Moly-Cop, the grinding media businesses of GS Industries of the United States, for $105 million in May. Scaw Metals is now a leader in the production of grinding media worldwide.

In March, as part of Anglo Forest Products' stated objective of growing its position in the corrugated packaging market, the division successfully completed the joint acquisition, with Spanish group Saica, of the French paper and packaging company, La Rochette. Subsequent to this transaction the businesses of La Rochette have been divided between Mondi and Saica, which will result in the division retaining ownership of significant corrugated packaging businesses in France and the United Kingdom. In addition, the division acquired a further 68.5% interest in the Syktyvkar Forest Enterprise business for a cash consideration of $252 million. Syktyvkar is a low-cost Russian producer of A4 copy paper and supplies an important component of Mondi's product mix in European markets.

Anglo Industrial Minerals, through Tarmac, agreed to acquire the aggregates and ready-mixed concrete assets of the Mavike Group in Spain for a cash consideration of $55 million. The acquisition, which was announced in May, establishes Tarmac as the largest ready-mixed concrete supplier on the Spanish Mediterranean coast and consolidates its position as the leading supplier in the Madrid region.

During the period, through market purchases, the Group increased its stake in Anglo Platinum to 63.8% and in Gold Fields Limited to 20%.

In April, as part of a repositioning of its treasury portfolio, Anglo American placed a five year convertible bond of $1.1 billion at an interest rate of 3 3/8 % per annum, one of the largest convertible bonds to date in the United Kingdom. The proceeds were used to pay down more expensive existing debt.

HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research at Anglo American over the last 18 months. In August, it was announced that operating companies would be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. Operations will continue to promote their substantial education and prevention programmes, keeping Anglo American in the forefront of advanced HIV/AIDS programmes for its employees.

South Africa's Minerals and Petroleum Bill

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

Black Economic Empowerment

Since 1994, Anglo American in South Africa has concluded a number of empowerment transactions with a market value of some R10 billion, equivalent at current exchange rates to $964 million, with Historically Disadvantaged South Africans (HDSAs). In addition, Anglo Platinum is currently in the process of entering into further major empowerment transactions, on a commercial basis, which will unlock significant value for HDSAs. Moreover, during 2001, Group companies transacted R1.3 billion of procurement, equivalent at current exchange rates to $120 million, with HDSA companies, an increase of 23% over the prior year. Excluding fuel and electricity, HDSA-owned businesses represented 20% of the Group's total procurement spend in South Africa.

Dividend

An unchanged interim dividend of 15 US cents has been declared. As highlighted in the 2001 final results announcement, consideration of any increase in the total dividend for the year will be assessed at the time of the recommendation of the final dividend for the year.

Outlook

The outlook for most of the Group's commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties Anglo American remains cautious about the outlook for commodity prices, although its product and geographic diversity, coupled with its continuing cost and efficiency improvement programme, will continue to underpin performance going forward.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

OPERATIONS REVIEW

Highlights

Headline earnings per share for the six months to 30 June 2002 were $0.60 per share, an increase of 9% from the prior year. The increase reflects the good performance of many of the Group's businesses as well as the cancellation of 10% of the Company's shares in issue in June 2001 as part of the De Beers transaction. Gold, base metals, diamonds, forest products, industrial minerals and ferrous metals performed well. The Group's product and geographic diversity, with 46% of headline earnings being derived from outside of South Africa, compared with 26% in the first half of 2001, demonstrated its benefits during a period of difficult market conditions.

In 2002, the Group adopted Financial Reporting Standard 19 'Deferred Tax' (FRS 19), which requires deferred tax to be provided on all timing differences arising from the different treatment of items for accounting and taxation purposes that result in an obligation to pay more tax, or a right to pay less tax, at a future date. Adoption of FRS 19 required a restatement of the 2001 accounts, resulting in an increase in deferred tax provisions of $933 million as at 31 December 2001, with a resulting prior year adjustment of $570 million, after accounting for minority interests. The prior year adjustment is taken as a write-off to reserves. The restatement of the 2001 profit and loss account resulted in a decrease in headline earnings of $37 million for the six months to 30 June 2001 and $89 million for the year to 31 December 2001. The adoption of FRS 19 decreased first half headline earnings for 2002 by $69 million.

Profit for the financial period was $767 million compared with $2,640 million in the prior year. The lower profit in the current year reflects the significant exceptional gains in 2001 owing to the De Beers transaction and the exchange of part of the Group's interest in FirstRand Limited for interests in Billiton Plc and Gold Fields Limited. Excluding exceptional items, earnings per share were $0.54 for the six months to June 2002 compared with $0.50 per share in the prior year.

Platinum

Anglo Platinum's operating profit of $389 million was $365 million lower than in the first half of 2001, primarily owing to lower platinum group metals (PGM) prices.

The average realised price for platinum of $513 per ounce was $87 per ounce lower than for the first half of 2001. Palladium and rhodium prices per ounce realised were less than half those achieved a year earlier at $371 per ounce (2001: $784 per ounce) and $946 per ounce (2001: $1,976 per ounce), respectively.

Despite these significant decreases, current PGM prices are at levels which continue to yield substantial operating margins for Anglo Platinum, and which enjoy consumer support.

Refined platinum production (including attributable Northam Platinum output) of 1,064,500 ounces was 4.5% higher, reflecting the increased output from new projects.

The Bafokeng-Rasimone mine has continued to build up ore reserves and production, albeit more slowly than anticipated, while ongoing optimisation at both Amandelbult and Lebowa mines yielded additional ounces from their UG2 expansions commissioned in 2000. Rustenburg mine's new Waterval UG2 project commenced milling ore in February.

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the company remains committed to the expansion programme to produce 3.5 million ounces of refined platinum per annum from 2006. However, any delays in the processing of mining licence applications may affect the timeous achievement of this target.

The new converting process project at Rustenburg has entered its commissioning phase, and the new Modikwa (formerly Maandagshoek) mine in North West Province commenced milling ore in July.

Anglo Platinum continues to support the process of black economic empowerment (BEE) and is proud of the very significant contribution it has made by facilitating the purchase of 22.5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by African Rainbow Minerals in respect of the Modikwa project.

Anglo Platinum's commitment to fostering further BEE in projects has been reaffirmed by the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone mine and the Styldrift Project, as well as the agreement reached with the South African government regarding BEE participation on portions of the Eastern Limb expansion projects.

Gold

AngloGold's operating profit for the first half of 2002 was 2% lower at $197 million. Production decreased from 3.5 million ounces to 2.8 million ounces, mainly as a result of the sale of the Free State assets. Total cash costs decreased from $189 per ounce to $156 per ounce as a result of the South African rand's weakening against the dollar and the sale of the higher-cost assets.

Headline earnings increased by 27% to $100 million, mainly arising from realised gains on non-hedge derivatives of $24 million, net of minorities and taxation.

AngloGold's own performance, its positive view of the gold market and its willingness to manage its hedge book to take account of changing market circumstances resulted in a significant reduction in its open hedge book position. At the end of June, the hedge book had reduced by 4.0 million ounces to 10.5 million ounces.

During the half-year, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy to settle debt. The company also received a cash payment of $164 million for the sale of the Free State assets.

In the United States, the $195 million Cripple Creek & Victor expansion project in Colorado is progressing on schedule and a significant portion of the leach pad additions has been completed.

In July 2002, AngloGold announced the acquisition of additional production of 130,000 ounces per annum by doubling its stake to 92.5% in the Cerro Vanguardia mine in Argentina for $98 million.

Diamonds

Attributable operating profit from De Beers of $242 million was 14% higher than the prior year. Headline earnings of $166 million were 16% higher.

The diamond industry began the year in a positive mood following better than expected Christmas season retail sales of diamond jewellery, a significant reduction in inventory of polished diamonds held by the retail trade during 2001 and cautious optimism for recovery in the global economy in 2002. Restocking by the retail trade in the first half of the year meant that polished demand from the cutting centres exceeded underlying retail demand in the consumer markets. As a result, polished stocks financed by the cutting centres reduced over the period from about $4.1 billion to $3.4 billion. Clients of the Diamond Trading Company (DTC), the marketing arm of De Beers, benefited from receiving consistent assortments of rough diamonds at competitive prices, which facilitated further investment in marketing.

During the first six months of 2002, rough diamonds were in strong demand and sales by the DTC for the period totalled $2,842 million, 8.5% higher than for the equivalent period in 2001. Prospects for the remainder of the year will depend on the state of the global economy and consumer confidence, particularly in the United States, which will determine consumer offtake and the level of stock the trade is prepared to hold.

De Beers made further good progress with the European Commission on its Supplier of Choice strategy and anticipates a favourable outcome during the second half of the year.

The new five-year $4 billion trade agreement between De Beers and the Russian diamond producer, Alrosa, was formally notified to the European Commission for clearance in February. Both parties are committed to engaging constructively with the Commission to address any concerns it might raise.

In February, De Beers signed Heads of Agreement with Mvelaphanda Diamonds (Proprietary) Limited, a black empowerment company, committing both parties to a grassroots (early stage) joint venture exploring for new world-class diamond deposits in the northern part of South Africa. The joint venture agreement was finalised and signed in July.

Coal

Anglo Coal's operating profit was $232 million, 27% higher than for the first six months of 2001. Headline earnings of $142 million were 4% lower, mainly owing to exchange losses arising from the rand's strengthening since December 2001.

Attributable sales volumes at 39.8 million tonnes reflected organic growth in Australia and higher trade sales in South Africa, as well as contributions of Colombian and Australian acquisitions, offset by production cuts in response to deteriorating thermal coal market conditions. Sales prices for export thermal coals were lower than anticipated and are expected to remain under pressure during the second half. Export metallurgical prices exceeded expectations and are expected to remain firm.

In South Africa, operating profit was 27% higher. Total sales revenue rose by 8% and was accompanied by higher profits on exchange due to a weaker average exchange rate. This increase was negatively impacted by marginally lower export sales prices.

In Australia, despite significant operational difficulties experienced at Dartbrook where high gas levels restricted production, operating profit increased by 24%. Production at Moranbah has been restricted by a slower than anticipated longwall move and ongoing strata issues. Production at the other Australian operations met or exceeded expectations for the period.

In April, Anglo Coal Australia (ACA) entered into joint venture arrangements with Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan (Mitsui). Mitsui exercised its pre-emptive right in relation to Coal & Allied's 55% interest in the Moura mine in May, and then sold a 51% interest to ACA. In July, ACA divested its 30% interest in the German Creek mine and 49% of its interests in the Theodore, Dawson and Taroom prospects to Mitsui. ACA also secured entry into the pulverised coal injection (PCI) market, by acquiring a 23% interest in the Jellinbah mine. Work continues on the development of Grasstree.

The consortium of Anglo American, BHP Billiton and Glencore completed the acquisition of the remaining 50% of Cerrejón Zona Norte (CZN) in Colombia from Exxon Mobil Corporation in February. CZN has been operationally merged by the consortium with the adjoining Carbones del Cerrejón, to form a single complex, named Cerrejón, capable of producing 22 million tonnes of coal per annum. Production and sales forecasts for 2002 have been cut back to approximately 18 million tonnes owing to current market weakness. Carbones del Guasare in Venezuela continues to perform satisfactorily, although the current weak thermal market has necessitated cutbacks in production and sales.

Base Metals

Operating profit was $127 million, against a $12 million loss recorded for the first half of 2001. The $139 million turnaround arose primarily as a result of: operating cost reductions and volume increases ($47 million); the exceptional reversal of the 2000 impairment against Salobo following its sale ($46 million); the de-consolidation of Konkola Copper Mines (KCM) in Zambia ($42 million); the transfer of Catalão in Brazil to the Base Metals division ($12 million); and cost accounting of the investment in Anaconda Nickel in Australia ($11 million). These improvements were partially offset by lower zinc and copper prices.

Copper operations generated operating profit of $66 million (2001: $11 million, which included a $42 million loss at KCM) despite the average copper price being lower by 7% at 72 US cents/lb. In Chile, Mantos Blancos and Collahuasi benefited from good cost control and a weaker peso. Attributable copper production was 232,500 tonnes, compared with 312,700 tonnes in 2001, of which 90,500 tonnes related to KCM.

Zinc operations reduced their operating loss to $20 million (2001: $25 million loss), despite a 19% reduction in the average zinc price to 36 US cents/lb. Attributable zinc production increased from 73,500 tonnes to 98,800 tonnes with Lisheen in Ireland now operating at full capacity and higher output at Hudson Bay in Canada.

Operating profit for the nickel operations rose to $14 million (2001: $2 million) with the commencement of commercial production at Loma de Níquel in Venezuela in January of this year. Attributable production at 14,400 tonnes was 3,500 tonnes higher than the first half of 2001. The average nickel price was $2.98/lb (2001: $3.00/lb).

At Namakwa Sands in South Africa, operating profit increased to $17 million (2001: $14 million) as a result of stronger zircon sales and a weaker rand, whilst Catalão generated operating profits of $12 million broadly in line with the previous year.

The $454 million Skorpion zinc project in Namibia, the $110 million Black Mountain Deeps Project in South Africa and the $276 million 777 project at Hudson Bay all remain on schedule and on budget. The $320 million Rosario transition project to maintain production at Collahuasi was approved and development is now underway.

The final terms of the agreed withdrawal from KCM resulted in an additional provision of $34 million, over and above the $353 million provided at year end 2001, in full and final settlement of all liabilities. Base Metals disposed of its 50% interest in the Salobo project for $51 million and its 30% interest in the Kolwezi project for $3.5 million. Base Metals also reached agreement to sell its 43% interest in Tati Nickel and 18% interest in BCL in Botswana, for $76 million. Negotiations continue with Exxon Mobil Corporation on completing the acquisition of Disputada in Chile.

Industrial Minerals

Operating profit was $113 million, 51% higher than for the first six months of 2001. The performance of the Tarmac Group businesses continued to improve, with operating profit up by over 40%. This was principally due to higher prices and efficiency improvements, reflecting stronger market conditions as well as a continued focus on cost reduction. This, together with an improved performance by Copebrás in Brazil, resulted in Anglo Industrial Minerals' operating profit increase.

The first half of 2002 saw several significant developments. In January, the acquisition of Durox, a leading producer of aircrete blocks in the United Kingdom, from RMC was completed. RMC's concrete products business in France was also acquired. In May, an agreement was reached to acquire the aggregates and ready-mixed concrete assets of Mavike in Spain for $55 million. Approval has been received from the Spanish competition authorities and completion is expected later in the year. A

number of smaller acquisitions were also made in the south of England and Poland. In addition, the sale of Cleveland Potash was completed in April.

In the United Kingdom, trading conditions were stronger than in the first six months of 2001, with sales volumes up in most product areas. In particular, the asphalt business benefited from increased activity resulting from higher infrastructure investment and concrete block volumes showed a strong recovery. Prices also increased and the Aggregates Levy, introduced in April, has been passed on in full to customers. With the synergies from the acquisition of Tarmac having been fully effected, a further cost-reduction programme is underway and this is generating additional savings. Work continues on the new cement plant at Buxton and the project remains on schedule for completion in 2003.

Strong trading in Spain and France, along with a first-time contribution from the business acquired from RMC, were responsible for a 17% increase in operating profit in continental Europe. In central Europe, results remained flat, with difficult market conditions in Germany also affecting Poland and the Czech Republic.

Copebrás benefited from the continued increase in demand for phosphate fertilisers in Brazil and lower costs, although prices were impacted by weaker international market conditions. The new plant at Goiás, which will significantly increase capacity, is expected to be completed by the end of 2002.

Forest Products

The Forest Products division recorded an operating profit of $291 million, marginally higher than in the corresponding period last year. Mondi Europe's operating profit of $191 million was 6% higher, reflecting the sustained focus on cost reductions and production efficiencies, which generated savings of $27 million. Mondi South Africa maintained operating profit at $100 million.

Mondi Europe continued its expansion with the completion of two further strategic acquisitions: an additional 68.5% interest in Russian pulp and paper group Syktyvkar Forest Enterprise and, jointly with Spanish group Saica, the businesses of the French corrugated packaging group, La Rochette.

The La Rochette transaction will see Mondi retaining ownership of three integrated plants and six sheet plants and strengthen its corrugated packaging position in France and the UK. This has developed critical mass for Mondi Packaging in France.

Packaging results improved, reflecting additional output from the recently rebuilt paper machine No. 5 in Poland and synergy benefits arising from the integration of the Danisco Pack UK corrugated operations. While packaging paper prices trended lower, volumes increased. The order position in industrial packaging improved from a weak fourth quarter in 2001.

In uncoated woodfree papers, demand from the office communication sector has been firm and prices relatively stable. An expansion programme at SCP Ruzomberok was approved, which will increase capacity to 430,000 tonnes by late 2003. With Mondi Europe's acquisition of the controlling interest in Syktyvkar, Neusiedler is now the leading producer in Europe of uncoated woodfree paper.

Market conditions in newsprint deteriorated following decreased advertising expenditure.

In South Africa, some price recovery from the low levels at the beginning of 2002 contributed to earnings being maintained.

Bleached eucalyptus pulp prices averaged $418 per tonne for the period and the list price had reached $480 per tonne by June.

The South African market for both graphic papers and packaging grades was healthy. The combination of increased volumes and improved prices contributed to higher profits in rand terms. The increase was reduced on translation by the substantially weaker rand when compared with the prior year.

Ferrous Metals and Industries

The performance of the Ferrous Metals division improved significantly in comparison with the first six months of 2001, with operating profit of $66 million, an increase of $32 million. This reflected solid underlying performance and the positive impact of the acquisitions made during the first half of 2002. World crude steel production was 3.4% higher and the steel market is now generally perceived to be at the bottom of the cycle.

South African-based Scaw Metals' operating profit was $6 million higher at $21 million, including $2 million from Moly-Cop, the grinding media business of GS Industries in the United States, which was acquired in the second quarter for $105 million. Scaw's operations have a profitable mix of product, generally driven by increased domestic consumption of rolled steel and cast steel products.

Highveld Steel's operating profit improved materially to $14 million. This was mainly due to improved export prices, a strong South African steel market, the weakening of the rand against the dollar and the sale of Columbus, which made a loss last year. Vanadium prices have improved over the past six months from historically low levels of around $6 per kilogram for ferrovanadium to the current level of just over $9 per kilogram.

Samancor, in which the Group holds a 40% interest, improved on the back of higher ore and alloy sales volumes and higher alloy sales prices. Chrome operations continued to be affected by low ferrochrome prices, which averaged 25 cents/lb against 30 cents/lb a year earlier, although losses were reduced.

Good progress was made towards the strategic objective of securing a meaningful interest in the iron ore sector. An interest of 20.1% was acquired in Kumba, along with 34.9% in Avmin, of which 10.5% and 9.9%, respectively, are still subject to approval by South Africa's Competition Commission.

Boart Longyear's operating profit declined from $16 million to $10 million. The results reflect a very slow start to 2002, with a recovery in the second quarter, which should be sustained for the rest of the year.

Tongaat-Hulett's operating profit was $12 million lower at $43 million. Sugar performed satisfactorily and strong performances were recorded by African Products and Hulett Aluminium, with the latter increasing its revenue by 20% to a record first-half level of $138 million. This was achieved under difficult market conditions, with levels of international demand and margins in dollar terms being at the lowest level for many years.

The Group's 49% share of Terra's attributable operating loss of $0.7 million was lower than for the same period last year mainly owing to lower natural gas costs and higher sales volumes.

Dividend

Anglo American will pay an unchanged interim dividend of 15 US cents per share on 11 October 2002 to shareholders on the register at the close of business on 20 September 2002.

Cash flow

Cash flow from operations was $1,381 million compared with $1,506 million during the prior period. This inflow was after a $290 million increase in working capital (2001: $419 million). On an annualised basis, interest cover remains well covered by EBITDA at 15.5 times.

Acquisition expenditure accounted for an outflow of $1,869 million during the period. The principal acquisitions were Mondi Europe's additional 68.5% interest in Syktyvkar and the joint acquisition of La Rochette, Anglo Coal's participation in the purchase of the remaining 50% in Cerrejón Zona Norte, Ferrous Metals' acquisition of a 9.6% stake in Kumba, a 25% stake in Avmin and a 100% interest in Moly-Cop as well as increased stakes in Anglo Platinum and Gold Fields.

Purchases of tangible fixed assets amounted to $850 million, an increase of $78 million from 2001. The major components of expansion were in Base Metals, Anglo Platinum, and Industrial Minerals.

Tax payments were $567 million compared with $347 million in the prior year.

Balance sheet

As at 30 June 2002, shareholders' funds were $14,410 million compared with $12,856 million at 31 December 2001, due mainly to changes in exchange rates contributing $992 million and retained profit of $556 million. The increase in the value of the South African rand by 13% since 31 December had a significant impact on the Group's reserves.

Net debt was $4,216 million, an increase of $2,198 million from the prior year. The increase principally reflects the acquisitions during the period.

Net debt comprises $6,681 million of debt, offset by $2,465 million of cash and short-term investments.

Net debt to total capital at 30 June 2002 was 20.4% compared with 12.2% at 31 December 2001.

The Group's reserves include the impact of the cancellation, on 11 June 2001, of 163,212,568 ordinary shares of $0.50 each as part of the De Beers transaction.

Consolidated profit and loss account
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[1]	Year ended 31.12.01 Restated[1]
Group and share of turnover of joint ventures and associates	2	**9,567**	9,807	19,282
Less: Joint ventures' turnover		**(499)**	(475)	(1,109)
Associates' turnover		**(2,148)**	(1,719)	(3,387)
Group turnover – subsidiaries		**6,920**	7,613	14,786
Operating costs		**(5,756)**	(6,288)	(12,638)
Group operating profit – subsidiaries		**1,164**	1,325	2,148
Share of operating profit of joint ventures		**98**	106	178
Share of operating profit of associates		**319**	263	459
Total operating profit	2	**1,581**	1,694	2,785
Profit on disposal of fixed assets	4	**29**	1,931	2,148
Loss on termination of operations	4	**(34)**	–	–
Profit on ordinary activities before interest		**1,576**	3,625	4,933
Investment income		**181**	411	799
Interest payable		**(234)**	(351)	(669)
Profit on ordinary activities before taxation		**1,523**	3,685	5,063
Tax on profit on ordinary activities	6	**(508)**	(697)	(1,394)
Profit on ordinary activities after taxation		**1,015**	2,988	3,669
Equity minority interests		**(248)**	(348)	(584)
Profit for the financial period		**767**	2,640	3,085
Equity dividends to shareholders – paid and proposed		**(211)**	(211)	(690)
Retained profit for the financial period		**556**	2,429	2,395
Headline earnings for the financial period	3	**840**	847	1,681
Basic earnings per share (US$)				
Profit for the financial period	7	**0.54**	1.72	2.09
Headline earnings for the financial period	7	**0.60**	0.55	1.14
Dividend per share (US cents)		**15.0**	15.0	49.0

(1) The profit and loss account for the six months ended 30 June 2001 and for the year ended 31 December 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax" as disclosed in note 1.

All amounts included above relate to continuing operations.

Consolidated balance sheet
as at 30 June 2002

US$ million	**As at 30.06.02**	As at 30.06.01 Restated[1]	As at 31.12.01 Restated[1]
Fixed assets			
Intangible assets	**2,096**	2,384	2,100
Tangible assets	**12,767**	11,447	10,770
Investments in joint ventures and associates	**5,151**	4,918	3,996
Other investments	**1,693**	1,660	1,527
	21,707	20,409	18,393
Net current assets			
Stocks	**1,469**	1,627	1,383
Debtors	**3,416**	3,323	2,835
Current asset investments	**1,234**	3,226	2,003
Cash at bank and in hand	**1,231**	964	915
	7,350	9,140	7,136
Short term borrowings	**(2,431)**	(2,658)	(2,301)
Other current liabilities	**(3,661)**	(3,615)	(3,936)
Net current assets	**1,258**	2,867	899
Total assets less current liabilities	**22,965**	23,276	19,292
Long term liabilities	**(4,250)**	(3,299)	(2,635)
Provisions for liabilities and charges	**(2,291)**	(2,649)	(2,194)
Equity minority interests	**(2,014)**	(2,085)	(1,607)
Net assets	**14,410**	15,243	12,856
Capital and reserves			
Share capital and premium	**1,943**	1,937	1,937
Reserves	**1,352**	1,352	1,352
Profit and loss account	**11,115**	11,954	9,567
Total shareholders' funds (equity)	**14,410**	15,243	12,856

[1] Restated for the adoption of FRS 19 – see note 1.

The interim financial information was approved by the board of directors on 9 September 2002.

Consolidated statement of total recognised gains and losses for the six months ended 30 June 2002

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[1]	Year ended 31.12.01 Restated[1]
Profit for the financial period	**767**	2,640	3,085
Currency translation differences on foreign currency net investments	**992**	(638)	(2,986)
Total recognised gains for the financial period	**1,759**	2,002	99
Prior year adjustment (see note 1)	**(570)**		
Total recognised gains since last annual report	**1,189**		

[1] Restated for the adoption of FRS 19 – see note 1.

Combined statement of movement in shareholders' funds and movement in reserves for the six months ended 30 June 2002

US$ million	Issued share capital	Share premium	Merger reserves	Other reserves	Profit and loss account	Total
At 1 January 2002 as previously reported	734	1,203	636	716	10,137	**13,426**
Prior year adjustment (see note 1)	–	–	–	–	(570)	**(570)**
At 1 January 2002 restated	734	1,203	636	716	9,567	**12,856**
Profit for the financial period	–	–	–	–	767	**767**
Dividends proposed	–	–	–	–	(211)	**(211)**
Shares issued	–	6	–	–	–	**6**
Currency translation differences	–	–	–	–	992	**992**
Balance at 30 June 2002	**734**	**1,209**	**636**	**716**	**11,115**	**14,410**

Consolidated cash flow statement
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Net cash inflow from operating activities	8	**1,381**	1,506	3,539
Expenditure relating to fundamental reorganisation		**-**	(20)	(23)
Dividends from joint ventures and associates		**115**	223	258
Returns on investments and servicing of finance				
Interest received and other financial income		**175**	144	419
Interest paid		**(141)**	(254)	(430)
Dividends received from fixed asset investments		**21**	41	74
Dividends paid to minority shareholders		**(207)**	(281)	(454)
Net cash outflow from returns on investments and servicing of finance		**(152)**	(350)	(391)
Taxes paid		**(567)**	(347)	(637)
Capital expenditure and financial investment				
Payments for fixed assets	9	**(850)**	(772)	(1,787)
Proceeds from the sale of fixed assets		**272**	199	263
Exit funding for Konkola Copper Mines (KCM)		**(95)**	-	-
Payments for other investments[1]		**(210)**	(79)	(96)
Proceeds from the sale of other investments[1]		**190**	1,019	1,174
Net cash (outflow)/inflow for capital expenditure and financial investment		**(693)**	367	(446)
Acquisitions and disposals				
Acquisition of subsidiaries		**(1,024)**	(154)	(718)
Disposal of subsidiaries		**33**	135	135
Investment in associates		**(505)**	(189)	(223)
Sale of interests in associates and joint ventures		**51**	1,148	1,527
Investment in proportionally consolidated joint arrangements		**(164)**	(51)	(51)
Investment in joint ventures		**(28)**	(22)	(76)
Net cash (outflow)/inflow from acquisitions and disposals		**(1,637)**	867	594
Equity dividends paid to Anglo American shareholders		**(517)**	(509)	(714)
Cash (outflow)/inflow before use of liquid resources and financing		**(2,070)**	1,737	2,180
Management of liquid resources[2]		**848**	(977)	(287)
Financing		**1,448**	(795)	(1,667)
Increase/(decrease) in cash in the period	10	**226**	(35)	226

(1) Disposal and acquisition of other financial assets included in fixed assets.
(2) Cash flows in respect of current asset investments.

Notes to financial information

1 Accounting policies

The financial information has been prepared in accordance with generally accepted accounting principles in the UK. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2001, except for the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax", as set out below. The financial information for the year ended 31 December 2001 has been derived from the Group's statutory accounts for that period as filed with the Registrar of Companies, restated where appropriate for the impact of FRS 19. The auditors' report on the statutory accounts for the year ended 31 December 2001 was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The interim financial information does not constitute statutory accounts as defined under section 240 of the Companies Act 1985.

With effect from 1 January 2002 the Group adopted FRS 19 "Deferred Tax". Under FRS 19 deferred taxation is provided in full on all timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, subject to the recoverability of deferred tax assets. Deferred tax assets and liabilities are not discounted.

The change in accounting policy has been accounted for by means of a prior year adjustment, and the previously published figures at 30 June 2001 and 31 December 2001 have been restated as follows:

US$ million	**30 June 2001**	31 December 2001
Profit and loss account		
Decrease in operating profit	**(1)**	(2)
Increase in tax on profit of ordinary activities	**(62)**	(145)
Decrease in equity minority interests	**25**	56
Decrease in profit for the period	**(38)**	(91)
Decrease in headline earnings	**(37)**	(89)
Balance sheet		
Increase in goodwill	**33**	32
Decrease in investments in joint ventures	**(18)**	(18)
Decrease in investments in associates	**(5)**	(4)
Increase in debtors	**27**	18
Increase in deferred tax provision	**(1,212)**	(933)
Decrease in equity minority interest	**445**	335
Decrease in shareholders' funds	**(730)**	(570)

The impact of FRS 19 was to increase the tax charge by $93 million, and decrease headline earnings by $69 million, for the six months to 30 June 2002. Shareholders' funds as previously reported at 1 January 2001 decreased by $717 million, due to the adoption of FRS 19.

The Group continues to account under the transitional arrangements for FRS 17 "Retirement Benefits". When it is clear what approach the International Accounting Standards Board is going to adopt in revising IAS 19 "Employee Benefits" and the extent to which FRS 17 may change as a result, the board will decide when to adopt the standard in full.

2 Segmental information

US$ million	Turnover			Operating profit[1]			Net operating assets[2]		
	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]
By business segment									
Platinum	**912**	1,272	2,218	**389**	754	1,345	**2,623**	1,587	1,847
Gold	**779**	1,019	2,028	**197**	200	443	**2,018**	2,461	2,086
Diamonds	**1,503**	1,010	2,055	**242**	212	373	**–**	–	–
Coal	**826**	703	1,572	**232**	183	493	**1,680**	1,486	1,373
Base Metals	**663**	792	1,530	**127**	(12)	(510)	**1,939**	2,239	1,977
Industrial Minerals	**1,361**	1,232	2,527	**113**	75	201	**3,532**	3,276	3,246
Forest Products	**2,189**	2,119	4,169	**291**	288	520	**3,474**	2,971	2,732
Ferrous Metals	**517**	654	1,285	**66**	34	77	**361**	377	220
Industries	**817**	1,006	1,898	**52**	64	114	**1,006**	1,269	884
Financial Services	**–**	–	–	**–**	4	2	**–**	–	–
Exploration	**–**	–	–	**(40)**	(38)	(101)	**–**	–	–
Corporate Activities	**–**	–	–	**(88)**	(70)	(172)	**440**	424	379
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744
By geographical segment (by origin)									
South Africa	**3,285**	4,117	8,140	**864**	1,142	2,269	**6,213**	6,387	5,393
Rest of Africa	**1,400**	949	1,959	**262**	130	(121)	**356**	376	225
Europe	**3,149**	2,876	5,773	**210**	214	371	**6,388**	5,658	5,601
North America	**496**	562	1,067	**(18)**	1	(40)	**998**	801	796
South America	**672**	621	1,223	**189**	112	177	**1,380**	1,457	1,362
Australia and Asia	**565**	682	1,120	**74**	95	129	**1,738**	1,411	1,367
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744

(1) Operating profit is stated after deducting the following operating exceptional items as disclosed in note 4:

US$ million	**6 months ended 30.6.02**	6 months ended 30.6.01 Restated[3]	Year ended 31.12.01 Restated[3]
Operating profit before operating exceptional items	**1,565**	1,694	3,298
Group subsidiaries			
Base Metals	**46**	–	(473)
Corporate Activities	**(30)**	–	(25)
Joint ventures – Base Metals	**–**	–	(15)
Operating profit after operating exceptional items	**1,581**	1,694	2,785

(2) Net operating assets consist of tangible and intangible assets (excluding investments in joint ventures and associates), stocks and operating debtors less non-interest bearing current liabilities.

(3) Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

3 Profit for the period

The table below analyses the contribution of each division to the Group's headline earnings.

Six months ended 30 June 2002

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**396**	9	(143)	(104)	**158**
Gold	**215**	62	(80)	(97)	**100**
Diamonds	**256**	(25)	(62)	(3)	**166**
Coal	**237**	(29)	(66)	–	**142**
Base Metals	**82**	(22)	(22)	(1)	**37**
Industrial Minerals	**135**	2	(42)	(6)	**89**
Forest Products	**297**	(36)	(76)	(32)	**153**
Ferrous Metals	**67**	–	(20)	(6)	**41**
Industries	**53**	(22)	(8)	(14)	**9**
Exploration (see note 5)	**(41)**	–	–	9	**(32)**
Corporate Activities	**(50)**	8	19	–	**(23)**
Headline earnings for the financial period (see note 7)	**1,647**	(53)	(500)	(254)	**840**
Headline earnings adjustment (see note 7)	**(71)**	–	(8)	6	**(73)**
Profit for the financial period	**1,576**	(53)	(508)	(248)	**767**

3 **Profit for the period** continued

Six months ended 30 June 2001 [1]

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**764**	24	(272)	(255)	**261**
Gold	**226**	(31)	(43)	(73)	**79**
Diamonds	**212**	5	(74)	–	**143**
Coal	**187**	7	(46)	–	**148**
Base Metals	**(11)**	(33)	(24)	38	**(30)**
Industrial Minerals	**99**	(4)	(21)	(5)	**69**
Forest Products	**296**	(42)	(71)	(35)	**148**
Ferrous Metals	**36**	(10)	(11)	–	**15**
Industries	**65**	(21)	(9)	(18)	**17**
Exploration (see note 5)	**(38)**	–	–	11	**(27)**
Corporate Activities	**(56)**	6	9	–	**(41)**
De Beers investments[2]	**3**	159	(51)	(46)	**65**
Headline earnings for the financial period (see note 7)	**1,783**	60	(613)	(383)	**847**
Headline earnings adjustment (see note 7)	**1,842**	–	(84)	35	**1,793**
Profit for the financial period	**3,625**	60	(697)	(348)	**2,640**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

3 **Profit for the period** continued

Year ended 31 December 2001 [1]

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial year**
Platinum	**1,361**	37	(482)	(438)	**478**
Gold	**473**	(47)	(116)	(148)	**162**
Diamonds	**407**	(35)	(136)	(2)	**234**
Coal	**501**	53	(167)	–	**387**
Base Metals	**(21)**	(19)	(39)	61	**(18)**
Industrial Minerals	**243**	–	(69)	(14)	**160**
Forest Products	**533**	(78)	(123)	(60)	**272**
Ferrous Metals	**78**	(9)	(21)	–	**48**
Industries	**115**	(25)	(12)	(40)	**38**
Financial Services	**2**	1	(3)	–	**–**
Exploration (see note 5)	**(101)**	(1)	–	17	**(85)**
Corporate Activities	**(126)**	94	(28)	–	**(60)**
De Beers investments[2]	**–**	159	(51)	(43)	**65**
Headline earnings for the financial year (see note 7)	**3,465**	130	(1,247)	(667)	**1,681**
Headline earnings adjustment (see note 7)	**1,468**	–	(147)	83	**1,404**
Profit for the financial year	**4,933**	130	(1,394)	(584)	**3,085**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

4 Exceptional items

Operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA – reversal of previous impairment	**46**	–	–
Write-off in respect of ZCI/KCM copper mine	**–**	–	(353)
Write-down of investments	**(30)**	–	–
Other impairments or write-downs of assets and feasibility study costs	**–**	–	(160)
Total operating exceptional items	**16**	–	(513)
Minority interests	**–**	–	11
	16	–	(502)

Non-operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA	**5**	–	–
Gain arising from the exchange of the 32.2% interest in De Beers Group for the 45% interest in DB Investments	**–**	1,089	1,089
Gain arising from the exchange of the 15.3% in FirstRand Limited for interests in Gold Fields Limited (11.3%) and Billiton Plc (7.1%)	**–**	637	637
Partial disposal of interest in South African Breweries plc	**–**	82	95
Further disposal of interest in FirstRand Limited	**7**	46	68
Partial disposal of interest in Standard Bank Investment Corporation	**–**	40	44
Disposal of interest in Billiton Plc	**–**	36	36
Partial disposal of Columbus Stainless	**–**	(123)	(120)
Disposal of Elandsrand and Deelkraal gold mines	**–**	(8)	(8)
Disposal of interest in Aracruz Celulose SA	**–**	–	114
Disposal of other non-core assets	**(2)**	–	(36)
Partial disposal of interest in Li & Fung Limited	**–**	–	4
Share of associates' exceptional items	**19**	132	225
Profit on disposal of fixed assets	**29**	1,931	2,148
KCM exit costs	**(34)**	–	–
Total non-operating exceptional items	**(5)**	1,931	2,148
Taxation	**(8)**	(84)	(147)
Minority interests	**2**	28	53
	(11)	1,875	2,054
Total exceptional items (net of tax and minority interests)	**5**	1,875	1,552

5 Exploration expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**7**	2	13
Gold	**13**	12	25
Base Metals	**18**	19	59
Other	**3**	5	4
	41	38	101

6 Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
United Kingdom corporation tax at 30%	**–**	–	4
South Africa corporation tax at 30%	**219**	294	665
Other overseas taxation	**106**	106	230
Share of joint ventures' taxation	**11**	7	12
Share of associates' taxation	**79**	140	211
Deferred taxation	**85**	66	125
Tax on exceptional items	**8**	84	147
	508	697	1,394

The impact of the adoption of FRS 19 on the restated tax charge for the 6 months ended 30 June 2001 and for the year ended 31 December 2001 is disclosed in note 1.

7 Earnings per share

	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Weighted average number of ordinary shares in issue (million)	**1,410**	1,536	1,474
Basic earnings per share (US$):			
Profit for the financial period	**0.54**	1.72	2.09
Headline earnings for the financial period	**0.60**	0.55	1.14

The decrease in the weighted average number of ordinary shares is due to the cancellation in June 2001 of 163.2 million ordinary shares previously held by the De Beers Group.

Basic earnings per share are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The average number of shares in issue excludes the shares held by the employee benefit trust.

Basic earnings per share for the six months ended 30 June 2001 and for the year ended 31 December 2001 are restated for the impact of FRS 19, as disclosed in note 1.

Earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's past performance. Headline earnings per share are calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") Statement of Investment Practice No. 1, "The Definition of IIMR Headline Earnings".

7 **Earnings per share** continued

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Profit for the financial period	**767**	2,640	3,085	**0.54**	1.72	2.09
Operating exceptional items	**(16)**	–	513	**(0.01)**	–	0.35
Non-operating exceptional items	**5**	(1,931)	(2,148)	**–**	(1.25)	(1.45)
Related tax and minority interests	**6**	56	83	**0.01**	0.03	0.05
Profit before exceptional items	**762**	765	1,533	**0.54**	0.50	1.04
Amortisation of goodwill	**82**	89	167	**0.06**	0.06	0.11
Related minority interests	**(4)**	(7)	(19)	**–**	(0.01)	(0.01)
Headline earnings for the financial period	**840**	847	1,681	**0.60**	0.55	1.14

8 **Reconciliation of Group operating profit to net cash flow from operating activities**

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Group operating profit – subsidiaries	**1,164**	1,325	2,148
Depreciation and amortisation charges	**501**	518	1,010
(Increase)/decrease in stocks	**(12)**	21	1
Increase in debtors	**(299)**	(302)	(274)
Increase/(decrease) in creditors	**21**	(138)	135
Other items	**6**	82	519
Net cash inflow from operating activities	**1,381**	1,506	3,539

9 **Capital expenditure**

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**229**	126	391
Gold	**107**	119	243
Coal	**41**	31	93
Base Metals	**146**	196	446
Industrial Minerals	**159**	101	205
Forest Products	**132**	150	283
Ferrous Metals	**8**	16	28
Industries	**25**	31	65
Other	**3**	2	33
	850	772	1,787

10 Reconciliation of net cash flow to movement in net debt

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
(Increase)/decrease in cash in the period	**226**	(35)	226
Cash (inflow)/outflow from debt financing	**(1,593)**	824	1,550
Cash (inflow)/outflow from management of liquid resources	**(848)**	977	287
Change in net debt arising from cash flows	**(2,215)**	1,766	2,063
Net debt of subsidiary now cost accounted	**148**	–	–
Loans and current asset investments acquired with subsidiaries	**(72)**	(42)	(52)
Loans and current asset investments disposed of with subsidiaries	**1**	11	11
Currency translation differences	**(60)**	88	(450)
Movement in net debt	**(2,198)**	1,823	1,572
Net debt at start of the period	**(2,018)**	(3,590)	(3,590)
Net debt at end of the period	**(4,216)**	(1,767)	(2,018)

11 Movement in net debt

US$ million	As at 31.12.01	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Exchange and other adjustments [1]	**As at 30.06.02**
Cash at bank and in hand[2]	857	226	–	–	128	**1,211**
Debt due after one year	(2,635)	(1,592)	(62)	–	39	**(4,250)**
Debt due within one year	(2,243)	(1)	(17)	1	(151)	**(2,411)**
	(4,878)	(1,593)	(79)	1	(112)	**(6,661)**
Current asset investments	2,003	(848)	7	–	72	**1,234**
	(2,018)	(2,215)	(72)	1	88	**(4,216)**

(1) Other adjustments include an adjustment of $148 million to debt after one year, in respect of KCM which is now a cost accounted investment.

(2) Net of bank overdrafts.

Independent review report to Anglo American plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated statement of total recognised gains and losses, combined statement of movement in shareholders' funds and movement in reserves, consolidated cash flow statement and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London
United Kingdom

9 September 2002

Notice of interim dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2002 will be payable as follows:

Amount (United States currency)	15 US cents per ordinary share (see notes below)
Currency conversion date	Thursday 5 September 2002
Last day to trade on the JSE Securities Exchange	Friday 13 September 2002
Ex-dividend on JSE Securities Exchange from the commencement of trading on	Monday 16 September 2002
Ex-dividend on the LSE from the commencement of trading on	Wednesday 18 September 2002
Record date on the United Kingdom and South African registers	Friday 20 September 2002
Last date for receipt of Dividend Reinvestment Plan Mandate Forms by Computershare or Central Securities Depository Participants in South Africa	Friday 20 September 2002
Dividend warrants posted	Thursday 10 October 2002
Payment date of dividend	Friday 11 October 2002

Notes:

1 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those shareholders with an address in European countries which have adopted the Euro will be paid in that currency. Such shareholders may, however, elect to be paid in US dollars, provided all such elections are received by the United Kingdom Registrar by 20 September 2002. Shareholders with addresses elsewhere (except South Africa) will be paid in United States dollars. The equivalent of the dividend in sterling will be 9.5460 pence per ordinary share based on an exchange rate of $1=£0.63640. The equivalent in euros will be 15.0345 euro cents per ordinary share based on an exchange rate of $1 = € 1.0023

2 Shareholders on the South African branch registrar will be paid in South African rand, at R1.60275 per ordinary share based on an exchange rate of $1 = R 10.68500

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be affected by CSDPs during the period 16 to 20 September 2002 (both days inclusive)

4 Copies of the Terms and Conditions of the Dividend Reinvestment Plan are available from the Company's Registrar or the Registrar's Agent.

Production statistics

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01
Anglo Platinum (troy ounces)			
Platinum	**1,064,500**	1,018,900	2,145,900
Palladium	**526,000**	487,500	1,075,900
Rhodium	**84,300**	95,900	204,100
Nickel (tonnes)	**9,400**	9,200	19,500
AngloGold (gold in troy ounces)			
South Africa	**1,687,000**	2,358,000	4,669,700
Rest of Africa	**251,000**	406,000	867,800
North and South America	**415,000**	468,000	937,000
Australia and Asia	**450,000**	250,000	508,600
	2,803,000	3,482,000	6,983,100
Anglo Coal (tonnes)			
South Africa			
Eskom	**13,442,000**	14,490,000	28,250,000
Trade	**9,467,000**	9,731,000	19,182,000
Australia	**12,198,000**	10,474,000	24,282,000
South America	**3,297,000**	2,723,000	5,829,000
	38,404,000	37,418,000	77,543,000
Anglo Industrial Minerals (tonnes)			
Aggregates	**30,522,000**	33,535,000	64,112,000
Lime products	**439,000**	478,000	926,000
Concrete (m^3)	**3,289,900**	3,225,000	6,627,400
Potash	–	461,000	882,000
Sodium tripolyphosphate	**48,900**	47,000	91,500
Phosphates	**322,400**	332,900	820,500
Anglo Forest Products (tonnes)			
South Africa			
Pulp	**163,300**	176,000	290,400
Graphic papers	**264,300**	267,700	509,800
Packaging papers	**299,500**	273,000	527,600
Corrugated board (000 m^2)	**147,200**	123,600	275,000
Lumber (m^2)	**60,900**	69,000	137,000
Wood chips	**813,200**	693,200	1,284,300
Mining timber	**67,600**	66,000	131,800
Europe			
Pulp	**92,700**	92,600	187,800
Graphic papers	**630,970**	561,400	1,142,800
Packaging papers	**769,200**	588,300	1,202,000
Corrugated board (000 m^2)	**447,500**	349,600	780,200
Paper sacks (000 units)	**1,461,600**	1,354,300	2,620,100
Brazil			
Pulp	–	72,500	110,000

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Production statistics continued

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 13.12.01
Anglo Base Metals			
Copper (tonnes)			
Collahuasi	**95,900**	93,000	199,200
Mantos Blancos	**78,600**	76,300	156,800
Hudson Bay	**42,700**	36,000	79,600
KCM	**–**	90,500	196,800
Other	**15,300**	16,900	33,100
	232,500	312,700	665,500
Nickel (tonnes)			
Loma de Níquel	**7,500**	3,600	9,700
Codemin	**2,900**	3,100	5,800
Tati	**1,500**	1,900	3,500
Other	**2,500**	2,300	8,600
	14,400	10,900	27,600
Zinc (tonnes)			
Hudson Bay	**47,400**	33,000	88,400
Black Mountain	**13,500**	13,200	24,300
Lisheen	**37,900**	27,300	52,900
	98,800	73,500	165,600
Lead (tonnes)			
Black Mountain	**20,000**	24,200	45,800
Lisheen	**5,400**	5,400	8,500
	25,400	29,600	54,300
Mineral sands (tonnes)			
Chloride slag	**53,600**	49,600	104,600
Sulphate slag	**15,500**	12,800	28,200
Pig iron	**43,900**	45,300	84,400
Zircon	**58,000**	54,000	114,100
Rutile	**13,600**	12,500	27,100
Niobium (tonnes)			
Catalão	**1,700**	-	-
Anglo Ferrous Metals (tonnes)			
Chrome ore	**485,000**	535,600	1,012,000
Vanadium slag	**36,700**	35,000	73,700
Chrome alloys	**145,200**	154,800	289,000
Manganese ore (mtu m)	**31**	39	62
Manganese alloys	**85,500**	122,000	280,000
Steel	**461,200**	554,000	1,419,000
Niobium	**–**	1,700	3,400

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Exchange rate and commodity prices

US dollar exchange rates Average spot prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
South African rand	**10.99**	7.93	8.62
Sterling	**0.69**	0.69	0.69
Euro	**1.11**	1.11	1.12
Australian dollar	**1.89**	1.92	1.93
Period end spot prices			
South African rand	**10.37**	8.05	11.96
Sterling	**0.65**	0.71	0.69
Euro	**1.01**	1.18	1.12
Australian dollar	**1.77**	1.95	1.96

Commodity prices Average market prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Gold – US$/oz	**302**	266	271
Platinum – US$/oz	**515**	599	526
Palladium – US$/oz	**370**	794	582
Rhodium – US$/oz	**952**	1,994	1,610
Copper – US cents/lb	**72**	78	72
Nickel – US cents/lb	**298**	300	270
Zinc – US cents/lb	**36**	44	40
Lead – US cents/lb	**22**	22	22
European eucalyptus pulp price (CIF) – US$/tonne	**427**	537	490

ANGLO AMERICAN

News Release

10 September 2002

Anglo American plc reports a solid first half performance despite difficult market conditions

- Headline earnings per share up 9% to US 60 cents.
- Headline earnings reflect improved geographic diversity: South Africa 54%, Rest of world 46%.
- Good performances from gold, base metals, coal, diamonds, forest products, industrial minerals and ferrous metals, more than offsetting sharply lower earnings from platinum.
- Strong improvement in the Base Metals division – headline earnings of $37 million compared with a loss of $30 million in the first half of 2001.
- Contribution from Diamonds up by 16% on better than expected sales.
- Further cost savings and efficiency improvements of $133 million achieved.
- Strong cash generation: EBITDA[1] interest cover of 15.5 times; EBITDA[1] return on total capital 24%.
- $1.9 billion of acquisitions.
- Interim dividend maintained at 15 US cents per share.

HIGHLIGHTS FOR THE SIX MONTHS TO 30 JUNE 2002 US$ million except per share amounts	**6 months ended 30.06.02**	**6 months ended 30.06.01 Restated [2]**	**Change**
Group turnover & share of turnover of joint ventures & associates	9,567	9,807	(2)%
Total operating profit for the period	1,581	1,694	(7)%
Profit for the period	767	2,640	(71)%
Profit for the period before exceptional items	762	765	(0.4)%
Headline earnings for the period [3]	840	847	(0.8)%
Earnings per share (US$):			
Headline earnings for the period	**0.60**	**0.55**	**9 %**
Profit for the period	0.54	1.72	(69)%
Profit for the period before exceptional items	0.54	0.50	8 %
Dividend for the period (US cents per share)	15	15	-

(1) Annualised.

(2) The profit and loss account for the six months ended 30 June 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax".

(3) See note 7 for basis of calculation of headline earnings.

Tony Trahar, Chief Executive, said:

"The first half of 2002 has been another challenging period for Anglo American. However, despite continuing unfavourable economic conditions and weak commodity markets, our first half results demonstrate a very solid performance. Improved earnings were recorded for the majority of our businesses reflecting the ongoing emphasis on reducing costs and improving efficiencies.

We have made further progress in implementing our strategy of adding value for shareholders by:
- *seeking growth in our natural resource businesses, both organically and through acquisitions*
- *maintaining our product diversity and broadening our geographic spread.*

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

The outlook for most of our commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties we remain cautious about the outlook for commodity prices, although our product and geographic diversity, coupled with our continuing cost and efficiency improvement programme, will continue to underpin our performance going forward."

First Half Results – Overview

It is pleasing to report that headline earnings per share for the first half of 2002 increased by 9% to 60 US cents. The marginal decline of $7 million in headline earnings to $840 million was more than offset by the cancellation of some 163 million shares in June 2001 as part of the De Beers transaction. Six of the Group's operating businesses and associates, including gold, base metals, diamonds, forest products, industrial minerals and ferrous metals, reported increased headline earnings during the first half – a strong performance that compensated for lower earnings from platinum and coal.

Once again, the Group's performance reflects the benefits of its product diversity and the successful integration of its recent acquisitions, with 46% of headline earnings being derived from non-South African operations, compared with 26% in the first half of 2001. Over the past six months $1.9 billion of acquisitions have been completed, of which 49% were in South Africa and 51% outside South Africa. This further reflects the progress that Anglo American has made in its strategy to pursue global diversification.

First Half Developments

Good progress has been made with the restructuring of the Base Metals division, focusing on long-life, low-cost operations. A major development in this regard was the agreement to acquire the Disputada copper operation in Chile, from Exxon Mobil Corporation. Finalisation of the acquisition is subject to the

approval of the Chilean government and agreement with the state owned mining company, ENAMI, which it is hoped will be obtained shortly. The acquisition of Disputada will consolidate Anglo American's position as a significant, low-cost copper producer.

In January, Anglo American announced its withdrawal from the Konkola Copper Mines (KCM) operations in Zambia, based on KCM's high production costs and inability to raise non-recourse external finance for the Konkola Deep Mining Project. The final terms of the withdrawal from KCM will result in Anglo American making available an additional amount of $34 million over and above the $353 million already provided, which will help to secure the future of KCM as a going concern, in accordance with the objectives of the Zambian government.

In May, Anglo American announced the sale of its 43% stake in Tati Nickel and 18% interest in BCL in Botswana to LionOre Mining International Limited for $76 million and the sale of its 50% interest in the Salobo copper deposit in Brazil to CVRD for $51 million.

In February, Anglo Coal, as part of a consortium with BHP Billiton and Glencore, acquired the remaining 50% interest in Cerrejón Zona Norte from Exxon Mobil Corporation. The consortium is now the largest producer of thermal coal in Colombia. In April, joint venture plans with Mitsui Coal were announced to expand the Moura mine and to develop the Dawson Valley projects in Australia.

In Ferrous Metals, the acquisition of a 20.1% stake in Kumba and a 34.9% stake in Avmin for a total of $365 million formed the basis of a broader strategic objective of securing a meaningful interest in the iron ore sector in South Africa. Discussions are now underway with a number of parties, including the government and black economic empowerment groupings, with a view to unlocking the potential of this resource in the Northern Cape. The South African Competition Commission has recommended to the Competition Tribunal that the proposed acquisition be approved.

Scaw Metals acquired Moly-Cop, the grinding media businesses of GS Industries of the United States, for $105 million in May. Scaw Metals is now a leader in the production of grinding media worldwide.

In March, as part of Anglo Forest Products' stated objective of growing its position in the corrugated packaging market, the division successfully completed the joint acquisition, with Spanish group Saica, of the French paper and packaging company, La Rochette. Subsequent to this transaction the businesses of La Rochette have been divided between Mondi and Saica, which will result in the division retaining ownership of significant corrugated packaging businesses in France and the United Kingdom. In addition, the division acquired a further 68.5% interest in the Syktyvkar Forest Enterprise business for a cash consideration of $252 million. Syktyvkar is a low-cost Russian producer of A4 copy paper and supplies an important component of Mondi's product mix in European markets.

Anglo Industrial Minerals, through Tarmac, agreed to acquire the aggregates and ready-mixed concrete assets of the Mavike Group in Spain for a cash consideration of $55 million. The acquisition, which was announced in May, establishes Tarmac as the largest ready-mixed concrete supplier on the Spanish Mediterranean coast and consolidates its position as the leading supplier in the Madrid region.

During the period, through market purchases, the Group increased its stake in Anglo Platinum to 63.8% and in Gold Fields Limited to 20%.

In April, as part of a repositioning of its treasury portfolio, Anglo American placed a five year convertible bond of $1.1 billion at an interest rate of 3 3/8 % per annum, one of the largest convertible bonds to date in the United Kingdom. The proceeds were used to pay down more expensive existing debt.

HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research at Anglo American over the last 18 months. In August, it was announced that operating companies would be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. Operations will continue to promote their substantial education and prevention programmes, keeping Anglo American in the forefront of advanced HIV/AIDS programmes for its employees.

South Africa's Minerals and Petroleum Bill

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

Black Economic Empowerment

Since 1994, Anglo American in South Africa has concluded a number of empowerment transactions with a market value of some R10 billion, equivalent at current exchange rates to $964 million, with Historically Disadvantaged South Africans (HDSAs). In addition, Anglo Platinum is currently in the process of entering into further major empowerment transactions, on a commercial basis, which will unlock significant value for HDSAs. Moreover, during 2001, Group companies transacted R1.3 billion of procurement, equivalent at current exchange rates to $120 million, with HDSA companies, an increase of 23% over the prior year. Excluding fuel and electricity, HDSA-owned businesses represented 20% of the Group's total procurement spend in South Africa.

Dividend

An unchanged interim dividend of 15 US cents has been declared. As highlighted in the 2001 final results announcement, consideration of any increase in the total dividend for the year will be assessed at the time of the recommendation of the final dividend for the year.

Outlook

The outlook for most of the Group's commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties Anglo American remains cautious about the outlook for commodity prices, although its product and geographic diversity, coupled with its continuing cost and efficiency improvement programme, will continue to underpin performance going forward.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

OPERATIONS REVIEW

Highlights

Headline earnings per share for the six months to 30 June 2002 were $0.60 per share, an increase of 9% from the prior year. The increase reflects the good performance of many of the Group's businesses as well as the cancellation of 10% of the Company's shares in issue in June 2001 as part of the De Beers transaction. Gold, base metals, diamonds, forest products, industrial minerals and ferrous metals performed well. The Group's product and geographic diversity, with 46% of headline earnings being derived from outside of South Africa, compared with 26% in the first half of 2001, demonstrated its benefits during a period of difficult market conditions.

In 2002, the Group adopted Financial Reporting Standard 19 'Deferred Tax' (FRS 19), which requires deferred tax to be provided on all timing differences arising from the different treatment of items for accounting and taxation purposes that result in an obligation to pay more tax, or a right to pay less tax, at a future date. Adoption of FRS 19 required a restatement of the 2001 accounts, resulting in an increase in deferred tax provisions of $933 million as at 31 December 2001, with a resulting prior year adjustment of $570 million, after accounting for minority interests. The prior year adjustment is taken as a write-off to reserves. The restatement of the 2001 profit and loss account resulted in a decrease in headline earnings of $37 million for the six months to 30 June 2001 and $89 million for the year to 31 December 2001. The adoption of FRS 19 decreased first half headline earnings for 2002 by $69 million.

Profit for the financial period was $767 million compared with $2,640 million in the prior year. The lower profit in the current year reflects the significant exceptional gains in 2001 owing to the De Beers transaction and the exchange of part of the Group's interest in FirstRand Limited for interests in Billiton Plc and Gold Fields Limited. Excluding exceptional items, earnings per share were $0.54 for the six months to June 2002 compared with $0.50 per share in the prior year.

Platinum

Anglo Platinum's operating profit of $389 million was $365 million lower than in the first half of 2001, primarily owing to lower platinum group metals (PGM) prices.

The average realised price for platinum of $513 per ounce was $87 per ounce lower than for the first half of 2001. Palladium and rhodium prices per ounce realised were less than half those achieved a year earlier at $371 per ounce (2001: $784 per ounce) and $946 per ounce (2001: $1,976 per ounce), respectively.

Despite these significant decreases, current PGM prices are at levels which continue to yield substantial operating margins for Anglo Platinum, and which enjoy consumer support.

Refined platinum production (including attributable Northam Platinum output) of 1,064,500 ounces was 4.5% higher, reflecting the increased output from new projects.

The Bafokeng-Rasimone mine has continued to build up ore reserves and production, albeit more slowly than anticipated, while ongoing optimisation at both Amandelbult and Lebowa mines yielded additional ounces from their UG2 expansions commissioned in 2000. Rustenburg mine's new Waterval UG2 project commenced milling ore in February.

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the company remains committed to the expansion programme to produce 3.5 million ounces of refined platinum per annum from 2006. However, any delays in the processing of mining licence applications may affect the timeous achievement of this target.

The new converting process project at Rustenburg has entered its commissioning phase, and the new Modikwa (formerly Maandagshoek) mine in North West Province commenced milling ore in July.

Anglo Platinum continues to support the process of black economic empowerment (BEE) and is proud of the very significant contribution it has made by facilitating the purchase of 22.5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by African Rainbow Minerals in respect of the Modikwa project.

Anglo Platinum's commitment to fostering further BEE in projects has been reaffirmed by the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone mine and the Styldrift Project, as well as the agreement reached with the South African government regarding BEE participation on portions of the Eastern Limb expansion projects.

Gold

AngloGold's operating profit for the first half of 2002 was 2% lower at $197 million. Production decreased from 3.5 million ounces to 2.8 million ounces, mainly as a result of the sale of the Free State assets. Total cash costs decreased from $189 per ounce to $156 per ounce as a result of the South African rand's weakening against the dollar and the sale of the higher-cost assets.

Headline earnings increased by 27% to $100 million, mainly arising from realised gains on non-hedge derivatives of $24 million, net of minorities and taxation.

AngloGold's own performance, its positive view of the gold market and its willingness to manage its hedge book to take account of changing market circumstances resulted in a significant reduction in its open hedge book position. At the end of June, the hedge book had reduced by 4.0 million ounces to 10.5 million ounces.

During the half-year, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy to settle debt. The company also received a cash payment of $164 million for the sale of the Free State assets.

In the United States, the $195 million Cripple Creek & Victor expansion project in Colorado is progressing on schedule and a significant portion of the leach pad additions has been completed.

In July 2002, AngloGold announced the acquisition of additional production of 130,000 ounces per annum by doubling its stake to 92.5% in the Cerro Vanguardia mine in Argentina for $98 million.

Diamonds

Attributable operating profit from De Beers of $242 million was 14% higher than the prior year. Headline earnings of $166 million were 16% higher.

The diamond industry began the year in a positive mood following better than expected Christmas season retail sales of diamond jewellery, a significant reduction in inventory of polished diamonds held by the retail trade during 2001 and cautious optimism for recovery in the global economy in 2002. Restocking by the retail trade in the first half of the year meant that polished demand from the cutting centres exceeded underlying retail demand in the consumer markets. As a result, polished stocks financed by the cutting centres reduced over the period from about $4.1 billion to $3.4 billion. Clients of the Diamond Trading Company (DTC), the marketing arm of De Beers, benefited from receiving consistent assortments of rough diamonds at competitive prices, which facilitated further investment in marketing.

During the first six months of 2002, rough diamonds were in strong demand and sales by the DTC for the period totalled $2,842 million, 8.5% higher than for the equivalent period in 2001. Prospects for the remainder of the year will depend on the state of the global economy and consumer confidence, particularly in the United States, which will determine consumer offtake and the level of stock the trade is prepared to hold.

De Beers made further good progress with the European Commission on its Supplier of Choice strategy and anticipates a favourable outcome during the second half of the year.

The new five-year $4 billion trade agreement between De Beers and the Russian diamond producer, Alrosa, was formally notified to the European Commission for clearance in February. Both parties are committed to engaging constructively with the Commission to address any concerns it might raise.

In February, De Beers signed Heads of Agreement with Mvelaphanda Diamonds (Proprietary) Limited, a black empowerment company, committing both parties to a grassroots (early stage) joint venture exploring for new world-class diamond deposits in the northern part of South Africa. The joint venture agreement was finalised and signed in July.

Coal

Anglo Coal's operating profit was $232 million, 27% higher than for the first six months of 2001. Headline earnings of $142 million were 4% lower, mainly owing to exchange losses arising from the rand's strengthening since December 2001.

Attributable sales volumes at 39.8 million tonnes reflected organic growth in Australia and higher trade sales in South Africa, as well as contributions of Colombian and Australian acquisitions, offset by production cuts in response to deteriorating thermal coal market conditions. Sales prices for export thermal coals were lower than anticipated and are expected to remain under pressure during the second half. Export metallurgical prices exceeded expectations and are expected to remain firm.

In South Africa, operating profit was 27% higher. Total sales revenue rose by 8% and was accompanied by higher profits on exchange due to a weaker average exchange rate. This increase was negatively impacted by marginally lower export sales prices.

In Australia, despite significant operational difficulties experienced at Dartbrook where high gas levels restricted production, operating profit increased by 24%. Production at Moranbah has been restricted by a slower than anticipated longwall move and ongoing strata issues. Production at the other Australian operations met or exceeded expectations for the period.

In April, Anglo Coal Australia (ACA) entered into joint venture arrangements with Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan (Mitsui). Mitsui exercised its pre-emptive right in relation to Coal & Allied's 55% interest in the Moura mine in May, and then sold a 51% interest to ACA. In July, ACA divested its 30% interest in the German Creek mine and 49% of its interests in the Theodore, Dawson and Taroom prospects to Mitsui. ACA also secured entry into the pulverised coal injection (PCI) market, by acquiring a 23% interest in the Jellinbah mine. Work continues on the development of Grasstree.

The consortium of Anglo American, BHP Billiton and Glencore completed the acquisition of the remaining 50% of Cerrejón Zona Norte (CZN) in Colombia from Exxon Mobil Corporation in February. CZN has been operationally merged by the consortium with the adjoining Carbones del Cerrejón, to form a single complex, named Cerrejón, capable of producing 22 million tonnes of coal per annum. Production and sales forecasts for 2002 have been cut back to approximately 18 million tonnes owing to current market weakness. Carbones del Guasare in Venezuela continues to perform satisfactorily, although the current weak thermal market has necessitated cutbacks in production and sales.

Base Metals

Operating profit was $127 million, against a $12 million loss recorded for the first half of 2001. The $139 million turnaround arose primarily as a result of: operating cost reductions and volume increases ($47 million); the exceptional reversal of the 2000 impairment against Salobo following its sale ($46 million); the de-consolidation of Konkola Copper Mines (KCM) in Zambia ($42 million); the transfer of Catalão in Brazil to the Base Metals division ($12 million); and cost accounting of the investment in Anaconda Nickel in Australia ($11 million). These improvements were partially offset by lower zinc and copper prices.

Copper operations generated operating profit of $66 million (2001: $11 million, which included a $42 million loss at KCM) despite the average copper price being lower by 7% at 72 US cents/lb. In Chile, Mantos Blancos and Collahuasi benefited from good cost control and a weaker peso. Attributable copper production was 232,500 tonnes, compared with 312,700 tonnes in 2001, of which 90,500 tonnes related to KCM.

Zinc operations reduced their operating loss to $20 million (2001: $25 million loss), despite a 19% reduction in the average zinc price to 36 US cents/lb. Attributable zinc production increased from 73,500 tonnes to 98,800 tonnes with Lisheen in Ireland now operating at full capacity and higher output at Hudson Bay in Canada.

Operating profit for the nickel operations rose to $14 million (2001: $2 million) with the commencement of commercial production at Loma de Níquel in Venezuela in January of this year. Attributable production at 14,400 tonnes was 3,500 tonnes higher than the first half of 2001. The average nickel price was $2.98/lb (2001: $3.00/lb).

At Namakwa Sands in South Africa, operating profit increased to $17 million (2001: $14 million) as a result of stronger zircon sales and a weaker rand, whilst Catalão generated operating profits of $12 million broadly in line with the previous year.

The $454 million Skorpion zinc project in Namibia, the $110 million Black Mountain Deeps Project in South Africa and the $276 million 777 project at Hudson Bay all remain on schedule and on budget. The $320 million Rosario transition project to maintain production at Collahuasi was approved and development is now underway.

The final terms of the agreed withdrawal from KCM resulted in an additional provision of $34 million, over and above the $353 million provided at year end 2001, in full and final settlement of all liabilities. Base Metals disposed of its 50% interest in the Salobo project for $51 million and its 30% interest in the Kolwezi project for $3.5 million. Base Metals also reached agreement to sell its 43% interest in Tati Nickel and 18% interest in BCL in Botswana, for $76 million. Negotiations continue with Exxon Mobil Corporation on completing the acquisition of Disputada in Chile.

Industrial Minerals

Operating profit was $113 million, 51% higher than for the first six months of 2001. The performance of the Tarmac Group businesses continued to improve, with operating profit up by over 40%. This was principally due to higher prices and efficiency improvements, reflecting stronger market conditions as well as a continued focus on cost reduction. This, together with an improved performance by Copebrás in Brazil, resulted in Anglo Industrial Minerals' operating profit increase.

The first half of 2002 saw several significant developments. In January, the acquisition of Durox, a leading producer of aircrete blocks in the United Kingdom, from RMC was completed. RMC's concrete products business in France was also acquired. In May, an agreement was reached to acquire the aggregates and ready-mixed concrete assets of Mavike in Spain for $55 million. Approval has been received from the Spanish competition authorities and completion is expected later in the year. A

number of smaller acquisitions were also made in the south of England and Poland. In addition, the sale of Cleveland Potash was completed in April.

In the United Kingdom, trading conditions were stronger than in the first six months of 2001, with sales volumes up in most product areas. In particular, the asphalt business benefited from increased activity resulting from higher infrastructure investment and concrete block volumes showed a strong recovery. Prices also increased and the Aggregates Levy, introduced in April, has been passed on in full to customers. With the synergies from the acquisition of Tarmac having been fully effected, a further cost-reduction programme is underway and this is generating additional savings. Work continues on the new cement plant at Buxton and the project remains on schedule for completion in 2003.

Strong trading in Spain and France, along with a first-time contribution from the business acquired from RMC, were responsible for a 17% increase in operating profit in continental Europe. In central Europe, results remained flat, with difficult market conditions in Germany also affecting Poland and the Czech Republic.

Copebrás benefited from the continued increase in demand for phosphate fertilisers in Brazil and lower costs, although prices were impacted by weaker international market conditions. The new plant at Goiás, which will significantly increase capacity, is expected to be completed by the end of 2002.

Forest Products

The Forest Products division recorded an operating profit of $291 million, marginally higher than in the corresponding period last year. Mondi Europe's operating profit of $191 million was 6% higher, reflecting the sustained focus on cost reductions and production efficiencies, which generated savings of $27 million. Mondi South Africa maintained operating profit at $100 million.

Mondi Europe continued its expansion with the completion of two further strategic acquisitions: an additional 68.5% interest in Russian pulp and paper group Syktyvkar Forest Enterprise and, jointly with Spanish group Saica, the businesses of the French corrugated packaging group, La Rochette.

The La Rochette transaction will see Mondi retaining ownership of three integrated plants and six sheet plants and strengthen its corrugated packaging position in France and the UK. This has developed critical mass for Mondi Packaging in France.

Packaging results improved, reflecting additional output from the recently rebuilt paper machine No. 5 in Poland and synergy benefits arising from the integration of the Danisco Pack UK corrugated operations. While packaging paper prices trended lower, volumes increased. The order position in industrial packaging improved from a weak fourth quarter in 2001.

In uncoated woodfree papers, demand from the office communication sector has been firm and prices relatively stable. An expansion programme at SCP Ruzomberok was approved, which will increase capacity to 430,000 tonnes by late 2003. With Mondi Europe's acquisition of the controlling interest in Syktyvkar, Neusiedler is now the leading producer in Europe of uncoated woodfree paper.

Market conditions in newsprint deteriorated following decreased advertising expenditure.

In South Africa, some price recovery from the low levels at the beginning of 2002 contributed to earnings being maintained.

Bleached eucalyptus pulp prices averaged $418 per tonne for the period and the list price had reached $480 per tonne by June.

The South African market for both graphic papers and packaging grades was healthy. The combination of increased volumes and improved prices contributed to higher profits in rand terms. The increase was reduced on translation by the substantially weaker rand when compared with the prior year.

Ferrous Metals and Industries

The performance of the Ferrous Metals division improved significantly in comparison with the first six months of 2001, with operating profit of $66 million, an increase of $32 million. This reflected solid underlying performance and the positive impact of the acquisitions made during the first half of 2002. World crude steel production was 3.4% higher and the steel market is now generally perceived to be at the bottom of the cycle.

South African-based Scaw Metals' operating profit was $6 million higher at $21 million, including $2 million from Moly-Cop, the grinding media business of GS Industries in the United States, which was acquired in the second quarter for $105 million. Scaw's operations have a profitable mix of product, generally driven by increased domestic consumption of rolled steel and cast steel products.

Highveld Steel's operating profit improved materially to $14 million. This was mainly due to improved export prices, a strong South African steel market, the weakening of the rand against the dollar and the sale of Columbus, which made a loss last year. Vanadium prices have improved over the past six months from historically low levels of around $6 per kilogram for ferrovanadium to the current level of just over $9 per kilogram.

Samancor, in which the Group holds a 40% interest, improved on the back of higher ore and alloy sales volumes and higher alloy sales prices. Chrome operations continued to be affected by low ferrochrome prices, which averaged 25 cents/lb against 30 cents/lb a year earlier, although losses were reduced.

Good progress was made towards the strategic objective of securing a meaningful interest in the iron ore sector. An interest of 20.1% was acquired in Kumba, along with 34.9% in Avmin, of which 10.5% and 9.9%, respectively, are still subject to approval by South Africa's Competition Commission.

Boart Longyear's operating profit declined from $16 million to $10 million. The results reflect a very slow start to 2002, with a recovery in the second quarter, which should be sustained for the rest of the year.

Tongaat-Hulett's operating profit was $12 million lower at $43 million. Sugar performed satisfactorily and strong performances were recorded by African Products and Hulett Aluminium, with the latter increasing its revenue by 20% to a record first-half level of $138 million. This was achieved under difficult market conditions, with levels of international demand and margins in dollar terms being at the lowest level for many years.

The Group's 49% share of Terra's attributable operating loss of $0.7 million was lower than for the same period last year mainly owing to lower natural gas costs and higher sales volumes.

Dividend

Anglo American will pay an unchanged interim dividend of 15 US cents per share on 11 October 2002 to shareholders on the register at the close of business on 20 September 2002.

Cash flow

Cash flow from operations was $1,381 million compared with $1,506 million during the prior period. This inflow was after a $290 million increase in working capital (2001: $419 million). On an annualised basis, interest cover remains well covered by EBITDA at 15.5 times.

Acquisition expenditure accounted for an outflow of $1,869 million during the period. The principal acquisitions were Mondi Europe's additional 68.5% interest in Syktyvkar and the joint acquisition of La Rochette, Anglo Coal's participation in the purchase of the remaining 50% in Cerrejón Zona Norte, Ferrous Metals' acquisition of a 9.6% stake in Kumba, a 25% stake in Avmin and a 100% interest in Moly-Cop as well as increased stakes in Anglo Platinum and Gold Fields.

Purchases of tangible fixed assets amounted to $850 million, an increase of $78 million from 2001. The major components of expansion were in Base Metals, Anglo Platinum, and Industrial Minerals.

Tax payments were $567 million compared with $347 million in the prior year.

Balance sheet

As at 30 June 2002, shareholders' funds were $14,410 million compared with $12,856 million at 31 December 2001, due mainly to changes in exchange rates contributing $992 million and retained profit of $556 million. The increase in the value of the South African rand by 13% since 31 December had a significant impact on the Group's reserves.

Net debt was $4,216 million, an increase of $2,198 million from the prior year. The increase principally reflects the acquisitions during the period.

Net debt comprises $6,681 million of debt, offset by $2,465 million of cash and short-term investments.

Net debt to total capital at 30 June 2002 was 20.4% compared with 12.2% at 31 December 2001.

The Group's reserves include the impact of the cancellation, on 11 June 2001, of 163,212,568 ordinary shares of $0.50 each as part of the De Beers transaction.

Consolidated profit and loss account
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[1]	Year ended 31.12.01 Restated[1]
Group and share of turnover of joint ventures and associates	2	**9,567**	9,807	19,282
Less: Joint ventures' turnover		**(499)**	(475)	(1,109)
Associates' turnover		**(2,148)**	(1,719)	(3,387)
Group turnover – subsidiaries		**6,920**	7,613	14,786
Operating costs		**(5,756)**	(6,288)	(12,638)
Group operating profit – subsidiaries		**1,164**	1,325	2,148
Share of operating profit of joint ventures		**98**	106	178
Share of operating profit of associates		**319**	263	459
Total operating profit	2	**1,581**	1,694	2,785
Profit on disposal of fixed assets	4	**29**	1,931	2,148
Loss on termination of operations	4	**(34)**	–	–
Profit on ordinary activities before interest		**1,576**	3,625	4,933
Investment income		**181**	411	799
Interest payable		**(234)**	(351)	(669)
Profit on ordinary activities before taxation		**1,523**	3,685	5,063
Tax on profit on ordinary activities	6	**(508)**	(697)	(1,394)
Profit on ordinary activities after taxation		**1,015**	2,988	3,669
Equity minority interests		**(248)**	(348)	(584)
Profit for the financial period		**767**	2,640	3,085
Equity dividends to shareholders – paid and proposed		**(211)**	(211)	(690)
Retained profit for the financial period		**556**	2,429	2,395
Headline earnings for the financial period	3	**840**	847	1,681
Basic earnings per share (US$)				
Profit for the financial period	7	**0.54**	1.72	2.09
Headline earnings for the financial period	7	**0.60**	0.55	1.14
Dividend per share (US cents)		**15.0**	15.0	49.0

(1) The profit and loss account for the six months ended 30 June 2001 and for the year ended 31 December 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax" as disclosed in note 1.

All amounts included above relate to continuing operations.

Consolidated balance sheet
as at 30 June 2002

US$ million	As at 30.06.02	As at 30.06.01 Restated[1]	As at 31.12.01 Restated[1]
Fixed assets			
Intangible assets	**2,096**	2,384	2,100
Tangible assets	**12,767**	11,447	10,770
Investments in joint ventures and associates	**5,151**	4,918	3,996
Other investments	**1,693**	1,660	1,527
	21,707	20,409	18,393
Net current assets			
Stocks	**1,469**	1,627	1,383
Debtors	**3,416**	3,323	2,835
Current asset investments	**1,234**	3,226	2,003
Cash at bank and in hand	**1,231**	964	915
	7,350	9,140	7,136
Short term borrowings	**(2,431)**	(2,658)	(2,301)
Other current liabilities	**(3,661)**	(3,615)	(3,936)
Net current assets	**1,258**	2,867	899
Total assets less current liabilities	**22,965**	23,276	19,292
Long term liabilities	**(4,250)**	(3,299)	(2,635)
Provisions for liabilities and charges	**(2,291)**	(2,649)	(2,194)
Equity minority interests	**(2,014)**	(2,085)	(1,607)
Net assets	**14,410**	15,243	12,856
Capital and reserves			
Share capital and premium	**1,943**	1,937	1,937
Reserves	**1,352**	1,352	1,352
Profit and loss account	**11,115**	11,954	9,567
Total shareholders' funds (equity)	**14,410**	15,243	12,856

[1] Restated for the adoption of FRS 19 – see note 1.

The interim financial information was approved by the board of directors on 9 September 2002.

Consolidated statement of total recognised gains and losses for the six months ended 30 June 2002

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated(1)	Year ended 31.12.01 Restated(1)
Profit for the financial period	**767**	2,640	3,085
Currency translation differences on foreign currency net investments	**992**	(638)	(2,986)
Total recognised gains for the financial period	**1,759**	2,002	99
Prior year adjustment (see note 1)	**(570)**		
Total recognised gains since last annual report	**1,189**		

(1) Restated for the adoption of FRS 19 – see note 1.

Combined statement of movement in shareholders' funds and movement in reserves for the six months ended 30 June 2002

US$ million	Issued share capital	Share premium	Merger reserves	Other reserves	Profit and loss account	**Total**
At 1 January 2002 as previously reported	734	1,203	636	716	10,137	**13,426**
Prior year adjustment (see note 1)	–	–	–	–	(570)	**(570)**
At 1 January 2002 restated	734	1,203	636	716	9,567	**12,856**
Profit for the financial period	–	–	–	–	767	**767**
Dividends proposed	–	–	–	–	(211)	**(211)**
Shares issued	–	6	–	–	–	**6**
Currency translation differences	–	–	–	–	992	**992**
Balance at 30 June 2002	**734**	**1,209**	**636**	**716**	**11,115**	**14,410**

Consolidated cash flow statement
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Net cash inflow from operating activities	8	**1,381**	1,506	3,539
Expenditure relating to fundamental reorganisation		**-**	(20)	(23)
Dividends from joint ventures and associates		**115**	223	258
Returns on investments and servicing of finance				
Interest received and other financial income		**175**	144	419
Interest paid		**(141)**	(254)	(430)
Dividends received from fixed asset investments		**21**	41	74
Dividends paid to minority shareholders		**(207)**	(281)	(454)
Net cash outflow from returns on investments and servicing of finance		**(152)**	(350)	(391)
Taxes paid		**(567)**	(347)	(637)
Capital expenditure and financial investment				
Payments for fixed assets	9	**(850)**	(772)	(1,787)
Proceeds from the sale of fixed assets		**272**	199	263
Exit funding for Konkola Copper Mines (KCM)		**(95)**	-	-
Payments for other investments[1]		**(210)**	(79)	(96)
Proceeds from the sale of other investments[1]		**190**	1,019	1,174
Net cash (outflow)/inflow for capital expenditure and financial investment		**(693)**	367	(446)
Acquisitions and disposals				
Acquisition of subsidiaries		**(1,024)**	(154)	(718)
Disposal of subsidiaries		**33**	135	135
Investment in associates		**(505)**	(189)	(223)
Sale of interests in associates and joint ventures		**51**	1,148	1,527
Investment in proportionally consolidated joint arrangements		**(164)**	(51)	(51)
Investment in joint ventures		**(28)**	(22)	(76)
Net cash (outflow)/inflow from acquisitions and disposals		**(1,637)**	867	594
Equity dividends paid to Anglo American shareholders		**(517)**	(509)	(714)
Cash (outflow)/inflow before use of liquid resources and financing		**(2,070)**	1,737	2,180
Management of liquid resources[2]		**848**	(977)	(287)
Financing		**1,448**	(795)	(1,667)
Increase/(decrease) in cash in the period	10	**226**	(35)	226

(1) Disposal and acquisition of other financial assets included in fixed assets.
(2) Cash flows in respect of current asset investments.

Notes to financial information

1 Accounting policies

The financial information has been prepared in accordance with generally accepted accounting principles in the UK. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2001, except for the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax", as set out below. The financial information for the year ended 31 December 2001 has been derived from the Group's statutory accounts for that period as filed with the Registrar of Companies, restated where appropriate for the impact of FRS 19. The auditors' report on the statutory accounts for the year ended 31 December 2001 was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The interim financial information does not constitute statutory accounts as defined under section 240 of the Companies Act 1985.

With effect from 1 January 2002 the Group adopted FRS 19 "Deferred Tax". Under FRS 19 deferred taxation is provided in full on all timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, subject to the recoverability of deferred tax assets. Deferred tax assets and liabilities are not discounted.

The change in accounting policy has been accounted for by means of a prior year adjustment, and the previously published figures at 30 June 2001 and 31 December 2001 have been restated as follows:

US$ million	**30 June 2001**	31 December 2001
Profit and loss account		
Decrease in operating profit	**(1)**	(2)
Increase in tax on profit of ordinary activities	**(62)**	(145)
Decrease in equity minority interests	**25**	56
Decrease in profit for the period	**(38)**	(91)
Decrease in headline earnings	**(37)**	(89)
Balance sheet		
Increase in goodwill	**33**	32
Decrease in investments in joint ventures	**(18)**	(18)
Decrease in investments in associates	**(5)**	(4)
Increase in debtors	**27**	18
Increase in deferred tax provision	**(1,212)**	(933)
Decrease in equity minority interest	**445**	335
Decrease in shareholders' funds	**(730)**	(570)

The impact of FRS 19 was to increase the tax charge by $93 million, and decrease headline earnings by $69 million, for the six months to 30 June 2002. Shareholders' funds as previously reported at 1 January 2001 decreased by $717 million, due to the adoption of FRS 19.

The Group continues to account under the transitional arrangements for FRS 17 "Retirement Benefits". When it is clear what approach the International Accounting Standards Board is going to adopt in revising IAS 19 "Employee Benefits" and the extent to which FRS 17 may change as a result, the board will decide when to adopt the standard in full.

2 Segmental information

US$ million	Turnover			Operating profit[1]			Net operating assets[2]		
	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]
By business segment									
Platinum	**912**	1,272	2,218	**389**	754	1,345	**2,623**	1,587	1,847
Gold	**779**	1,019	2,028	**197**	200	443	**2,018**	2,461	2,086
Diamonds	**1,503**	1,010	2,055	**242**	212	373	**–**	–	–
Coal	**826**	703	1,572	**232**	183	493	**1,680**	1,486	1,373
Base Metals	**663**	792	1,530	**127**	(12)	(510)	**1,939**	2,239	1,977
Industrial Minerals	**1,361**	1,232	2,527	**113**	75	201	**3,532**	3,276	3,246
Forest Products	**2,189**	2,119	4,169	**291**	288	520	**3,474**	2,971	2,732
Ferrous Metals	**517**	654	1,285	**66**	34	77	**361**	377	220
Industries	**817**	1,006	1,898	**52**	64	114	**1,006**	1,269	884
Financial Services	**–**	–	–	**–**	4	2	**–**	–	–
Exploration	**–**	–	–	**(40)**	(38)	(101)	**–**	–	–
Corporate Activities	**–**	–	–	**(88)**	(70)	(172)	**440**	424	379
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744
By geographical segment (by origin)									
South Africa	**3,285**	4,117	8,140	**864**	1,142	2,269	**6,213**	6,387	5,393
Rest of Africa	**1,400**	949	1,959	**262**	130	(121)	**356**	376	225
Europe	**3,149**	2,876	5,773	**210**	214	371	**6,388**	5,658	5,601
North America	**496**	562	1,067	**(18)**	1	(40)	**998**	801	796
South America	**672**	621	1,223	**189**	112	177	**1,380**	1,457	1,362
Australia and Asia	**565**	682	1,120	**74**	95	129	**1,738**	1,411	1,367
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744

(1) Operating profit is stated after deducting the following operating exceptional items as disclosed in note 4:

US$ million	**6 months ended 30.6.02**	6 months ended 30.6.01 Restated[3]	Year ended 31.12.01 Restated[3]
Operating profit before operating exceptional items	**1,565**	1,694	3,298
Group subsidiaries			
Base Metals	**46**	–	(473)
Corporate Activities	**(30)**	–	(25)
Joint ventures – Base Metals	**–**	–	(15)
Operating profit after operating exceptional items	**1,581**	1,694	2,785

(2) Net operating assets consist of tangible and intangible assets (excluding investments in joint ventures and associates), stocks and operating debtors less non-interest bearing current liabilities.

(3) Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

3 Profit for the period

The table below analyses the contribution of each division to the Group's headline earnings.

Six months ended 30 June 2002

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**396**	9	(143)	(104)	**158**
Gold	**215**	62	(80)	(97)	**100**
Diamonds	**256**	(25)	(62)	(3)	**166**
Coal	**237**	(29)	(66)	–	**142**
Base Metals	**82**	(22)	(22)	(1)	**37**
Industrial Minerals	**135**	2	(42)	(6)	**89**
Forest Products	**297**	(36)	(76)	(32)	**153**
Ferrous Metals	**67**	–	(20)	(6)	**41**
Industries	**53**	(22)	(8)	(14)	**9**
Exploration (see note 5)	**(41)**	–	–	9	**(32)**
Corporate Activities	**(50)**	8	19	–	**(23)**
Headline earnings for the financial period (see note 7)	**1,647**	(53)	(500)	(254)	**840**
Headline earnings adjustment (see note 7)	**(71)**	–	(8)	6	**(73)**
Profit for the financial period	**1,576**	(53)	(508)	(248)	**767**

3 Profit for the period continued

Six months ended 30 June 2001 [1]

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**764**	24	(272)	(255)	**261**
Gold	**226**	(31)	(43)	(73)	**79**
Diamonds	**212**	5	(74)	–	**143**
Coal	**187**	7	(46)	–	**148**
Base Metals	**(11)**	(33)	(24)	38	**(30)**
Industrial Minerals	**99**	(4)	(21)	(5)	**69**
Forest Products	**296**	(42)	(71)	(35)	**148**
Ferrous Metals	**36**	(10)	(11)	–	**15**
Industries	**65**	(21)	(9)	(18)	**17**
Exploration (see note 5)	**(38)**	–	–	11	**(27)**
Corporate Activities	**(56)**	6	9	–	**(41)**
De Beers investments[2]	**3**	159	(51)	(46)	**65**
Headline earnings for the financial period (see note 7)	**1,783**	60	(613)	(383)	**847**
Headline earnings adjustment (see note 7)	**1,842**	–	(84)	35	**1,793**
Profit for the financial period	**3,625**	60	(697)	(348)	**2,640**

[1] Restated for the adoption of FRS 19 “Deferred Tax” – see note 1.

[2] Represents De Beers’ share of Anglo American plc earnings for the five months to 31 May 2001.

3 **Profit for the period** continued

Year ended 31 December 2001 [1]

US$ million	Profit before interest	Net investment income	Tax	Equity minority interests	Profit for the financial year
Platinum	**1,361**	37	(482)	(438)	**478**
Gold	**473**	(47)	(116)	(148)	**162**
Diamonds	**407**	(35)	(136)	(2)	**234**
Coal	**501**	53	(167)	–	**387**
Base Metals	**(21)**	(19)	(39)	61	**(18)**
Industrial Minerals	**243**	–	(69)	(14)	**160**
Forest Products	**533**	(78)	(123)	(60)	**272**
Ferrous Metals	**78**	(9)	(21)	–	**48**
Industries	**115**	(25)	(12)	(40)	**38**
Financial Services	**2**	1	(3)	–	**–**
Exploration (see note 5)	**(101)**	(1)	–	17	**(85)**
Corporate Activities	**(126)**	94	(28)	–	**(60)**
De Beers investments[2]	**–**	159	(51)	(43)	**65**
Headline earnings for the financial year (see note 7)	**3,465**	130	(1,247)	(667)	**1,681**
Headline earnings adjustment (see note 7)	**1,468**	–	(147)	83	**1,404**
Profit for the financial year	**4,933**	130	(1,394)	(584)	**3,085**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

4 Exceptional items

Operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA – reversal of previous impairment	**46**	–	–
Write-off in respect of ZCI/KCM copper mine	**–**	–	(353)
Write-down of investments	**(30)**	–	–
Other impairments or write-downs of assets and feasibility study costs	**–**	–	(160)
Total operating exceptional items	**16**	–	(513)
Minority interests	**–**	–	11
	16	–	(502)

Non-operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA	**5**	–	–
Gain arising from the exchange of the 32.2% interest in De Beers Group for the 45% interest in DB Investments	**–**	1,089	1,089
Gain arising from the exchange of the 15.3% in FirstRand Limited for interests in Gold Fields Limited (11.3%) and Billiton Plc (7.1%)	**–**	637	637
Partial disposal of interest in South African Breweries plc	**–**	82	95
Further disposal of interest in FirstRand Limited	**7**	46	68
Partial disposal of interest in Standard Bank Investment Corporation	**–**	40	44
Disposal of interest in Billiton Plc	**–**	36	36
Partial disposal of Columbus Stainless	**–**	(123)	(120)
Disposal of Elandsrand and Deelkraal gold mines	**–**	(8)	(8)
Disposal of interest in Aracruz Celulose SA	**–**	–	114
Disposal of other non-core assets	**(2)**	–	(36)
Partial disposal of interest in Li & Fung Limited	**–**	–	4
Share of associates' exceptional items	**19**	132	225
Profit on disposal of fixed assets	**29**	1,931	2,148
KCM exit costs	**(34)**	–	–
Total non-operating exceptional items	**(5)**	1,931	2,148
Taxation	**(8)**	(84)	(147)
Minority interests	**2**	28	53
	(11)	1,875	2,054
Total exceptional items (net of tax and minority interests)	**5**	1,875	1,552

5 Exploration expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**7**	2	13
Gold	**13**	12	25
Base Metals	**18**	19	59
Other	**3**	5	4
	41	38	101

6 Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
United Kingdom corporation tax at 30%	**–**	–	4
South Africa corporation tax at 30%	**219**	294	665
Other overseas taxation	**106**	106	230
Share of joint ventures' taxation	**11**	7	12
Share of associates' taxation	**79**	140	211
Deferred taxation	**85**	66	125
Tax on exceptional items	**8**	84	147
	508	697	1,394

The impact of the adoption of FRS 19 on the restated tax charge for the 6 months ended 30 June 2001 and for the year ended 31 December 2001 is disclosed in note 1.

7 Earnings per share

	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Weighted average number of ordinary shares in issue (million)	**1,410**	1,536	1,474
Basic earnings per share (US$):			
Profit for the financial period	**0.54**	1.72	2.09
Headline earnings for the financial period	**0.60**	0.55	1.14

The decrease in the weighted average number of ordinary shares is due to the cancellation in June 2001 of 163.2 million ordinary shares previously held by the De Beers Group.

Basic earnings per share are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The average number of shares in issue excludes the shares held by the employee benefit trust.

Basic earnings per share for the six months ended 30 June 2001 and for the year ended 31 December 2001 are restated for the impact of FRS 19, as disclosed in note 1.

Earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's past performance. Headline earnings per share are calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") Statement of Investment Practice No. 1, "The Definition of IIMR Headline Earnings".

7 Earnings per share continued

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Profit for the financial period	**767**	2,640	3,085	**0.54**	1.72	2.09
Operating exceptional items	**(16)**	–	513	**(0.01)**	–	0.35
Non-operating exceptional items	**5**	(1,931)	(2,148)	**–**	(1.25)	(1.45)
Related tax and minority interests	**6**	56	83	**0.01**	0.03	0.05
Profit before exceptional items	**762**	765	1,533	**0.54**	0.50	1.04
Amortisation of goodwill	**82**	89	167	**0.06**	0.06	0.11
Related minority interests	**(4)**	(7)	(19)	**–**	(0.01)	(0.01)
Headline earnings for the financial period	**840**	847	1,681	**0.60**	0.55	1.14

8 Reconciliation of Group operating profit to net cash flow from operating activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Group operating profit – subsidiaries	**1,164**	1,325	2,148
Depreciation and amortisation charges	**501**	518	1,010
(Increase)/decrease in stocks	**(12)**	21	1
Increase in debtors	**(299)**	(302)	(274)
Increase/(decrease) in creditors	**21**	(138)	135
Other items	**6**	82	519
Net cash inflow from operating activities	**1,381**	1,506	3,539

9 Capital expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**229**	126	391
Gold	**107**	119	243
Coal	**41**	31	93
Base Metals	**146**	196	446
Industrial Minerals	**159**	101	205
Forest Products	**132**	150	283
Ferrous Metals	**8**	16	28
Industries	**25**	31	65
Other	**3**	2	33
	850	772	1,787

10 Reconciliation of net cash flow to movement in net debt

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
(Increase)/decrease in cash in the period	**226**	(35)	226
Cash (inflow)/outflow from debt financing	**(1,593)**	824	1,550
Cash (inflow)/outflow from management of liquid resources	**(848)**	977	287
Change in net debt arising from cash flows	**(2,215)**	1,766	2,063
Net debt of subsidiary now cost accounted	**148**	–	–
Loans and current asset investments acquired with subsidiaries	**(72)**	(42)	(52)
Loans and current asset investments disposed of with subsidiaries	**1**	11	11
Currency translation differences	**(60)**	88	(450)
Movement in net debt	**(2,198)**	1,823	1,572
Net debt at start of the period	**(2,018)**	(3,590)	(3,590)
Net debt at end of the period	**(4,216)**	(1,767)	(2,018)

11 Movement in net debt

US$ million	As at 31.12.01	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Exchange and other adjustments [1]	**As at 30.06.02**
Cash at bank and in hand[2]	857	226	–	–	128	**1,211**
Debt due after one year	(2,635)	(1,592)	(62)	–	39	**(4,250)**
Debt due within one year	(2,243)	(1)	(17)	1	(151)	**(2,411)**
	(4,878)	(1,593)	(79)	1	(112)	**(6,661)**
Current asset investments	2,003	(848)	7	–	72	**1,234**
	(2,018)	(2,215)	(72)	1	88	**(4,216)**

(1) Other adjustments include an adjustment of $148 million to debt after one year, in respect of KCM which is now a cost accounted investment.

(2) Net of bank overdrafts.

Independent review report to Anglo American plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated statement of total recognised gains and losses, combined statement of movement in shareholders' funds and movement in reserves, consolidated cash flow statement and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London
United Kingdom

9 September 2002

Notice of interim dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2002 will be payable as follows:

Amount (United States currency)	15 US cents per ordinary share (see notes below)
Currency conversion date	Thursday 5 September 2002
Last day to trade on the JSE Securities Exchange	Friday 13 September 2002
Ex-dividend on JSE Securities Exchange from the commencement of trading on	Monday 16 September 2002
Ex-dividend on the LSE from the commencement of trading on	Wednesday 18 September 2002
Record date on the United Kingdom and South African registers	Friday 20 September 2002
Last date for receipt of Dividend Reinvestment Plan Mandate Forms by Computershare or Central Securities Depository Participants in South Africa	Friday 20 September 2002
Dividend warrants posted	Thursday 10 October 2002
Payment date of dividend	Friday 11 October 2002

Notes:

1 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those shareholders with an address in European countries which have adopted the Euro will be paid in that currency. Such shareholders may, however, elect to be paid in US dollars, provided all such elections are received by the United Kingdom Registrar by 20 September 2002. Shareholders with addresses elsewhere (except South Africa) will be paid in United States dollars. The equivalent of the dividend in sterling will be 9.5460 pence per ordinary share based on an exchange rate of $1=£0.63640. The equivalent in euros will be 15.0345 euro cents per ordinary share based on an exchange rate of $1 = € 1.0023

2 Shareholders on the South African branch registrar will be paid in South African rand, at R1.60275 per ordinary share based on an exchange rate of $1 = R 10.68500

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be affected by CSDPs during the period 16 to 20 September 2002 (both days inclusive)

4 Copies of the Terms and Conditions of the Dividend Reinvestment Plan are available from the Company's Registrar or the Registrar's Agent.

Production statistics

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01
Anglo Platinum (troy ounces)			
Platinum	**1,064,500**	1,018,900	2,145,900
Palladium	**526,000**	487,500	1,075,900
Rhodium	**84,300**	95,900	204,100
Nickel (tonnes)	**9,400**	9,200	19,500
AngloGold (gold in troy ounces)			
South Africa	**1,687,000**	2,358,000	4,669,700
Rest of Africa	**251,000**	406,000	867,800
North and South America	**415,000**	468,000	937,000
Australia and Asia	**450,000**	250,000	508,600
	2,803,000	3,482,000	6,983,100
Anglo Coal (tonnes)			
South Africa			
Eskom	**13,442,000**	14,490,000	28,250,000
Trade	**9,467,000**	9,731,000	19,182,000
Australia	**12,198,000**	10,474,000	24,282,000
South America	**3,297,000**	2,723,000	5,829,000
	38,404,000	37,418,000	77,543,000
Anglo Industrial Minerals (tonnes)			
Aggregates	**30,522,000**	33,535,000	64,112,000
Lime products	**439,000**	478,000	926,000
Concrete (m^3)	**3,289,900**	3,225,000	6,627,400
Potash	**–**	461,000	882,000
Sodium tripolyphosphate	**48,900**	47,000	91,500
Phosphates	**322,400**	332,900	820,500
Anglo Forest Products (tonnes)			
South Africa			
Pulp	**163,300**	176,000	290,400
Graphic papers	**264,300**	267,700	509,800
Packaging papers	**299,500**	273,000	527,600
Corrugated board (000 m^2)	**147,200**	123,600	275,000
Lumber (m^2)	**60,900**	69,000	137,000
Wood chips	**813,200**	693,200	1,284,300
Mining timber	**67,600**	66,000	131,800
Europe			
Pulp	**92,700**	92,600	187,800
Graphic papers	**630,970**	561,400	1,142,800
Packaging papers	**769,200**	588,300	1,202,000
Corrugated board (000 m^2)	**447,500**	349,600	780,200
Paper sacks (000 units)	**1,461,600**	1,354,300	2,620,100
Brazil			
Pulp	–	72,500	110,000

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Production statistics continued

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 13.12.01
Anglo Base Metals			
Copper (tonnes)			
Collahuasi	**95,900**	93,000	199,200
Mantos Blancos	**78,600**	76,300	156,800
Hudson Bay	**42,700**	36,000	79,600
KCM	**–**	90,500	196,800
Other	**15,300**	16,900	33,100
	232,500	312,700	665,500
Nickel (tonnes)			
Loma de Níquel	**7,500**	3,600	9,700
Codemin	**2,900**	3,100	5,800
Tati	**1,500**	1,900	3,500
Other	**2,500**	2,300	8,600
	14,400	10,900	27,600
Zinc (tonnes)			
Hudson Bay	**47,400**	33,000	88,400
Black Mountain	**13,500**	13,200	24,300
Lisheen	**37,900**	27,300	52,900
	98,800	73,500	165,600
Lead (tonnes)			
Black Mountain	**20,000**	24,200	45,800
Lisheen	**5,400**	5,400	8,500
	25,400	29,600	54,300
Mineral sands (tonnes)			
Chloride slag	**53,600**	49,600	104,600
Sulphate slag	**15,500**	12,800	28,200
Pig iron	**43,900**	45,300	84,400
Zircon	**58,000**	54,000	114,100
Rutile	**13,600**	12,500	27,100
Niobium (tonnes)			
Catalão	**1,700**	-	-
Anglo Ferrous Metals (tonnes)			
Chrome ore	**485,000**	535,600	1,012,000
Vanadium slag	**36,700**	35,000	73,700
Chrome alloys	**145,200**	154,800	289,000
Manganese ore (mtu m)	**31**	39	62
Manganese alloys	**85,500**	122,000	280,000
Steel	**461,200**	554,000	1,419,000
Niobium	**–**	1,700	3,400

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Exchange rate and commodity prices

US dollar exchange rates Average spot prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
South African rand	**10.99**	7.93	8.62
Sterling	**0.69**	0.69	0.69
Euro	**1.11**	1.11	1.12
Australian dollar	**1.89**	1.92	1.93
Period end spot prices			
South African rand	**10.37**	8.05	11.96
Sterling	**0.65**	0.71	0.69
Euro	**1.01**	1.18	1.12
Australian dollar	**1.77**	1.95	1.96

Commodity prices Average market prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Gold – US$/oz	**302**	266	271
Platinum – US$/oz	**515**	599	526
Palladium – US$/oz	**370**	794	582
Rhodium – US$/oz	**952**	1,994	1,610
Copper – US cents/lb	**72**	78	72
Nickel – US cents/lb	**298**	300	270
Zinc – US cents/lb	**36**	44	40
Lead – US cents/lb	**22**	22	22
European eucalyptus pulp price (CIF) – US$/tonne	**427**	537	490

ANGLO AMERICAN

News Release

10 September 2002

Anglo American plc reports a solid first half performance despite difficult market conditions

- Headline earnings per share up 9% to US 60 cents.
- Headline earnings reflect improved geographic diversity: South Africa 54%, Rest of world 46%.
- Good performances from gold, base metals, coal, diamonds, forest products, industrial minerals and ferrous metals, more than offsetting sharply lower earnings from platinum.
- Strong improvement in the Base Metals division – headline earnings of $37 million compared with a loss of $30 million in the first half of 2001.
- Contribution from Diamonds up by 16% on better than expected sales.
- Further cost savings and efficiency improvements of $133 million achieved.
- Strong cash generation: EBITDA[(1)] interest cover of 15.5 times; EBITDA[(1)] return on total capital 24%.
- $1.9 billion of acquisitions.
- Interim dividend maintained at 15 US cents per share.

HIGHLIGHTS FOR THE SIX MONTHS TO 30 JUNE 2002 US$ million except per share amounts	**6 months ended 30.06.02**	**6 months ended 30.06.01 Restated [(2)]**	**Change**
Group turnover & share of turnover of joint ventures & associates	9,567	9,807	(2)%
Total operating profit for the period	1,581	1,694	(7)%
Profit for the period	767	2,640	(71)%
Profit for the period before exceptional items	762	765	(0.4)%
Headline earnings for the period [(3)]	840	847	(0.8)%
Earnings per share (US$):			
Headline earnings for the period	**0.60**	**0.55**	**9 %**
Profit for the period	0.54	1.72	(69)%
Profit for the period before exceptional items	0.54	0.50	8 %
Dividend for the period (US cents per share)	15	15	-

[(1)] Annualised.

[(2)] The profit and loss account for the six months ended 30 June 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax".

[(3)] See note 7 for basis of calculation of headline earnings.

Tony Trahar, Chief Executive, said:

"The first half of 2002 has been another challenging period for Anglo American. However, despite continuing unfavourable economic conditions and weak commodity markets, our first half results demonstrate a very solid performance. Improved earnings were recorded for the majority of our businesses reflecting the ongoing emphasis on reducing costs and improving efficiencies.

We have made further progress in implementing our strategy of adding value for shareholders by:

- *seeking growth in our natural resource businesses, both organically and through acquisitions*
- *maintaining our product diversity and broadening our geographic spread.*

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

The outlook for most of our commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties we remain cautious about the outlook for commodity prices, although our product and geographic diversity, coupled with our continuing cost and efficiency improvement programme, will continue to underpin our performance going forward."

First Half Results – Overview

It is pleasing to report that headline earnings per share for the first half of 2002 increased by 9% to 60 US cents. The marginal decline of $7 million in headline earnings to $840 million was more than offset by the cancellation of some 163 million shares in June 2001 as part of the De Beers transaction. Six of the Group's operating businesses and associates, including gold, base metals, diamonds, forest products, industrial minerals and ferrous metals, reported increased headline earnings during the first half – a strong performance that compensated for lower earnings from platinum and coal.

Once again, the Group's performance reflects the benefits of its product diversity and the successful integration of its recent acquisitions, with 46% of headline earnings being derived from non-South African operations, compared with 26% in the first half of 2001. Over the past six months $1.9 billion of acquisitions have been completed, of which 49% were in South Africa and 51% outside South Africa. This further reflects the progress that Anglo American has made in its strategy to pursue global diversification.

First Half Developments

Good progress has been made with the restructuring of the Base Metals division, focusing on long-life, low-cost operations. A major development in this regard was the agreement to acquire the Disputada copper operation in Chile, from Exxon Mobil Corporation. Finalisation of the acquisition is subject to the

approval of the Chilean government and agreement with the state owned mining company, ENAMI, which it is hoped will be obtained shortly. The acquisition of Disputada will consolidate Anglo American's position as a significant, low-cost copper producer.

In January, Anglo American announced its withdrawal from the Konkola Copper Mines (KCM) operations in Zambia, based on KCM's high production costs and inability to raise non-recourse external finance for the Konkola Deep Mining Project. The final terms of the withdrawal from KCM will result in Anglo American making available an additional amount of $34 million over and above the $353 million already provided, which will help to secure the future of KCM as a going concern, in accordance with the objectives of the Zambian government.

In May, Anglo American announced the sale of its 43% stake in Tati Nickel and 18% interest in BCL in Botswana to LionOre Mining International Limited for $76 million and the sale of its 50% interest in the Salobo copper deposit in Brazil to CVRD for $51 million.

In February, Anglo Coal, as part of a consortium with BHP Billiton and Glencore, acquired the remaining 50% interest in Cerrejón Zona Norte from Exxon Mobil Corporation. The consortium is now the largest producer of thermal coal in Colombia. In April, joint venture plans with Mitsui Coal were announced to expand the Moura mine and to develop the Dawson Valley projects in Australia.

In Ferrous Metals, the acquisition of a 20.1% stake in Kumba and a 34.9% stake in Avmin for a total of $365 million formed the basis of a broader strategic objective of securing a meaningful interest in the iron ore sector in South Africa. Discussions are now underway with a number of parties, including the government and black economic empowerment groupings, with a view to unlocking the potential of this resource in the Northern Cape. The South African Competition Commission has recommended to the Competition Tribunal that the proposed acquisition be approved.

Scaw Metals acquired Moly-Cop, the grinding media businesses of GS Industries of the United States, for $105 million in May. Scaw Metals is now a leader in the production of grinding media worldwide.

In March, as part of Anglo Forest Products' stated objective of growing its position in the corrugated packaging market, the division successfully completed the joint acquisition, with Spanish group Saica, of the French paper and packaging company, La Rochette. Subsequent to this transaction the businesses of La Rochette have been divided between Mondi and Saica, which will result in the division retaining ownership of significant corrugated packaging businesses in France and the United Kingdom. In addition, the division acquired a further 68.5% interest in the Syktyvkar Forest Enterprise business for a cash consideration of $252 million. Syktyvkar is a low-cost Russian producer of A4 copy paper and supplies an important component of Mondi's product mix in European markets.

Anglo Industrial Minerals, through Tarmac, agreed to acquire the aggregates and ready-mixed concrete assets of the Mavike Group in Spain for a cash consideration of $55 million. The acquisition, which was announced in May, establishes Tarmac as the largest ready-mixed concrete supplier on the Spanish Mediterranean coast and consolidates its position as the leading supplier in the Madrid region.

During the period, through market purchases, the Group increased its stake in Anglo Platinum to 63.8% and in Gold Fields Limited to 20%.

In April, as part of a repositioning of its treasury portfolio, Anglo American placed a five year convertible bond of $1.1 billion at an interest rate of 3 3/8 % per annum, one of the largest convertible bonds to date in the United Kingdom. The proceeds were used to pay down more expensive existing debt.

HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research at Anglo American over the last 18 months. In August, it was announced that operating companies would be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. Operations will continue to promote their substantial education and prevention programmes, keeping Anglo American in the forefront of advanced HIV/AIDS programmes for its employees.

South Africa's Minerals and Petroleum Bill

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

Black Economic Empowerment

Since 1994, Anglo American in South Africa has concluded a number of empowerment transactions with a market value of some R10 billion, equivalent at current exchange rates to $964 million, with Historically Disadvantaged South Africans (HDSAs). In addition, Anglo Platinum is currently in the process of entering into further major empowerment transactions, on a commercial basis, which will unlock significant value for HDSAs. Moreover, during 2001, Group companies transacted R1.3 billion of procurement, equivalent at current exchange rates to $120 million, with HDSA companies, an increase of 23% over the prior year. Excluding fuel and electricity, HDSA-owned businesses represented 20% of the Group's total procurement spend in South Africa.

Dividend

An unchanged interim dividend of 15 US cents has been declared. As highlighted in the 2001 final results announcement, consideration of any increase in the total dividend for the year will be assessed at the time of the recommendation of the final dividend for the year.

Outlook

The outlook for most of the Group's commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties Anglo American remains cautious about the outlook for commodity prices, although its product and geographic diversity, coupled with its continuing cost and efficiency improvement programme, will continue to underpin performance going forward.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

OPERATIONS REVIEW

Highlights

Headline earnings per share for the six months to 30 June 2002 were $0.60 per share, an increase of 9% from the prior year. The increase reflects the good performance of many of the Group's businesses as well as the cancellation of 10% of the Company's shares in issue in June 2001 as part of the De Beers transaction. Gold, base metals, diamonds, forest products, industrial minerals and ferrous metals performed well. The Group's product and geographic diversity, with 46% of headline earnings being derived from outside of South Africa, compared with 26% in the first half of 2001, demonstrated its benefits during a period of difficult market conditions.

In 2002, the Group adopted Financial Reporting Standard 19 'Deferred Tax' (FRS 19), which requires deferred tax to be provided on all timing differences arising from the different treatment of items for accounting and taxation purposes that result in an obligation to pay more tax, or a right to pay less tax, at a future date. Adoption of FRS 19 required a restatement of the 2001 accounts, resulting in an increase in deferred tax provisions of $933 million as at 31 December 2001, with a resulting prior year adjustment of $570 million, after accounting for minority interests. The prior year adjustment is taken as a write-off to reserves. The restatement of the 2001 profit and loss account resulted in a decrease in headline earnings of $37 million for the six months to 30 June 2001 and $89 million for the year to 31 December 2001. The adoption of FRS 19 decreased first half headline earnings for 2002 by $69 million.

Profit for the financial period was $767 million compared with $2,640 million in the prior year. The lower profit in the current year reflects the significant exceptional gains in 2001 owing to the De Beers transaction and the exchange of part of the Group's interest in FirstRand Limited for interests in Billiton Plc and Gold Fields Limited. Excluding exceptional items, earnings per share were $0.54 for the six months to June 2002 compared with $0.50 per share in the prior year.

Platinum

Anglo Platinum's operating profit of $389 million was $365 million lower than in the first half of 2001, primarily owing to lower platinum group metals (PGM) prices.

The average realised price for platinum of $513 per ounce was $87 per ounce lower than for the first half of 2001. Palladium and rhodium prices per ounce realised were less than half those achieved a year earlier at $371 per ounce (2001: $784 per ounce) and $946 per ounce (2001: $1,976 per ounce), respectively.

Despite these significant decreases, current PGM prices are at levels which continue to yield substantial operating margins for Anglo Platinum, and which enjoy consumer support.

Refined platinum production (including attributable Northam Platinum output) of 1,064,500 ounces was 4.5% higher, reflecting the increased output from new projects.

The Bafokeng-Rasimone mine has continued to build up ore reserves and production, albeit more slowly than anticipated, while ongoing optimisation at both Amandelbult and Lebowa mines yielded additional ounces from their UG2 expansions commissioned in 2000. Rustenburg mine's new Waterval UG2 project commenced milling ore in February.

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the company remains committed to the expansion programme to produce 3.5 million ounces of refined platinum per annum from 2006. However, any delays in the processing of mining licence applications may affect the timeous achievement of this target.

The new converting process project at Rustenburg has entered its commissioning phase, and the new Modikwa (formerly Maandagshoek) mine in North West Province commenced milling ore in July.

Anglo Platinum continues to support the process of black economic empowerment (BEE) and is proud of the very significant contribution it has made by facilitating the purchase of 22.5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by African Rainbow Minerals in respect of the Modikwa project.

Anglo Platinum's commitment to fostering further BEE in projects has been reaffirmed by the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone mine and the Styldrift Project, as well as the agreement reached with the South African government regarding BEE participation on portions of the Eastern Limb expansion projects.

Gold

AngloGold's operating profit for the first half of 2002 was 2% lower at $197 million. Production decreased from 3.5 million ounces to 2.8 million ounces, mainly as a result of the sale of the Free State assets. Total cash costs decreased from $189 per ounce to $156 per ounce as a result of the South African rand's weakening against the dollar and the sale of the higher-cost assets.

Headline earnings increased by 27% to $100 million, mainly arising from realised gains on non-hedge derivatives of $24 million, net of minorities and taxation.

AngloGold's own performance, its positive view of the gold market and its willingness to manage its hedge book to take account of changing market circumstances resulted in a significant reduction in its open hedge book position. At the end of June, the hedge book had reduced by 4.0 million ounces to 10.5 million ounces.

During the half-year, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy to settle debt. The company also received a cash payment of $164 million for the sale of the Free State assets.

In the United States, the $195 million Cripple Creek & Victor expansion project in Colorado is progressing on schedule and a significant portion of the leach pad additions has been completed.

In July 2002, AngloGold announced the acquisition of additional production of 130,000 ounces per annum by doubling its stake to 92.5% in the Cerro Vanguardia mine in Argentina for $98 million.

Diamonds

Attributable operating profit from De Beers of $242 million was 14% higher than the prior year. Headline earnings of $166 million were 16% higher.

The diamond industry began the year in a positive mood following better than expected Christmas season retail sales of diamond jewellery, a significant reduction in inventory of polished diamonds held by the retail trade during 2001 and cautious optimism for recovery in the global economy in 2002. Restocking by the retail trade in the first half of the year meant that polished demand from the cutting centres exceeded underlying retail demand in the consumer markets. As a result, polished stocks financed by the cutting centres reduced over the period from about $4.1 billion to $3.4 billion. Clients of the Diamond Trading Company (DTC), the marketing arm of De Beers, benefited from receiving consistent assortments of rough diamonds at competitive prices, which facilitated further investment in marketing.

During the first six months of 2002, rough diamonds were in strong demand and sales by the DTC for the period totalled $2,842 million, 8.5% higher than for the equivalent period in 2001. Prospects for the remainder of the year will depend on the state of the global economy and consumer confidence, particularly in the United States, which will determine consumer offtake and the level of stock the trade is prepared to hold.

De Beers made further good progress with the European Commission on its Supplier of Choice strategy and anticipates a favourable outcome during the second half of the year.

The new five-year $4 billion trade agreement between De Beers and the Russian diamond producer, Alrosa, was formally notified to the European Commission for clearance in February. Both parties are committed to engaging constructively with the Commission to address any concerns it might raise.

In February, De Beers signed Heads of Agreement with Mvelaphanda Diamonds (Proprietary) Limited, a black empowerment company, committing both parties to a grassroots (early stage) joint venture exploring for new world-class diamond deposits in the northern part of South Africa. The joint venture agreement was finalised and signed in July.

Coal

Anglo Coal's operating profit was $232 million, 27% higher than for the first six months of 2001. Headline earnings of $142 million were 4% lower, mainly owing to exchange losses arising from the rand's strengthening since December 2001.

Attributable sales volumes at 39.8 million tonnes reflected organic growth in Australia and higher trade sales in South Africa, as well as contributions of Colombian and Australian acquisitions, offset by production cuts in response to deteriorating thermal coal market conditions. Sales prices for export thermal coals were lower than anticipated and are expected to remain under pressure during the second half. Export metallurgical prices exceeded expectations and are expected to remain firm.

In South Africa, operating profit was 27% higher. Total sales revenue rose by 8% and was accompanied by higher profits on exchange due to a weaker average exchange rate. This increase was negatively impacted by marginally lower export sales prices.

In Australia, despite significant operational difficulties experienced at Dartbrook where high gas levels restricted production, operating profit increased by 24%. Production at Moranbah has been restricted by a slower than anticipated longwall move and ongoing strata issues. Production at the other Australian operations met or exceeded expectations for the period.

In April, Anglo Coal Australia (ACA) entered into joint venture arrangements with Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan (Mitsui). Mitsui exercised its pre-emptive right in relation to Coal & Allied's 55% interest in the Moura mine in May, and then sold a 51% interest to ACA. In July, ACA divested its 30% interest in the German Creek mine and 49% of its interests in the Theodore, Dawson and Taroom prospects to Mitsui. ACA also secured entry into the pulverised coal injection (PCI) market, by acquiring a 23% interest in the Jellinbah mine. Work continues on the development of Grasstree.

The consortium of Anglo American, BHP Billiton and Glencore completed the acquisition of the remaining 50% of Cerrejón Zona Norte (CZN) in Colombia from Exxon Mobil Corporation in February. CZN has been operationally merged by the consortium with the adjoining Carbones del Cerrejón, to form a single complex, named Cerrejón, capable of producing 22 million tonnes of coal per annum. Production and sales forecasts for 2002 have been cut back to approximately 18 million tonnes owing to current market weakness. Carbones del Guasare in Venezuela continues to perform satisfactorily, although the current weak thermal market has necessitated cutbacks in production and sales.

Base Metals

Operating profit was $127 million, against a $12 million loss recorded for the first half of 2001. The $139 million turnaround arose primarily as a result of: operating cost reductions and volume increases ($47 million); the exceptional reversal of the 2000 impairment against Salobo following its sale ($46 million); the de-consolidation of Konkola Copper Mines (KCM) in Zambia ($42 million); the transfer of Catalão in Brazil to the Base Metals division ($12 million); and cost accounting of the investment in Anaconda Nickel in Australia ($11 million). These improvements were partially offset by lower zinc and copper prices.

Copper operations generated operating profit of $66 million (2001: $11 million, which included a $42 million loss at KCM) despite the average copper price being lower by 7% at 72 US cents/lb. In Chile, Mantos Blancos and Collahuasi benefited from good cost control and a weaker peso. Attributable copper production was 232,500 tonnes, compared with 312,700 tonnes in 2001, of which 90,500 tonnes related to KCM.

Zinc operations reduced their operating loss to $20 million (2001: $25 million loss), despite a 19% reduction in the average zinc price to 36 US cents/lb. Attributable zinc production increased from 73,500 tonnes to 98,800 tonnes with Lisheen in Ireland now operating at full capacity and higher output at Hudson Bay in Canada.

Operating profit for the nickel operations rose to $14 million (2001: $2 million) with the commencement of commercial production at Loma de Níquel in Venezuela in January of this year. Attributable production at 14,400 tonnes was 3,500 tonnes higher than the first half of 2001. The average nickel price was $2.98/lb (2001: $3.00/lb).

At Namakwa Sands in South Africa, operating profit increased to $17 million (2001: $14 million) as a result of stronger zircon sales and a weaker rand, whilst Catalão generated operating profits of $12 million broadly in line with the previous year.

The $454 million Skorpion zinc project in Namibia, the $110 million Black Mountain Deeps Project in South Africa and the $276 million 777 project at Hudson Bay all remain on schedule and on budget. The $320 million Rosario transition project to maintain production at Collahuasi was approved and development is now underway.

The final terms of the agreed withdrawal from KCM resulted in an additional provision of $34 million, over and above the $353 million provided at year end 2001, in full and final settlement of all liabilities. Base Metals disposed of its 50% interest in the Salobo project for $51 million and its 30% interest in the Kolwezi project for $3.5 million. Base Metals also reached agreement to sell its 43% interest in Tati Nickel and 18% interest in BCL in Botswana, for $76 million. Negotiations continue with Exxon Mobil Corporation on completing the acquisition of Disputada in Chile.

Industrial Minerals

Operating profit was $113 million, 51% higher than for the first six months of 2001. The performance of the Tarmac Group businesses continued to improve, with operating profit up by over 40%. This was principally due to higher prices and efficiency improvements, reflecting stronger market conditions as well as a continued focus on cost reduction. This, together with an improved performance by Copebrás in Brazil, resulted in Anglo Industrial Minerals' operating profit increase.

The first half of 2002 saw several significant developments. In January, the acquisition of Durox, a leading producer of aircrete blocks in the United Kingdom, from RMC was completed. RMC's concrete products business in France was also acquired. In May, an agreement was reached to acquire the aggregates and ready-mixed concrete assets of Mavike in Spain for $55 million. Approval has been received from the Spanish competition authorities and completion is expected later in the year. A

number of smaller acquisitions were also made in the south of England and Poland. In addition, the sale of Cleveland Potash was completed in April.

In the United Kingdom, trading conditions were stronger than in the first six months of 2001, with sales volumes up in most product areas. In particular, the asphalt business benefited from increased activity resulting from higher infrastructure investment and concrete block volumes showed a strong recovery. Prices also increased and the Aggregates Levy, introduced in April, has been passed on in full to customers. With the synergies from the acquisition of Tarmac having been fully effected, a further cost-reduction programme is underway and this is generating additional savings. Work continues on the new cement plant at Buxton and the project remains on schedule for completion in 2003.

Strong trading in Spain and France, along with a first-time contribution from the business acquired from RMC, were responsible for a 17% increase in operating profit in continental Europe. In central Europe, results remained flat, with difficult market conditions in Germany also affecting Poland and the Czech Republic.

Copebrás benefited from the continued increase in demand for phosphate fertilisers in Brazil and lower costs, although prices were impacted by weaker international market conditions. The new plant at Goiás, which will significantly increase capacity, is expected to be completed by the end of 2002.

Forest Products

The Forest Products division recorded an operating profit of $291 million, marginally higher than in the corresponding period last year. Mondi Europe's operating profit of $191 million was 6% higher, reflecting the sustained focus on cost reductions and production efficiencies, which generated savings of $27 million. Mondi South Africa maintained operating profit at $100 million.

Mondi Europe continued its expansion with the completion of two further strategic acquisitions: an additional 68.5% interest in Russian pulp and paper group Syktyvkar Forest Enterprise and, jointly with Spanish group Saica, the businesses of the French corrugated packaging group, La Rochette.

The La Rochette transaction will see Mondi retaining ownership of three integrated plants and six sheet plants and strengthen its corrugated packaging position in France and the UK. This has developed critical mass for Mondi Packaging in France.

Packaging results improved, reflecting additional output from the recently rebuilt paper machine No. 5 in Poland and synergy benefits arising from the integration of the Danisco Pack UK corrugated operations. While packaging paper prices trended lower, volumes increased. The order position in industrial packaging improved from a weak fourth quarter in 2001.

In uncoated woodfree papers, demand from the office communication sector has been firm and prices relatively stable. An expansion programme at SCP Ruzomberok was approved, which will increase capacity to 430,000 tonnes by late 2003. With Mondi Europe's acquisition of the controlling interest in Syktyvkar, Neusiedler is now the leading producer in Europe of uncoated woodfree paper.

Market conditions in newsprint deteriorated following decreased advertising expenditure.

In South Africa, some price recovery from the low levels at the beginning of 2002 contributed to earnings being maintained.

Bleached eucalyptus pulp prices averaged $418 per tonne for the period and the list price had reached $480 per tonne by June.

The South African market for both graphic papers and packaging grades was healthy. The combination of increased volumes and improved prices contributed to higher profits in rand terms. The increase was reduced on translation by the substantially weaker rand when compared with the prior year.

Ferrous Metals and Industries

The performance of the Ferrous Metals division improved significantly in comparison with the first six months of 2001, with operating profit of $66 million, an increase of $32 million. This reflected solid underlying performance and the positive impact of the acquisitions made during the first half of 2002. World crude steel production was 3.4% higher and the steel market is now generally perceived to be at the bottom of the cycle.

South African-based Scaw Metals' operating profit was $6 million higher at $21 million, including $2 million from Moly-Cop, the grinding media business of GS Industries in the United States, which was acquired in the second quarter for $105 million. Scaw's operations have a profitable mix of product, generally driven by increased domestic consumption of rolled steel and cast steel products.

Highveld Steel's operating profit improved materially to $14 million. This was mainly due to improved export prices, a strong South African steel market, the weakening of the rand against the dollar and the sale of Columbus, which made a loss last year. Vanadium prices have improved over the past six months from historically low levels of around $6 per kilogram for ferrovanadium to the current level of just over $9 per kilogram.

Samancor, in which the Group holds a 40% interest, improved on the back of higher ore and alloy sales volumes and higher alloy sales prices. Chrome operations continued to be affected by low ferrochrome prices, which averaged 25 cents/lb against 30 cents/lb a year earlier, although losses were reduced.

Good progress was made towards the strategic objective of securing a meaningful interest in the iron ore sector. An interest of 20.1% was acquired in Kumba, along with 34.9% in Avmin, of which 10.5% and 9.9%, respectively, are still subject to approval by South Africa's Competition Commission.

Boart Longyear's operating profit declined from $16 million to $10 million. The results reflect a very slow start to 2002, with a recovery in the second quarter, which should be sustained for the rest of the year.

Tongaat-Hulett's operating profit was $12 million lower at $43 million. Sugar performed satisfactorily and strong performances were recorded by African Products and Hulett Aluminium, with the latter increasing its revenue by 20% to a record first-half level of $138 million. This was achieved under difficult market conditions, with levels of international demand and margins in dollar terms being at the lowest level for many years.

The Group's 49% share of Terra's attributable operating loss of $0.7 million was lower than for the same period last year mainly owing to lower natural gas costs and higher sales volumes.

Dividend

Anglo American will pay an unchanged interim dividend of 15 US cents per share on 11 October 2002 to shareholders on the register at the close of business on 20 September 2002.

Cash flow

Cash flow from operations was $1,381 million compared with $1,506 million during the prior period. This inflow was after a $290 million increase in working capital (2001: $419 million). On an annualised basis, interest cover remains well covered by EBITDA at 15.5 times.

Acquisition expenditure accounted for an outflow of $1,869 million during the period. The principal acquisitions were Mondi Europe's additional 68.5% interest in Syktyvkar and the joint acquisition of La Rochette, Anglo Coal's participation in the purchase of the remaining 50% in Cerrejón Zona Norte, Ferrous Metals' acquisition of a 9.6% stake in Kumba, a 25% stake in Avmin and a 100% interest in Moly-Cop as well as increased stakes in Anglo Platinum and Gold Fields.

Purchases of tangible fixed assets amounted to $850 million, an increase of $78 million from 2001. The major components of expansion were in Base Metals, Anglo Platinum, and Industrial Minerals.

Tax payments were $567 million compared with $347 million in the prior year.

Balance sheet

As at 30 June 2002, shareholders' funds were $14,410 million compared with $12,856 million at 31 December 2001, due mainly to changes in exchange rates contributing $992 million and retained profit of $556 million. The increase in the value of the South African rand by 13% since 31 December had a significant impact on the Group's reserves.

Net debt was $4,216 million, an increase of $2,198 million from the prior year. The increase principally reflects the acquisitions during the period.

Net debt comprises $6,681 million of debt, offset by $2,465 million of cash and short-term investments.

Net debt to total capital at 30 June 2002 was 20.4% compared with 12.2% at 31 December 2001.

The Group's reserves include the impact of the cancellation, on 11 June 2001, of 163,212,568 ordinary shares of $0.50 each as part of the De Beers transaction.

Consolidated profit and loss account
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[1]	Year ended 31.12.01 Restated[1]
Group and share of turnover of joint ventures and associates	2	**9,567**	9,807	19,282
Less: Joint ventures' turnover		**(499)**	(475)	(1,109)
Associates' turnover		**(2,148)**	(1,719)	(3,387)
Group turnover – subsidiaries		**6,920**	7,613	14,786
Operating costs		**(5,756)**	(6,288)	(12,638)
Group operating profit – subsidiaries		**1,164**	1,325	2,148
Share of operating profit of joint ventures		**98**	106	178
Share of operating profit of associates		**319**	263	459
Total operating profit	2	**1,581**	1,694	2,785
Profit on disposal of fixed assets	4	**29**	1,931	2,148
Loss on termination of operations	4	**(34)**	–	–
Profit on ordinary activities before interest		**1,576**	3,625	4,933
Investment income		**181**	411	799
Interest payable		**(234)**	(351)	(669)
Profit on ordinary activities before taxation		**1,523**	3,685	5,063
Tax on profit on ordinary activities	6	**(508)**	(697)	(1,394)
Profit on ordinary activities after taxation		**1,015**	2,988	3,669
Equity minority interests		**(248)**	(348)	(584)
Profit for the financial period		**767**	2,640	3,085
Equity dividends to shareholders – paid and proposed		**(211)**	(211)	(690)
Retained profit for the financial period		**556**	2,429	2,395
Headline earnings for the financial period	3	**840**	847	1,681
Basic earnings per share (US$)				
Profit for the financial period	7	**0.54**	1.72	2.09
Headline earnings for the financial period	7	**0.60**	0.55	1.14
Dividend per share (US cents)		**15.0**	15.0	49.0

(1) The profit and loss account for the six months ended 30 June 2001 and for the year ended 31 December 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax" as disclosed in note 1.

All amounts included above relate to continuing operations.

Consolidated balance sheet
as at 30 June 2002

US$ million	**As at 30.06.02**	As at 30.06.01 Restated[1]	As at 31.12.01 Restated[1]
Fixed assets			
Intangible assets	**2,096**	2,384	2,100
Tangible assets	**12,767**	11,447	10,770
Investments in joint ventures and associates	**5,151**	4,918	3,996
Other investments	**1,693**	1,660	1,527
	21,707	20,409	18,393
Net current assets			
Stocks	**1,469**	1,627	1,383
Debtors	**3,416**	3,323	2,835
Current asset investments	**1,234**	3,226	2,003
Cash at bank and in hand	**1,231**	964	915
	7,350	9,140	7,136
Short term borrowings	**(2,431)**	(2,658)	(2,301)
Other current liabilities	**(3,661)**	(3,615)	(3,936)
Net current assets	**1,258**	2,867	899
Total assets less current liabilities	**22,965**	23,276	19,292
Long term liabilities	**(4,250)**	(3,299)	(2,635)
Provisions for liabilities and charges	**(2,291)**	(2,649)	(2,194)
Equity minority interests	**(2,014)**	(2,085)	(1,607)
Net assets	**14,410**	15,243	12,856
Capital and reserves			
Share capital and premium	**1,943**	1,937	1,937
Reserves	**1,352**	1,352	1,352
Profit and loss account	**11,115**	11,954	9,567
Total shareholders' funds (equity)	**14,410**	15,243	12,856

[1] Restated for the adoption of FRS 19 – see note 1.

The interim financial information was approved by the board of directors on 9 September 2002.

Consolidated statement of total recognised gains and losses for the six months ended 30 June 2002

US$ million	6 months ended 30.06.02	6 months ended 30.06.01 Restated[1]	Year ended 31.12.01 Restated[1]
Profit for the financial period	**767**	2,640	3,085
Currency translation differences on foreign currency net investments	**992**	(638)	(2,986)
Total recognised gains for the financial period	**1,759**	2,002	99
Prior year adjustment (see note 1)	**(570)**		
Total recognised gains since last annual report	**1,189**		

[1] Restated for the adoption of FRS 19 – see note 1.

Combined statement of movement in shareholders' funds and movement in reserves for the six months ended 30 June 2002

US$ million	Issued share capital	Share premium	Merger reserves	Other reserves	Profit and loss account	Total
At 1 January 2002 as previously reported	734	1,203	636	716	10,137	**13,426**
Prior year adjustment (see note 1)	–	–	–	–	(570)	**(570)**
At 1 January 2002 restated	734	1,203	636	716	9,567	**12,856**
Profit for the financial period	–	–	–	–	767	**767**
Dividends proposed	–	–	–	–	(211)	**(211)**
Shares issued	–	6	–	–	–	**6**
Currency translation differences	–	–	–	–	992	**992**
Balance at 30 June 2002	**734**	**1,209**	**636**	**716**	**11,115**	**14,410**

Consolidated cash flow statement
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Net cash inflow from operating activities	8	**1,381**	1,506	3,539
Expenditure relating to fundamental reorganisation		**–**	(20)	(23)
Dividends from joint ventures and associates		**115**	223	258
Returns on investments and servicing of finance				
Interest received and other financial income		**175**	144	419
Interest paid		**(141)**	(254)	(430)
Dividends received from fixed asset investments		**21**	41	74
Dividends paid to minority shareholders		**(207)**	(281)	(454)
Net cash outflow from returns on investments and servicing of finance		**(152)**	(350)	(391)
Taxes paid		**(567)**	(347)	(637)
Capital expenditure and financial investment				
Payments for fixed assets	9	**(850)**	(772)	(1,787)
Proceeds from the sale of fixed assets		**272**	199	263
Exit funding for Konkola Copper Mines (KCM)		**(95)**	–	–
Payments for other investments[1]		**(210)**	(79)	(96)
Proceeds from the sale of other investments[1]		**190**	1,019	1,174
Net cash (outflow)/inflow for capital expenditure and financial investment		**(693)**	367	(446)
Acquisitions and disposals				
Acquisition of subsidiaries		**(1,024)**	(154)	(718)
Disposal of subsidiaries		**33**	135	135
Investment in associates		**(505)**	(189)	(223)
Sale of interests in associates and joint ventures		**51**	1,148	1,527
Investment in proportionally consolidated joint arrangements		**(164)**	(51)	(51)
Investment in joint ventures		**(28)**	(22)	(76)
Net cash (outflow)/inflow from acquisitions and disposals		**(1,637)**	867	594
Equity dividends paid to Anglo American shareholders		**(517)**	(509)	(714)
Cash (outflow)/inflow before use of liquid resources and financing		**(2,070)**	1,737	2,180
Management of liquid resources[2]		**848**	(977)	(287)
Financing		**1,448**	(795)	(1,667)
Increase/(decrease) in cash in the period	10	**226**	(35)	226

(1) Disposal and acquisition of other financial assets included in fixed assets.
(2) Cash flows in respect of current asset investments.

Notes to financial information

1 Accounting policies

The financial information has been prepared in accordance with generally accepted accounting principles in the UK. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2001, except for the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax", as set out below. The financial information for the year ended 31 December 2001 has been derived from the Group's statutory accounts for that period as filed with the Registrar of Companies, restated where appropriate for the impact of FRS 19. The auditors' report on the statutory accounts for the year ended 31 December 2001 was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The interim financial information does not constitute statutory accounts as defined under section 240 of the Companies Act 1985.

With effect from 1 January 2002 the Group adopted FRS 19 "Deferred Tax". Under FRS 19 deferred taxation is provided in full on all timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, subject to the recoverability of deferred tax assets. Deferred tax assets and liabilities are not discounted.

The change in accounting policy has been accounted for by means of a prior year adjustment, and the previously published figures at 30 June 2001 and 31 December 2001 have been restated as follows:

US$ million	**30 June 2001**	31 December 2001
Profit and loss account		
Decrease in operating profit	**(1)**	(2)
Increase in tax on profit of ordinary activities	**(62)**	(145)
Decrease in equity minority interests	**25**	56
Decrease in profit for the period	**(38)**	(91)
Decrease in headline earnings	**(37)**	(89)
Balance sheet		
Increase in goodwill	**33**	32
Decrease in investments in joint ventures	**(18)**	(18)
Decrease in investments in associates	**(5)**	(4)
Increase in debtors	**27**	18
Increase in deferred tax provision	**(1,212)**	(933)
Decrease in equity minority interest	**445**	335
Decrease in shareholders' funds	**(730)**	(570)

The impact of FRS 19 was to increase the tax charge by $93 million, and decrease headline earnings by $69 million, for the six months to 30 June 2002. Shareholders' funds as previously reported at 1 January 2001 decreased by $717 million, due to the adoption of FRS 19.

The Group continues to account under the transitional arrangements for FRS 17 "Retirement Benefits". When it is clear what approach the International Accounting Standards Board is going to adopt in revising IAS 19 "Employee Benefits" and the extent to which FRS 17 may change as a result, the board will decide when to adopt the standard in full.

2 Segmental information

US$ million	Turnover			Operating profit[1]			Net operating assets[2]		
	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]
By business segment									
Platinum	**912**	1,272	2,218	**389**	754	1,345	**2,623**	1,587	1,847
Gold	**779**	1,019	2,028	**197**	200	443	**2,018**	2,461	2,086
Diamonds	**1,503**	1,010	2,055	**242**	212	373	**–**	–	–
Coal	**826**	703	1,572	**232**	183	493	**1,680**	1,486	1,373
Base Metals	**663**	792	1,530	**127**	(12)	(510)	**1,939**	2,239	1,977
Industrial Minerals	**1,361**	1,232	2,527	**113**	75	201	**3,532**	3,276	3,246
Forest Products	**2,189**	2,119	4,169	**291**	288	520	**3,474**	2,971	2,732
Ferrous Metals	**517**	654	1,285	**66**	34	77	**361**	377	220
Industries	**817**	1,006	1,898	**52**	64	114	**1,006**	1,269	884
Financial Services	**–**	–	–	**–**	4	2	**–**	–	–
Exploration	**–**	–	–	**(40)**	(38)	(101)	**–**	–	–
Corporate Activities	**–**	–	–	**(88)**	(70)	(172)	**440**	424	379
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744
By geographical segment (by origin)									
South Africa	**3,285**	4,117	8,140	**864**	1,142	2,269	**6,213**	6,387	5,393
Rest of Africa	**1,400**	949	1,959	**262**	130	(121)	**356**	376	225
Europe	**3,149**	2,876	5,773	**210**	214	371	**6,388**	5,658	5,601
North America	**496**	562	1,067	**(18)**	1	(40)	**998**	801	796
South America	**672**	621	1,223	**189**	112	177	**1,380**	1,457	1,362
Australia and Asia	**565**	682	1,120	**74**	95	129	**1,738**	1,411	1,367
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744

(1) Operating profit is stated after deducting the following operating exceptional items as disclosed in note 4:

US$ million	**6 months ended 30.6.02**	6 months ended 30.6.01 Restated[3]	Year ended 31.12.01 Restated[3]
Operating profit before operating exceptional items	**1,565**	1,694	3,298
Group subsidiaries			
Base Metals	**46**	–	(473)
Corporate Activities	**(30)**	–	(25)
Joint ventures – Base Metals	**–**	–	(15)
Operating profit after operating exceptional items	**1,581**	1,694	2,785

(2) Net operating assets consist of tangible and intangible assets (excluding investments in joint ventures and associates), stocks and operating debtors less non-interest bearing current liabilities.

(3) Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

3 Profit for the period

The table below analyses the contribution of each division to the Group's headline earnings.

Six months ended 30 June 2002 US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**396**	9	(143)	(104)	**158**
Gold	**215**	62	(80)	(97)	**100**
Diamonds	**256**	(25)	(62)	(3)	**166**
Coal	**237**	(29)	(66)	–	**142**
Base Metals	**82**	(22)	(22)	(1)	**37**
Industrial Minerals	**135**	2	(42)	(6)	**89**
Forest Products	**297**	(36)	(76)	(32)	**153**
Ferrous Metals	**67**	–	(20)	(6)	**41**
Industries	**53**	(22)	(8)	(14)	**9**
Exploration (see note 5)	**(41)**	–	–	9	**(32)**
Corporate Activities	**(50)**	8	19	–	**(23)**
Headline earnings for the financial period (see note 7)	**1,647**	(53)	(500)	(254)	**840**
Headline earnings adjustment (see note 7)	**(71)**	–	(8)	6	**(73)**
Profit for the financial period	**1,576**	(53)	(508)	(248)	**767**

3 **Profit for the period** continued

Six months ended 30 June 2001 [1]

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**764**	24	(272)	(255)	**261**
Gold	**226**	(31)	(43)	(73)	**79**
Diamonds	**212**	5	(74)	–	**143**
Coal	**187**	7	(46)	–	**148**
Base Metals	**(11)**	(33)	(24)	38	**(30)**
Industrial Minerals	**99**	(4)	(21)	(5)	**69**
Forest Products	**296**	(42)	(71)	(35)	**148**
Ferrous Metals	**36**	(10)	(11)	–	**15**
Industries	**65**	(21)	(9)	(18)	**17**
Exploration (see note 5)	**(38)**	–	–	11	**(27)**
Corporate Activities	**(56)**	6	9	–	**(41)**
De Beers investments[2]	**3**	159	(51)	(46)	**65**
Headline earnings for the financial period (see note 7)	**1,783**	60	(613)	(383)	**847**
Headline earnings adjustment (see note 7)	**1,842**	–	(84)	35	**1,793**
Profit for the financial period	**3,625**	60	(697)	(348)	**2,640**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

3 Profit for the period continued

Year ended 31 December 2001 [1] US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial year**
Platinum	**1,361**	37	(482)	(438)	**478**
Gold	**473**	(47)	(116)	(148)	**162**
Diamonds	**407**	(35)	(136)	(2)	**234**
Coal	**501**	53	(167)	–	**387**
Base Metals	**(21)**	(19)	(39)	61	**(18)**
Industrial Minerals	**243**	–	(69)	(14)	**160**
Forest Products	**533**	(78)	(123)	(60)	**272**
Ferrous Metals	**78**	(9)	(21)	–	**48**
Industries	**115**	(25)	(12)	(40)	**38**
Financial Services	**2**	1	(3)	–	**–**
Exploration (see note 5)	**(101)**	(1)	–	17	**(85)**
Corporate Activities	**(126)**	94	(28)	–	**(60)**
De Beers investments[2]	**–**	159	(51)	(43)	**65**
Headline earnings for the financial year (see note 7)	**3,465**	130	(1,247)	(667)	**1,681**
Headline earnings adjustment (see note 7)	**1,468**	–	(147)	83	**1,404**
Profit for the financial year	**4,933**	130	(1,394)	(584)	**3,085**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

4 Exceptional items

Operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA – reversal of previous impairment	**46**	–	–
Write-off in respect of ZCI/KCM copper mine	**–**	–	(353)
Write-down of investments	**(30)**	–	–
Other impairments or write-downs of assets and feasibility study costs	**–**	–	(160)
Total operating exceptional items	**16**	–	(513)
Minority interests	**–**	–	11
	16	–	(502)

Non-operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA	**5**	–	–
Gain arising from the exchange of the 32.2% interest in De Beers Group for the 45% interest in DB Investments	**–**	1,089	1,089
Gain arising from the exchange of the 15.3% in FirstRand Limited for interests in Gold Fields Limited (11.3%) and Billiton Plc (7.1%)	**–**	637	637
Partial disposal of interest in South African Breweries plc	**–**	82	95
Further disposal of interest in FirstRand Limited	**7**	46	68
Partial disposal of interest in Standard Bank Investment Corporation	**–**	40	44
Disposal of interest in Billiton Plc	**–**	36	36
Partial disposal of Columbus Stainless	**–**	(123)	(120)
Disposal of Elandsrand and Deelkraal gold mines	**–**	(8)	(8)
Disposal of interest in Aracruz Celulose SA	**–**	–	114
Disposal of other non-core assets	**(2)**	–	(36)
Partial disposal of interest in Li & Fung Limited	**–**	–	4
Share of associates' exceptional items	**19**	132	225
Profit on disposal of fixed assets	**29**	1,931	2,148
KCM exit costs	**(34)**	–	–
Total non-operating exceptional items	**(5)**	1,931	2,148
Taxation	**(8)**	(84)	(147)
Minority interests	**2**	28	53
	(11)	1,875	2,054
Total exceptional items (net of tax and minority interests)	**5**	1,875	1,552

5 Exploration expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**7**	2	13
Gold	**13**	12	25
Base Metals	**18**	19	59
Other	**3**	5	4
	41	38	101

6 Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
United Kingdom corporation tax at 30%	**–**	–	4
South Africa corporation tax at 30%	**219**	294	665
Other overseas taxation	**106**	106	230
Share of joint ventures' taxation	**11**	7	12
Share of associates' taxation	**79**	140	211
Deferred taxation	**85**	66	125
Tax on exceptional items	**8**	84	147
	508	697	1,394

The impact of the adoption of FRS 19 on the restated tax charge for the 6 months ended 30 June 2001 and for the year ended 31 December 2001 is disclosed in note 1.

7 Earnings per share

	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Weighted average number of ordinary shares in issue (million)	**1,410**	1,536	1,474
Basic earnings per share (US$):			
Profit for the financial period	**0.54**	1.72	2.09
Headline earnings for the financial period	**0.60**	0.55	1.14

The decrease in the weighted average number of ordinary shares is due to the cancellation in June 2001 of 163.2 million ordinary shares previously held by the De Beers Group.

Basic earnings per share are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The average number of shares in issue excludes the shares held by the employee benefit trust.

Basic earnings per share for the six months ended 30 June 2001 and for the year ended 31 December 2001 are restated for the impact of FRS 19, as disclosed in note 1.

Earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's past performance. Headline earnings per share are calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") Statement of Investment Practice No. 1, "The Definition of IIMR Headline Earnings".

7 **Earnings per share** continued

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Profit for the financial period	**767**	2,640	3,085	**0.54**	1.72	2.09
Operating exceptional items	**(16)**	–	513	**(0.01)**	–	0.35
Non-operating exceptional items	**5**	(1,931)	(2,148)	**–**	(1.25)	(1.45)
Related tax and minority interests	**6**	56	83	**0.01**	0.03	0.05
Profit before exceptional items	**762**	765	1,533	**0.54**	0.50	1.04
Amortisation of goodwill	**82**	89	167	**0.06**	0.06	0.11
Related minority interests	**(4)**	(7)	(19)	**–**	(0.01)	(0.01)
Headline earnings for the financial period	**840**	847	1,681	**0.60**	0.55	1.14

8 **Reconciliation of Group operating profit to net cash flow from operating activities**

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Group operating profit – subsidiaries	**1,164**	1,325	2,148
Depreciation and amortisation charges	**501**	518	1,010
(Increase)/decrease in stocks	**(12)**	21	1
Increase in debtors	**(299)**	(302)	(274)
Increase/(decrease) in creditors	**21**	(138)	135
Other items	**6**	82	519
Net cash inflow from operating activities	**1,381**	1,506	3,539

9 **Capital expenditure**

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**229**	126	391
Gold	**107**	119	243
Coal	**41**	31	93
Base Metals	**146**	196	446
Industrial Minerals	**159**	101	205
Forest Products	**132**	150	283
Ferrous Metals	**8**	16	28
Industries	**25**	31	65
Other	**3**	2	33
	850	772	1,787

10 Reconciliation of net cash flow to movement in net debt

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
(Increase)/decrease in cash in the period	**226**	(35)	226
Cash (inflow)/outflow from debt financing	**(1,593)**	824	1,550
Cash (inflow)/outflow from management of liquid resources	**(848)**	977	287
Change in net debt arising from cash flows	**(2,215)**	1,766	2,063
Net debt of subsidiary now cost accounted	**148**	–	–
Loans and current asset investments acquired with subsidiaries	**(72)**	(42)	(52)
Loans and current asset investments disposed of with subsidiaries	**1**	11	11
Currency translation differences	**(60)**	88	(450)
Movement in net debt	**(2,198)**	1,823	1,572
Net debt at start of the period	**(2,018)**	(3,590)	(3,590)
Net debt at end of the period	**(4,216)**	(1,767)	(2,018)

11 Movement in net debt

US$ million	As at 31.12.01	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Exchange and other adjustments [1]	**As at 30.06.02**
Cash at bank and in hand[2]	857	226	–	–	128	**1,211**
Debt due after one year	(2,635)	(1,592)	(62)	–	39	**(4,250)**
Debt due within one year	(2,243)	(1)	(17)	1	(151)	**(2,411)**
	(4,878)	(1,593)	(79)	1	(112)	**(6,661)**
Current asset investments	2,003	(848)	7	–	72	**1,234**
	(2,018)	(2,215)	(72)	1	88	**(4,216)**

(1) Other adjustments include an adjustment of $148 million to debt after one year, in respect of KCM which is now a cost accounted investment.

(2) Net of bank overdrafts.

Independent review report to Anglo American plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated statement of total recognised gains and losses, combined statement of movement in shareholders' funds and movement in reserves, consolidated cash flow statement and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London
United Kingdom

9 September 2002

Notice of interim dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2002 will be payable as follows:

Amount (United States currency)	15 US cents per ordinary share (see notes below)
Currency conversion date	Thursday 5 September 2002
Last day to trade on the JSE Securities Exchange	Friday 13 September 2002
Ex-dividend on JSE Securities Exchange from the commencement of trading on	Monday 16 September 2002
Ex-dividend on the LSE from the commencement of trading on	Wednesday 18 September 2002
Record date on the United Kingdom and South African registers	Friday 20 September 2002
Last date for receipt of Dividend Reinvestment Plan Mandate Forms by Computershare or Central Securities Depository Participants in South Africa	Friday 20 September 2002
Dividend warrants posted	Thursday 10 October 2002
Payment date of dividend	Friday 11 October 2002

Notes:

1 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those shareholders with an address in European countries which have adopted the Euro will be paid in that currency. Such shareholders may, however, elect to be paid in US dollars, provided all such elections are received by the United Kingdom Registrar by 20 September 2002. Shareholders with addresses elsewhere (except South Africa) will be paid in United States dollars. The equivalent of the dividend in sterling will be 9.5460 pence per ordinary share based on an exchange rate of $1=£0.63640. The equivalent in euros will be 15.0345 euro cents per ordinary share based on an exchange rate of $1 = € 1.0023

2 Shareholders on the South African branch registrar will be paid in South African rand, at R1.60275 per ordinary share based on an exchange rate of $1 = R 10.68500

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be affected by CSDPs during the period 16 to 20 September 2002 (both days inclusive)

4 Copies of the Terms and Conditions of the Dividend Reinvestment Plan are available from the Company's Registrar or the Registrar's Agent.

Production statistics

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01
Anglo Platinum (troy ounces)			
Platinum	**1,064,500**	1,018,900	2,145,900
Palladium	**526,000**	487,500	1,075,900
Rhodium	**84,300**	95,900	204,100
Nickel (tonnes)	**9,400**	9,200	19,500
AngloGold (gold in troy ounces)			
South Africa	**1,687,000**	2,358,000	4,669,700
Rest of Africa	**251,000**	406,000	867,800
North and South America	**415,000**	468,000	937,000
Australia and Asia	**450,000**	250,000	508,600
	2,803,000	3,482,000	6,983,100
Anglo Coal (tonnes)			
South Africa			
Eskom	**13,442,000**	14,490,000	28,250,000
Trade	**9,467,000**	9,731,000	19,182,000
Australia	**12,198,000**	10,474,000	24,282,000
South America	**3,297,000**	2,723,000	5,829,000
	38,404,000	37,418,000	77,543,000
Anglo Industrial Minerals (tonnes)			
Aggregates	**30,522,000**	33,535,000	64,112,000
Lime products	**439,000**	478,000	926,000
Concrete (m^3)	**3,289,900**	3,225,000	6,627,400
Potash	**–**	461,000	882,000
Sodium tripolyphosphate	**48,900**	47,000	91,500
Phosphates	**322,400**	332,900	820,500
Anglo Forest Products (tonnes)			
South Africa			
Pulp	**163,300**	176,000	290,400
Graphic papers	**264,300**	267,700	509,800
Packaging papers	**299,500**	273,000	527,600
Corrugated board (000 m^2)	**147,200**	123,600	275,000
Lumber (m^2)	**60,900**	69,000	137,000
Wood chips	**813,200**	693,200	1,284,300
Mining timber	**67,600**	66,000	131,800
Europe			
Pulp	**92,700**	92,600	187,800
Graphic papers	**630,970**	561,400	1,142,800
Packaging papers	**769,200**	588,300	1,202,000
Corrugated board (000 m^2)	**447,500**	349,600	780,200
Paper sacks (000 units)	**1,461,600**	1,354,300	2,620,100
Brazil			
Pulp	**–**	72,500	110,000

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Production statistics continued

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 13.12.01
Anglo Base Metals			
Copper (tonnes)			
Collahuasi	**95,900**	93,000	199,200
Mantos Blancos	**78,600**	76,300	156,800
Hudson Bay	**42,700**	36,000	79,600
KCM	**–**	90,500	196,800
Other	**15,300**	16,900	33,100
	232,500	312,700	665,500
Nickel (tonnes)			
Loma de Níquel	**7,500**	3,600	9,700
Codemin	**2,900**	3,100	5,800
Tati	**1,500**	1,900	3,500
Other	**2,500**	2,300	8,600
	14,400	10,900	27,600
Zinc (tonnes)			
Hudson Bay	**47,400**	33,000	88,400
Black Mountain	**13,500**	13,200	24,300
Lisheen	**37,900**	27,300	52,900
	98,800	73,500	165,600
Lead (tonnes)			
Black Mountain	**20,000**	24,200	45,800
Lisheen	**5,400**	5,400	8,500
	25,400	29,600	54,300
Mineral sands (tonnes)			
Chloride slag	**53,600**	49,600	104,600
Sulphate slag	**15,500**	12,800	28,200
Pig iron	**43,900**	45,300	84,400
Zircon	**58,000**	54,000	114,100
Rutile	**13,600**	12,500	27,100
Niobium (tonnes)			
Catalão	**1,700**	-	-
Anglo Ferrous Metals (tonnes)			
Chrome ore	**485,000**	535,600	1,012,000
Vanadium slag	**36,700**	35,000	73,700
Chrome alloys	**145,200**	154,800	289,000
Manganese ore (mtu m)	**31**	39	62
Manganese alloys	**85,500**	122,000	280,000
Steel	**461,200**	554,000	1,419,000
Niobium	**–**	1,700	3,400

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Exchange rate and commodity prices

US dollar exchange rates Average spot prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
South African rand	**10.99**	7.93	8.62
Sterling	**0.69**	0.69	0.69
Euro	**1.11**	1.11	1.12
Australian dollar	**1.89**	1.92	1.93
Period end spot prices			
South African rand	**10.37**	8.05	11.96
Sterling	**0.65**	0.71	0.69
Euro	**1.01**	1.18	1.12
Australian dollar	**1.77**	1.95	1.96

Commodity prices Average market prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Gold – US$/oz	**302**	266	271
Platinum – US$/oz	**515**	599	526
Palladium – US$/oz	**370**	794	582
Rhodium – US$/oz	**952**	1,994	1,610
Copper – US cents/lb	**72**	78	72
Nickel – US cents/lb	**298**	300	270
Zinc – US cents/lb	**36**	44	40
Lead – US cents/lb	**22**	22	22
European eucalyptus pulp price (CIF) – US$/tonne	**427**	537	490

ANGLO AMERICAN

News Release

10 September 2002

Anglo American plc reports a solid first half performance despite difficult market conditions

- Headline earnings per share up 9% to US 60 cents.
- Headline earnings reflect improved geographic diversity: South Africa 54%, Rest of world 46%.
- Good performances from gold, base metals, coal, diamonds, forest products, industrial minerals and ferrous metals, more than offsetting sharply lower earnings from platinum.
- Strong improvement in the Base Metals division – headline earnings of $37 million compared with a loss of $30 million in the first half of 2001.
- Contribution from Diamonds up by 16% on better than expected sales.
- Further cost savings and efficiency improvements of $133 million achieved.
- Strong cash generation: EBITDA[1] interest cover of 15.5 times; EBITDA[1] return on total capital 24%.
- $1.9 billion of acquisitions.
- Interim dividend maintained at 15 US cents per share.

HIGHLIGHTS FOR THE SIX MONTHS TO 30 JUNE 2002 US$ million except per share amounts	**6 months ended 30.06.02**	**6 months ended 30.06.01 Restated [2]**	**Change**
Group turnover & share of turnover of joint ventures & associates	9,567	9,807	(2)%
Total operating profit for the period	1,581	1,694	(7)%
Profit for the period	767	2,640	(71)%
Profit for the period before exceptional items	762	765	(0.4)%
Headline earnings for the period [3]	840	847	(0.8)%
Earnings per share (US$):			
Headline earnings for the period	**0.60**	**0.55**	**9 %**
Profit for the period	0.54	1.72	(69)%
Profit for the period before exceptional items	0.54	0.50	8 %
Dividend for the period (US cents per share)	15	15	-

[1] Annualised.

[2] The profit and loss account for the six months ended 30 June 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax".

[3] See note 7 for basis of calculation of headline earnings.

Tony Trahar, Chief Executive, said:

"The first half of 2002 has been another challenging period for Anglo American. However, despite continuing unfavourable economic conditions and weak commodity markets, our first half results demonstrate a very solid performance. Improved earnings were recorded for the majority of our businesses reflecting the ongoing emphasis on reducing costs and improving efficiencies.

We have made further progress in implementing our strategy of adding value for shareholders by:

- *seeking growth in our natural resource businesses, both organically and through acquisitions*
- *maintaining our product diversity and broadening our geographic spread.*

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

The outlook for most of our commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties we remain cautious about the outlook for commodity prices, although our product and geographic diversity, coupled with our continuing cost and efficiency improvement programme, will continue to underpin our performance going forward."

First Half Results – Overview

It is pleasing to report that headline earnings per share for the first half of 2002 increased by 9% to 60 US cents. The marginal decline of $7 million in headline earnings to $840 million was more than offset by the cancellation of some 163 million shares in June 2001 as part of the De Beers transaction. Six of the Group's operating businesses and associates, including gold, base metals, diamonds, forest products, industrial minerals and ferrous metals, reported increased headline earnings during the first half – a strong performance that compensated for lower earnings from platinum and coal.

Once again, the Group's performance reflects the benefits of its product diversity and the successful integration of its recent acquisitions, with 46% of headline earnings being derived from non-South African operations, compared with 26% in the first half of 2001. Over the past six months $1.9 billion of acquisitions have been completed, of which 49% were in South Africa and 51% outside South Africa. This further reflects the progress that Anglo American has made in its strategy to pursue global diversification.

First Half Developments

Good progress has been made with the restructuring of the Base Metals division, focusing on long-life, low-cost operations. A major development in this regard was the agreement to acquire the Disputada copper operation in Chile, from Exxon Mobil Corporation. Finalisation of the acquisition is subject to the

approval of the Chilean government and agreement with the state owned mining company, ENAMI, which it is hoped will be obtained shortly. The acquisition of Disputada will consolidate Anglo American's position as a significant, low-cost copper producer.

In January, Anglo American announced its withdrawal from the Konkola Copper Mines (KCM) operations in Zambia, based on KCM's high production costs and inability to raise non-recourse external finance for the Konkola Deep Mining Project. The final terms of the withdrawal from KCM will result in Anglo American making available an additional amount of $34 million over and above the $353 million already provided, which will help to secure the future of KCM as a going concern, in accordance with the objectives of the Zambian government.

In May, Anglo American announced the sale of its 43% stake in Tati Nickel and 18% interest in BCL in Botswana to LionOre Mining International Limited for $76 million and the sale of its 50% interest in the Salobo copper deposit in Brazil to CVRD for $51 million.

In February, Anglo Coal, as part of a consortium with BHP Billiton and Glencore, acquired the remaining 50% interest in Cerrejón Zona Norte from Exxon Mobil Corporation. The consortium is now the largest producer of thermal coal in Colombia. In April, joint venture plans with Mitsui Coal were announced to expand the Moura mine and to develop the Dawson Valley projects in Australia.

In Ferrous Metals, the acquisition of a 20.1% stake in Kumba and a 34.9% stake in Avmin for a total of $365 million formed the basis of a broader strategic objective of securing a meaningful interest in the iron ore sector in South Africa. Discussions are now underway with a number of parties, including the government and black economic empowerment groupings, with a view to unlocking the potential of this resource in the Northern Cape. The South African Competition Commission has recommended to the Competition Tribunal that the proposed acquisition be approved.

Scaw Metals acquired Moly-Cop, the grinding media businesses of GS Industries of the United States, for $105 million in May. Scaw Metals is now a leader in the production of grinding media worldwide.

In March, as part of Anglo Forest Products' stated objective of growing its position in the corrugated packaging market, the division successfully completed the joint acquisition, with Spanish group Saica, of the French paper and packaging company, La Rochette. Subsequent to this transaction the businesses of La Rochette have been divided between Mondi and Saica, which will result in the division retaining ownership of significant corrugated packaging businesses in France and the United Kingdom. In addition, the division acquired a further 68.5% interest in the Syktyvkar Forest Enterprise business for a cash consideration of $252 million. Syktyvkar is a low-cost Russian producer of A4 copy paper and supplies an important component of Mondi's product mix in European markets.

Anglo Industrial Minerals, through Tarmac, agreed to acquire the aggregates and ready-mixed concrete assets of the Mavike Group in Spain for a cash consideration of $55 million. The acquisition, which was announced in May, establishes Tarmac as the largest ready-mixed concrete supplier on the Spanish Mediterranean coast and consolidates its position as the leading supplier in the Madrid region.

During the period, through market purchases, the Group increased its stake in Anglo Platinum to 63.8% and in Gold Fields Limited to 20%.

In April, as part of a repositioning of its treasury portfolio, Anglo American placed a five year convertible bond of $1.1 billion at an interest rate of 3 3/8 % per annum, one of the largest convertible bonds to date in the United Kingdom. The proceeds were used to pay down more expensive existing debt.

HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research at Anglo American over the last 18 months. In August, it was announced that operating companies would be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. Operations will continue to promote their substantial education and prevention programmes, keeping Anglo American in the forefront of advanced HIV/AIDS programmes for its employees.

South Africa's Minerals and Petroleum Bill

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

Black Economic Empowerment

Since 1994, Anglo American in South Africa has concluded a number of empowerment transactions with a market value of some R10 billion, equivalent at current exchange rates to $964 million, with Historically Disadvantaged South Africans (HDSAs). In addition, Anglo Platinum is currently in the process of entering into further major empowerment transactions, on a commercial basis, which will unlock significant value for HDSAs. Moreover, during 2001, Group companies transacted R1.3 billion of procurement, equivalent at current exchange rates to $120 million, with HDSA companies, an increase of 23% over the prior year. Excluding fuel and electricity, HDSA-owned businesses represented 20% of the Group's total procurement spend in South Africa.

Dividend

An unchanged interim dividend of 15 US cents has been declared. As highlighted in the 2001 final results announcement, consideration of any increase in the total dividend for the year will be assessed at the time of the recommendation of the final dividend for the year.

Outlook

The outlook for most of the Group's commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties Anglo American remains cautious about the outlook for commodity prices, although its product and geographic diversity, coupled with its continuing cost and efficiency improvement programme, will continue to underpin performance going forward.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

OPERATIONS REVIEW

Highlights

Headline earnings per share for the six months to 30 June 2002 were $0.60 per share, an increase of 9% from the prior year. The increase reflects the good performance of many of the Group's businesses as well as the cancellation of 10% of the Company's shares in issue in June 2001 as part of the De Beers transaction. Gold, base metals, diamonds, forest products, industrial minerals and ferrous metals performed well. The Group's product and geographic diversity, with 46% of headline earnings being derived from outside of South Africa, compared with 26% in the first half of 2001, demonstrated its benefits during a period of difficult market conditions.

In 2002, the Group adopted Financial Reporting Standard 19 'Deferred Tax' (FRS 19), which requires deferred tax to be provided on all timing differences arising from the different treatment of items for accounting and taxation purposes that result in an obligation to pay more tax, or a right to pay less tax, at a future date. Adoption of FRS 19 required a restatement of the 2001 accounts, resulting in an increase in deferred tax provisions of $933 million as at 31 December 2001, with a resulting prior year adjustment of $570 million, after accounting for minority interests. The prior year adjustment is taken as a write-off to reserves. The restatement of the 2001 profit and loss account resulted in a decrease in headline earnings of $37 million for the six months to 30 June 2001 and $89 million for the year to 31 December 2001. The adoption of FRS 19 decreased first half headline earnings for 2002 by $69 million.

Profit for the financial period was $767 million compared with $2,640 million in the prior year. The lower profit in the current year reflects the significant exceptional gains in 2001 owing to the De Beers transaction and the exchange of part of the Group's interest in FirstRand Limited for interests in Billiton Plc and Gold Fields Limited. Excluding exceptional items, earnings per share were $0.54 for the six months to June 2002 compared with $0.50 per share in the prior year.

Platinum

Anglo Platinum's operating profit of $389 million was $365 million lower than in the first half of 2001, primarily owing to lower platinum group metals (PGM) prices.

The average realised price for platinum of $513 per ounce was $87 per ounce lower than for the first half of 2001. Palladium and rhodium prices per ounce realised were less than half those achieved a year earlier at $371 per ounce (2001: $784 per ounce) and $946 per ounce (2001: $1,976 per ounce), respectively.

Despite these significant decreases, current PGM prices are at levels which continue to yield substantial operating margins for Anglo Platinum, and which enjoy consumer support.

Refined platinum production (including attributable Northam Platinum output) of 1,064,500 ounces was 4.5% higher, reflecting the increased output from new projects.

The Bafokeng-Rasimone mine has continued to build up ore reserves and production, albeit more slowly than anticipated, while ongoing optimisation at both Amandelbult and Lebowa mines yielded additional ounces from their UG2 expansions commissioned in 2000. Rustenburg mine's new Waterval UG2 project commenced milling ore in February.

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the company remains committed to the expansion programme to produce 3.5 million ounces of refined platinum per annum from 2006. However, any delays in the processing of mining licence applications may affect the timeous achievement of this target.

The new converting process project at Rustenburg has entered its commissioning phase, and the new Modikwa (formerly Maandagshoek) mine in North West Province commenced milling ore in July.

Anglo Platinum continues to support the process of black economic empowerment (BEE) and is proud of the very significant contribution it has made by facilitating the purchase of 22.5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by African Rainbow Minerals in respect of the Modikwa project.

Anglo Platinum's commitment to fostering further BEE in projects has been reaffirmed by the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone mine and the Styldrift Project, as well as the agreement reached with the South African government regarding BEE participation on portions of the Eastern Limb expansion projects.

Gold

AngloGold's operating profit for the first half of 2002 was 2% lower at $197 million. Production decreased from 3.5 million ounces to 2.8 million ounces, mainly as a result of the sale of the Free State assets. Total cash costs decreased from $189 per ounce to $156 per ounce as a result of the South African rand's weakening against the dollar and the sale of the higher-cost assets.

Headline earnings increased by 27% to $100 million, mainly arising from realised gains on non-hedge derivatives of $24 million, net of minorities and taxation.

AngloGold's own performance, its positive view of the gold market and its willingness to manage its hedge book to take account of changing market circumstances resulted in a significant reduction in its open hedge book position. At the end of June, the hedge book had reduced by 4.0 million ounces to 10.5 million ounces.

During the half-year, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy to settle debt. The company also received a cash payment of $164 million for the sale of the Free State assets.

In the United States, the $195 million Cripple Creek & Victor expansion project in Colorado is progressing on schedule and a significant portion of the leach pad additions has been completed.

In July 2002, AngloGold announced the acquisition of additional production of 130,000 ounces per annum by doubling its stake to 92.5% in the Cerro Vanguardia mine in Argentina for $98 million.

Diamonds

Attributable operating profit from De Beers of $242 million was 14% higher than the prior year. Headline earnings of $166 million were 16% higher.

The diamond industry began the year in a positive mood following better than expected Christmas season retail sales of diamond jewellery, a significant reduction in inventory of polished diamonds held by the retail trade during 2001 and cautious optimism for recovery in the global economy in 2002. Restocking by the retail trade in the first half of the year meant that polished demand from the cutting centres exceeded underlying retail demand in the consumer markets. As a result, polished stocks financed by the cutting centres reduced over the period from about $4.1 billion to $3.4 billion. Clients of the Diamond Trading Company (DTC), the marketing arm of De Beers, benefited from receiving consistent assortments of rough diamonds at competitive prices, which facilitated further investment in marketing.

During the first six months of 2002, rough diamonds were in strong demand and sales by the DTC for the period totalled $2,842 million, 8.5% higher than for the equivalent period in 2001. Prospects for the remainder of the year will depend on the state of the global economy and consumer confidence, particularly in the United States, which will determine consumer offtake and the level of stock the trade is prepared to hold.

De Beers made further good progress with the European Commission on its Supplier of Choice strategy and anticipates a favourable outcome during the second half of the year.

The new five-year $4 billion trade agreement between De Beers and the Russian diamond producer, Alrosa, was formally notified to the European Commission for clearance in February. Both parties are committed to engaging constructively with the Commission to address any concerns it might raise.

In February, De Beers signed Heads of Agreement with Mvelaphanda Diamonds (Proprietary) Limited, a black empowerment company, committing both parties to a grassroots (early stage) joint venture exploring for new world-class diamond deposits in the northern part of South Africa. The joint venture agreement was finalised and signed in July.

Coal

Anglo Coal's operating profit was $232 million, 27% higher than for the first six months of 2001. Headline earnings of $142 million were 4% lower, mainly owing to exchange losses arising from the rand's strengthening since December 2001.

Attributable sales volumes at 39.8 million tonnes reflected organic growth in Australia and higher trade sales in South Africa, as well as contributions of Colombian and Australian acquisitions, offset by production cuts in response to deteriorating thermal coal market conditions. Sales prices for export thermal coals were lower than anticipated and are expected to remain under pressure during the second half. Export metallurgical prices exceeded expectations and are expected to remain firm.

In South Africa, operating profit was 27% higher. Total sales revenue rose by 8% and was accompanied by higher profits on exchange due to a weaker average exchange rate. This increase was negatively impacted by marginally lower export sales prices.

In Australia, despite significant operational difficulties experienced at Dartbrook where high gas levels restricted production, operating profit increased by 24%. Production at Moranbah has been restricted by a slower than anticipated longwall move and ongoing strata issues. Production at the other Australian operations met or exceeded expectations for the period.

In April, Anglo Coal Australia (ACA) entered into joint venture arrangements with Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan (Mitsui). Mitsui exercised its pre-emptive right in relation to Coal & Allied's 55% interest in the Moura mine in May, and then sold a 51% interest to ACA. In July, ACA divested its 30% interest in the German Creek mine and 49% of its interests in the Theodore, Dawson and Taroom prospects to Mitsui. ACA also secured entry into the pulverised coal injection (PCI) market, by acquiring a 23% interest in the Jellinbah mine. Work continues on the development of Grasstree.

The consortium of Anglo American, BHP Billiton and Glencore completed the acquisition of the remaining 50% of Cerrejón Zona Norte (CZN) in Colombia from Exxon Mobil Corporation in February. CZN has been operationally merged by the consortium with the adjoining Carbones del Cerrejón, to form a single complex, named Cerrejón, capable of producing 22 million tonnes of coal per annum. Production and sales forecasts for 2002 have been cut back to approximately 18 million tonnes owing to current market weakness. Carbones del Guasare in Venezuela continues to perform satisfactorily, although the current weak thermal market has necessitated cutbacks in production and sales.

Base Metals

Operating profit was $127 million, against a $12 million loss recorded for the first half of 2001. The $139 million turnaround arose primarily as a result of: operating cost reductions and volume increases ($47 million); the exceptional reversal of the 2000 impairment against Salobo following its sale ($46 million); the de-consolidation of Konkola Copper Mines (KCM) in Zambia ($42 million); the transfer of Catalão in Brazil to the Base Metals division ($12 million); and cost accounting of the investment in Anaconda Nickel in Australia ($11 million). These improvements were partially offset by lower zinc and copper prices.

Copper operations generated operating profit of $66 million (2001: $11 million, which included a $42 million loss at KCM) despite the average copper price being lower by 7% at 72 US cents/lb. In Chile, Mantos Blancos and Collahuasi benefited from good cost control and a weaker peso. Attributable copper production was 232,500 tonnes, compared with 312,700 tonnes in 2001, of which 90,500 tonnes related to KCM.

Zinc operations reduced their operating loss to $20 million (2001: $25 million loss), despite a 19% reduction in the average zinc price to 36 US cents/lb. Attributable zinc production increased from 73,500 tonnes to 98,800 tonnes with Lisheen in Ireland now operating at full capacity and higher output at Hudson Bay in Canada.

Operating profit for the nickel operations rose to $14 million (2001: $2 million) with the commencement of commercial production at Loma de Níquel in Venezuela in January of this year. Attributable production at 14,400 tonnes was 3,500 tonnes higher than the first half of 2001. The average nickel price was $2.98/lb (2001: $3.00/lb).

At Namakwa Sands in South Africa, operating profit increased to $17 million (2001: $14 million) as a result of stronger zircon sales and a weaker rand, whilst Catalão generated operating profits of $12 million broadly in line with the previous year.

The $454 million Skorpion zinc project in Namibia, the $110 million Black Mountain Deeps Project in South Africa and the $276 million 777 project at Hudson Bay all remain on schedule and on budget. The $320 million Rosario transition project to maintain production at Collahuasi was approved and development is now underway.

The final terms of the agreed withdrawal from KCM resulted in an additional provision of $34 million, over and above the $353 million provided at year end 2001, in full and final settlement of all liabilities. Base Metals disposed of its 50% interest in the Salobo project for $51 million and its 30% interest in the Kolwezi project for $3.5 million. Base Metals also reached agreement to sell its 43% interest in Tati Nickel and 18% interest in BCL in Botswana, for $76 million. Negotiations continue with Exxon Mobil Corporation on completing the acquisition of Disputada in Chile.

Industrial Minerals

Operating profit was $113 million, 51% higher than for the first six months of 2001. The performance of the Tarmac Group businesses continued to improve, with operating profit up by over 40%. This was principally due to higher prices and efficiency improvements, reflecting stronger market conditions as well as a continued focus on cost reduction. This, together with an improved performance by Copebrás in Brazil, resulted in Anglo Industrial Minerals' operating profit increase.

The first half of 2002 saw several significant developments. In January, the acquisition of Durox, a leading producer of aircrete blocks in the United Kingdom, from RMC was completed. RMC's concrete products business in France was also acquired. In May, an agreement was reached to acquire the aggregates and ready-mixed concrete assets of Mavike in Spain for $55 million. Approval has been received from the Spanish competition authorities and completion is expected later in the year. A

number of smaller acquisitions were also made in the south of England and Poland. In addition, the sale of Cleveland Potash was completed in April.

In the United Kingdom, trading conditions were stronger than in the first six months of 2001, with sales volumes up in most product areas. In particular, the asphalt business benefited from increased activity resulting from higher infrastructure investment and concrete block volumes showed a strong recovery. Prices also increased and the Aggregates Levy, introduced in April, has been passed on in full to customers. With the synergies from the acquisition of Tarmac having been fully effected, a further cost-reduction programme is underway and this is generating additional savings. Work continues on the new cement plant at Buxton and the project remains on schedule for completion in 2003.

Strong trading in Spain and France, along with a first-time contribution from the business acquired from RMC, were responsible for a 17% increase in operating profit in continental Europe. In central Europe, results remained flat, with difficult market conditions in Germany also affecting Poland and the Czech Republic.

Copebrás benefited from the continued increase in demand for phosphate fertilisers in Brazil and lower costs, although prices were impacted by weaker international market conditions. The new plant at Goiás, which will significantly increase capacity, is expected to be completed by the end of 2002.

Forest Products

The Forest Products division recorded an operating profit of $291 million, marginally higher than in the corresponding period last year. Mondi Europe's operating profit of $191 million was 6% higher, reflecting the sustained focus on cost reductions and production efficiencies, which generated savings of $27 million. Mondi South Africa maintained operating profit at $100 million.

Mondi Europe continued its expansion with the completion of two further strategic acquisitions: an additional 68.5% interest in Russian pulp and paper group Syktyvkar Forest Enterprise and, jointly with Spanish group Saica, the businesses of the French corrugated packaging group, La Rochette.

The La Rochette transaction will see Mondi retaining ownership of three integrated plants and six sheet plants and strengthen its corrugated packaging position in France and the UK. This has developed critical mass for Mondi Packaging in France.

Packaging results improved, reflecting additional output from the recently rebuilt paper machine No. 5 in Poland and synergy benefits arising from the integration of the Danisco Pack UK corrugated operations. While packaging paper prices trended lower, volumes increased. The order position in industrial packaging improved from a weak fourth quarter in 2001.

In uncoated woodfree papers, demand from the office communication sector has been firm and prices relatively stable. An expansion programme at SCP Ruzomberok was approved, which will increase capacity to 430,000 tonnes by late 2003. With Mondi Europe's acquisition of the controlling interest in Syktyvkar, Neusiedler is now the leading producer in Europe of uncoated woodfree paper.

Market conditions in newsprint deteriorated following decreased advertising expenditure.

In South Africa, some price recovery from the low levels at the beginning of 2002 contributed to earnings being maintained.

Bleached eucalyptus pulp prices averaged $418 per tonne for the period and the list price had reached $480 per tonne by June.

The South African market for both graphic papers and packaging grades was healthy. The combination of increased volumes and improved prices contributed to higher profits in rand terms. The increase was reduced on translation by the substantially weaker rand when compared with the prior year.

Ferrous Metals and Industries

The performance of the Ferrous Metals division improved significantly in comparison with the first six months of 2001, with operating profit of $66 million, an increase of $32 million. This reflected solid underlying performance and the positive impact of the acquisitions made during the first half of 2002. World crude steel production was 3.4% higher and the steel market is now generally perceived to be at the bottom of the cycle.

South African-based Scaw Metals' operating profit was $6 million higher at $21 million, including $2 million from Moly-Cop, the grinding media business of GS Industries in the United States, which was acquired in the second quarter for $105 million. Scaw's operations have a profitable mix of product, generally driven by increased domestic consumption of rolled steel and cast steel products.

Highveld Steel's operating profit improved materially to $14 million. This was mainly due to improved export prices, a strong South African steel market, the weakening of the rand against the dollar and the sale of Columbus, which made a loss last year. Vanadium prices have improved over the past six months from historically low levels of around $6 per kilogram for ferrovanadium to the current level of just over $9 per kilogram.

Samancor, in which the Group holds a 40% interest, improved on the back of higher ore and alloy sales volumes and higher alloy sales prices. Chrome operations continued to be affected by low ferrochrome prices, which averaged 25 cents/lb against 30 cents/lb a year earlier, although losses were reduced.

Good progress was made towards the strategic objective of securing a meaningful interest in the iron ore sector. An interest of 20.1% was acquired in Kumba, along with 34.9% in Avmin, of which 10.5% and 9.9%, respectively, are still subject to approval by South Africa's Competition Commission.

Boart Longyear's operating profit declined from $16 million to $10 million. The results reflect a very slow start to 2002, with a recovery in the second quarter, which should be sustained for the rest of the year.

Tongaat-Hulett's operating profit was $12 million lower at $43 million. Sugar performed satisfactorily and strong performances were recorded by African Products and Hulett Aluminium, with the latter increasing its revenue by 20% to a record first-half level of $138 million. This was achieved under difficult market conditions, with levels of international demand and margins in dollar terms being at the lowest level for many years.

The Group's 49% share of Terra's attributable operating loss of $0.7 million was lower than for the same period last year mainly owing to lower natural gas costs and higher sales volumes.

Dividend

Anglo American will pay an unchanged interim dividend of 15 US cents per share on 11 October 2002 to shareholders on the register at the close of business on 20 September 2002.

Cash flow

Cash flow from operations was $1,381 million compared with $1,506 million during the prior period. This inflow was after a $290 million increase in working capital (2001: $419 million). On an annualised basis, interest cover remains well covered by EBITDA at 15.5 times.

Acquisition expenditure accounted for an outflow of $1,869 million during the period. The principal acquisitions were Mondi Europe's additional 68.5% interest in Syktyvkar and the joint acquisition of La Rochette, Anglo Coal's participation in the purchase of the remaining 50% in Cerrejón Zona Norte, Ferrous Metals' acquisition of a 9.6% stake in Kumba, a 25% stake in Avmin and a 100% interest in Moly-Cop as well as increased stakes in Anglo Platinum and Gold Fields.

Purchases of tangible fixed assets amounted to $850 million, an increase of $78 million from 2001. The major components of expansion were in Base Metals, Anglo Platinum, and Industrial Minerals.

Tax payments were $567 million compared with $347 million in the prior year.

Balance sheet

As at 30 June 2002, shareholders' funds were $14,410 million compared with $12,856 million at 31 December 2001, due mainly to changes in exchange rates contributing $992 million and retained profit of $556 million. The increase in the value of the South African rand by 13% since 31 December had a significant impact on the Group's reserves.

Net debt was $4,216 million, an increase of $2,198 million from the prior year. The increase principally reflects the acquisitions during the period.

Net debt comprises $6,681 million of debt, offset by $2,465 million of cash and short-term investments.

Net debt to total capital at 30 June 2002 was 20.4% compared with 12.2% at 31 December 2001.

The Group's reserves include the impact of the cancellation, on 11 June 2001, of 163,212,568 ordinary shares of $0.50 each as part of the De Beers transaction.

Consolidated profit and loss account
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated(1)	Year ended 31.12.01 Restated(1)
Group and share of turnover of joint ventures and associates	2	**9,567**	9,807	19,282
Less: Joint ventures' turnover		**(499)**	(475)	(1,109)
Associates' turnover		**(2,148)**	(1,719)	(3,387)
Group turnover – subsidiaries		**6,920**	7,613	14,786
Operating costs		**(5,756)**	(6,288)	(12,638)
Group operating profit – subsidiaries		**1,164**	1,325	2,148
Share of operating profit of joint ventures		**98**	106	178
Share of operating profit of associates		**319**	263	459
Total operating profit	2	**1,581**	1,694	2,785
Profit on disposal of fixed assets	4	**29**	1,931	2,148
Loss on termination of operations	4	**(34)**	–	–
Profit on ordinary activities before interest		**1,576**	3,625	4,933
Investment income		**181**	411	799
Interest payable		**(234)**	(351)	(669)
Profit on ordinary activities before taxation		**1,523**	3,685	5,063
Tax on profit on ordinary activities	6	**(508)**	(697)	(1,394)
Profit on ordinary activities after taxation		**1,015**	2,988	3,669
Equity minority interests		**(248)**	(348)	(584)
Profit for the financial period		**767**	2,640	3,085
Equity dividends to shareholders – paid and proposed		**(211)**	(211)	(690)
Retained profit for the financial period		**556**	2,429	2,395
Headline earnings for the financial period	3	**840**	847	1,681
Basic earnings per share (US$)				
Profit for the financial period	7	**0.54**	1.72	2.09
Headline earnings for the financial period	7	**0.60**	0.55	1.14
Dividend per share (US cents)		**15.0**	15.0	49.0

(1) The profit and loss account for the six months ended 30 June 2001 and for the year ended 31 December 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax" as disclosed in note 1.

All amounts included above relate to continuing operations.

Consolidated balance sheet
as at 30 June 2002

US$ million	**As at 30.06.02**	As at 30.06.01 Restated[1]	As at 31.12.01 Restated[1]
Fixed assets			
Intangible assets	**2,096**	2,384	2,100
Tangible assets	**12,767**	11,447	10,770
Investments in joint ventures and associates	**5,151**	4,918	3,996
Other investments	**1,693**	1,660	1,527
	21,707	20,409	18,393
Net current assets			
Stocks	**1,469**	1,627	1,383
Debtors	**3,416**	3,323	2,835
Current asset investments	**1,234**	3,226	2,003
Cash at bank and in hand	**1,231**	964	915
	7,350	9,140	7,136
Short term borrowings	**(2,431)**	(2,658)	(2,301)
Other current liabilities	**(3,661)**	(3,615)	(3,936)
Net current assets	**1,258**	2,867	899
Total assets less current liabilities	**22,965**	23,276	19,292
Long term liabilities	**(4,250)**	(3,299)	(2,635)
Provisions for liabilities and charges	**(2,291)**	(2,649)	(2,194)
Equity minority interests	**(2,014)**	(2,085)	(1,607)
Net assets	**14,410**	15,243	12,856
Capital and reserves			
Share capital and premium	**1,943**	1,937	1,937
Reserves	**1,352**	1,352	1,352
Profit and loss account	**11,115**	11,954	9,567
Total shareholders' funds (equity)	**14,410**	15,243	12,856

[1] Restated for the adoption of FRS 19 – see note 1.

The interim financial information was approved by the board of directors on 9 September 2002.

Consolidated statement of total recognised gains and losses for the six months ended 30 June 2002

US$ million	6 months ended 30.06.02	6 months ended 30.06.01 Restated[1]	Year ended 31.12.01 Restated[1]
Profit for the financial period	**767**	2,640	3,085
Currency translation differences on foreign currency net investments	**992**	(638)	(2,986)
Total recognised gains for the financial period	**1,759**	2,002	99
Prior year adjustment (see note 1)	**(570)**		
Total recognised gains since last annual report	**1,189**		

[1] Restated for the adoption of FRS 19 – see note 1.

Combined statement of movement in shareholders' funds and movement in reserves for the six months ended 30 June 2002

US$ million	Issued share capital	Share premium	Merger reserves	Other reserves	Profit and loss account	Total
At 1 January 2002 as previously reported	734	1,203	636	716	10,137	**13,426**
Prior year adjustment (see note 1)	–	–	–	–	(570)	**(570)**
At 1 January 2002 restated	734	1,203	636	716	9,567	**12,856**
Profit for the financial period	–	–	–	–	767	**767**
Dividends proposed	–	–	–	–	(211)	**(211)**
Shares issued	–	6	–	–	–	**6**
Currency translation differences	–	–	–	–	992	**992**
Balance at 30 June 2002	**734**	**1,209**	**636**	**716**	**11,115**	**14,410**

Consolidated cash flow statement
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Net cash inflow from operating activities	8	**1,381**	1,506	3,539
Expenditure relating to fundamental reorganisation		**–**	(20)	(23)
Dividends from joint ventures and associates		**115**	223	258
Returns on investments and servicing of finance				
Interest received and other financial income		**175**	144	419
Interest paid		**(141)**	(254)	(430)
Dividends received from fixed asset investments		**21**	41	74
Dividends paid to minority shareholders		**(207)**	(281)	(454)
Net cash outflow from returns on investments and servicing of finance		**(152)**	(350)	(391)
Taxes paid		**(567)**	(347)	(637)
Capital expenditure and financial investment				
Payments for fixed assets	9	**(850)**	(772)	(1,787)
Proceeds from the sale of fixed assets		**272**	199	263
Exit funding for Konkola Copper Mines (KCM)		**(95)**	–	–
Payments for other investments[(1)]		**(210)**	(79)	(96)
Proceeds from the sale of other investments[(1)]		**190**	1,019	1,174
Net cash (outflow)/inflow for capital expenditure and financial investment		**(693)**	367	(446)
Acquisitions and disposals				
Acquisition of subsidiaries		**(1,024)**	(154)	(718)
Disposal of subsidiaries		**33**	135	135
Investment in associates		**(505)**	(189)	(223)
Sale of interests in associates and joint ventures		**51**	1,148	1,527
Investment in proportionally consolidated joint arrangements		**(164)**	(51)	(51)
Investment in joint ventures		**(28)**	(22)	(76)
Net cash (outflow)/inflow from acquisitions and disposals		**(1,637)**	867	594
Equity dividends paid to Anglo American shareholders		**(517)**	(509)	(714)
Cash (outflow)/inflow before use of liquid resources and financing		**(2,070)**	1,737	2,180
Management of liquid resources[(2)]		**848**	(977)	(287)
Financing		**1,448**	(795)	(1,667)
Increase/(decrease) in cash in the period	10	**226**	(35)	226

(1) Disposal and acquisition of other financial assets included in fixed assets.
(2) Cash flows in respect of current asset investments.

Notes to financial information

1 Accounting policies

The financial information has been prepared in accordance with generally accepted accounting principles in the UK. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2001, except for the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax", as set out below. The financial information for the year ended 31 December 2001 has been derived from the Group's statutory accounts for that period as filed with the Registrar of Companies, restated where appropriate for the impact of FRS 19. The auditors' report on the statutory accounts for the year ended 31 December 2001 was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The interim financial information does not constitute statutory accounts as defined under section 240 of the Companies Act 1985.

With effect from 1 January 2002 the Group adopted FRS 19 "Deferred Tax". Under FRS 19 deferred taxation is provided in full on all timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, subject to the recoverability of deferred tax assets. Deferred tax assets and liabilities are not discounted.

The change in accounting policy has been accounted for by means of a prior year adjustment, and the previously published figures at 30 June 2001 and 31 December 2001 have been restated as follows:

US$ million	**30 June 2001**	31 December 2001
Profit and loss account		
Decrease in operating profit	**(1)**	(2)
Increase in tax on profit of ordinary activities	**(62)**	(145)
Decrease in equity minority interests	**25**	56
Decrease in profit for the period	**(38)**	(91)
Decrease in headline earnings	**(37)**	(89)
Balance sheet		
Increase in goodwill	**33**	32
Decrease in investments in joint ventures	**(18)**	(18)
Decrease in investments in associates	**(5)**	(4)
Increase in debtors	**27**	18
Increase in deferred tax provision	**(1,212)**	(933)
Decrease in equity minority interest	**445**	335
Decrease in shareholders' funds	**(730)**	(570)

The impact of FRS 19 was to increase the tax charge by $93 million, and decrease headline earnings by $69 million, for the six months to 30 June 2002. Shareholders' funds as previously reported at 1 January 2001 decreased by $717 million, due to the adoption of FRS 19.

The Group continues to account under the transitional arrangements for FRS 17 "Retirement Benefits". When it is clear what approach the International Accounting Standards Board is going to adopt in revising IAS 19 "Employee Benefits" and the extent to which FRS 17 may change as a result, the board will decide when to adopt the standard in full.

2 Segmental information

US$ million	Turnover			Operating profit[1]			Net operating assets[2]		
	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]
By business segment									
Platinum	**912**	1,272	2,218	**389**	754	1,345	**2,623**	1,587	1,847
Gold	**779**	1,019	2,028	**197**	200	443	**2,018**	2,461	2,086
Diamonds	**1,503**	1,010	2,055	**242**	212	373	**–**	–	–
Coal	**826**	703	1,572	**232**	183	493	**1,680**	1,486	1,373
Base Metals	**663**	792	1,530	**127**	(12)	(510)	**1,939**	2,239	1,977
Industrial Minerals	**1,361**	1,232	2,527	**113**	75	201	**3,532**	3,276	3,246
Forest Products	**2,189**	2,119	4,169	**291**	288	520	**3,474**	2,971	2,732
Ferrous Metals	**517**	654	1,285	**66**	34	77	**361**	377	220
Industries	**817**	1,006	1,898	**52**	64	114	**1,006**	1,269	884
Financial Services	**–**	–	–	**–**	4	2	**–**	–	–
Exploration	**–**	–	–	**(40)**	(38)	(101)	**–**	–	–
Corporate Activities	**–**	–	–	**(88)**	(70)	(172)	**440**	424	379
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744
By geographical segment (by origin)									
South Africa	**3,285**	4,117	8,140	**864**	1,142	2,269	**6,213**	6,387	5,393
Rest of Africa	**1,400**	949	1,959	**262**	130	(121)	**356**	376	225
Europe	**3,149**	2,876	5,773	**210**	214	371	**6,388**	5,658	5,601
North America	**496**	562	1,067	**(18)**	1	(40)	**998**	801	796
South America	**672**	621	1,223	**189**	112	177	**1,380**	1,457	1,362
Australia and Asia	**565**	682	1,120	**74**	95	129	**1,738**	1,411	1,367
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744

(1) Operating profit is stated after deducting the following operating exceptional items as disclosed in note 4:

US$ million	**6 months ended 30.6.02**	6 months ended 30.6.01 Restated[3]	Year ended 31.12.01 Restated[3]
Operating profit before operating exceptional items	**1,565**	1,694	3,298
Group subsidiaries			
Base Metals	**46**	–	(473)
Corporate Activities	**(30)**	–	(25)
Joint ventures – Base Metals	**–**	–	(15)
Operating profit after operating exceptional items	**1,581**	1,694	2,785

(2) Net operating assets consist of tangible and intangible assets (excluding investments in joint ventures and associates), stocks and operating debtors less non-interest bearing current liabilities.

(3) Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

3 Profit for the period

The table below analyses the contribution of each division to the Group's headline earnings.

Six months ended 30 June 2002

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**396**	9	(143)	(104)	**158**
Gold	**215**	62	(80)	(97)	**100**
Diamonds	**256**	(25)	(62)	(3)	**166**
Coal	**237**	(29)	(66)	–	**142**
Base Metals	**82**	(22)	(22)	(1)	**37**
Industrial Minerals	**135**	2	(42)	(6)	**89**
Forest Products	**297**	(36)	(76)	(32)	**153**
Ferrous Metals	**67**	–	(20)	(6)	**41**
Industries	**53**	(22)	(8)	(14)	**9**
Exploration (see note 5)	**(41)**	–	–	9	**(32)**
Corporate Activities	**(50)**	8	19	–	**(23)**
Headline earnings for the financial period (see note 7)	**1,647**	(53)	(500)	(254)	**840**
Headline earnings adjustment (see note 7)	**(71)**	–	(8)	6	**(73)**
Profit for the financial period	**1,576**	(53)	(508)	(248)	**767**

3 **Profit for the period** continued

Six months ended 30 June 2001 [1]

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**764**	24	(272)	(255)	**261**
Gold	**226**	(31)	(43)	(73)	**79**
Diamonds	**212**	5	(74)	–	**143**
Coal	**187**	7	(46)	–	**148**
Base Metals	**(11)**	(33)	(24)	38	**(30)**
Industrial Minerals	**99**	(4)	(21)	(5)	**69**
Forest Products	**296**	(42)	(71)	(35)	**148**
Ferrous Metals	**36**	(10)	(11)	–	**15**
Industries	**65**	(21)	(9)	(18)	**17**
Exploration (see note 5)	**(38)**	–	–	11	**(27)**
Corporate Activities	**(56)**	6	9	–	**(41)**
De Beers investments[2]	**3**	159	(51)	(46)	**65**
Headline earnings for the financial period (see note 7)	**1,783**	60	(613)	(383)	**847**
Headline earnings adjustment (see note 7)	**1,842**	–	(84)	35	**1,793**
Profit for the financial period	**3,625**	60	(697)	(348)	**2,640**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

3 **Profit for the period** continued

Year ended 31 December 2001 [1]

US$ million	Profit before interest	Net investment income	Tax	Equity minority interests	Profit for the financial year
Platinum	**1,361**	37	(482)	(438)	**478**
Gold	**473**	(47)	(116)	(148)	**162**
Diamonds	**407**	(35)	(136)	(2)	**234**
Coal	**501**	53	(167)	–	**387**
Base Metals	**(21)**	(19)	(39)	61	**(18)**
Industrial Minerals	**243**	–	(69)	(14)	**160**
Forest Products	**533**	(78)	(123)	(60)	**272**
Ferrous Metals	**78**	(9)	(21)	–	**48**
Industries	**115**	(25)	(12)	(40)	**38**
Financial Services	**2**	1	(3)	–	**–**
Exploration (see note 5)	**(101)**	(1)	–	17	**(85)**
Corporate Activities	**(126)**	94	(28)	–	**(60)**
De Beers investments[2]	**–**	159	(51)	(43)	**65**
Headline earnings for the financial year (see note 7)	**3,465**	130	(1,247)	(667)	**1,681**
Headline earnings adjustment (see note 7)	**1,468**	–	(147)	83	**1,404**
Profit for the financial year	**4,933**	130	(1,394)	(584)	**3,085**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

4 Exceptional items

Operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA – reversal of previous impairment	**46**	–	–
Write-off in respect of ZCI/KCM copper mine	**–**	–	(353)
Write-down of investments	**(30)**	–	–
Other impairments or write-downs of assets and feasibility study costs	**–**	–	(160)
Total operating exceptional items	**16**	–	(513)
Minority interests	–	–	11
	16	–	(502)

Non-operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA	**5**	–	–
Gain arising from the exchange of the 32.2% interest in De Beers Group for the 45% interest in DB Investments	**–**	1,089	1,089
Gain arising from the exchange of the 15.3% in FirstRand Limited for interests in Gold Fields Limited (11.3%) and Billiton Plc (7.1%)	**–**	637	637
Partial disposal of interest in South African Breweries plc	**–**	82	95
Further disposal of interest in FirstRand Limited	**7**	46	68
Partial disposal of interest in Standard Bank Investment Corporation	**–**	40	44
Disposal of interest in Billiton Plc	**–**	36	36
Partial disposal of Columbus Stainless	**–**	(123)	(120)
Disposal of Elandsrand and Deelkraal gold mines	**–**	(8)	(8)
Disposal of interest in Aracruz Celulose SA	**–**	–	114
Disposal of other non-core assets	**(2)**	–	(36)
Partial disposal of interest in Li & Fung Limited	**–**	–	4
Share of associates' exceptional items	**19**	132	225
Profit on disposal of fixed assets	**29**	1,931	2,148
KCM exit costs	**(34)**	–	–
Total non-operating exceptional items	**(5)**	1,931	2,148
Taxation	**(8)**	(84)	(147)
Minority interests	**2**	28	53
	(11)	1,875	2,054
Total exceptional items (net of tax and minority interests)	**5**	1,875	1,552

5 Exploration expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**7**	2	13
Gold	**13**	12	25
Base Metals	**18**	19	59
Other	**3**	5	4
	41	38	101

6 Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
United Kingdom corporation tax at 30%	**–**	–	4
South Africa corporation tax at 30%	**219**	294	665
Other overseas taxation	**106**	106	230
Share of joint ventures' taxation	**11**	7	12
Share of associates' taxation	**79**	140	211
Deferred taxation	**85**	66	125
Tax on exceptional items	**8**	84	147
	508	697	1,394

The impact of the adoption of FRS 19 on the restated tax charge for the 6 months ended 30 June 2001 and for the year ended 31 December 2001 is disclosed in note 1.

7 Earnings per share

	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Weighted average number of ordinary shares in issue (million)	**1,410**	1,536	1,474
Basic earnings per share (US$):			
Profit for the financial period	**0.54**	1.72	2.09
Headline earnings for the financial period	**0.60**	0.55	1.14

The decrease in the weighted average number of ordinary shares is due to the cancellation in June 2001 of 163.2 million ordinary shares previously held by the De Beers Group.

Basic earnings per share are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The average number of shares in issue excludes the shares held by the employee benefit trust.

Basic earnings per share for the six months ended 30 June 2001 and for the year ended 31 December 2001 are restated for the impact of FRS 19, as disclosed in note 1.

Earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's past performance. Headline earnings per share are calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") Statement of Investment Practice No. 1, "The Definition of IIMR Headline Earnings".

7 Earnings per share continued

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Profit for the financial period	**767**	2,640	3,085	**0.54**	1.72	2.09
Operating exceptional items	**(16)**	–	513	**(0.01)**	–	0.35
Non-operating exceptional items	**5**	(1,931)	(2,148)	**–**	(1.25)	(1.45)
Related tax and minority interests	**6**	56	83	**0.01**	0.03	0.05
Profit before exceptional items	**762**	765	1,533	**0.54**	0.50	1.04
Amortisation of goodwill	**82**	89	167	**0.06**	0.06	0.11
Related minority interests	**(4)**	(7)	(19)	**–**	(0.01)	(0.01)
Headline earnings for the financial period	**840**	847	1,681	**0.60**	0.55	1.14

8 Reconciliation of Group operating profit to net cash flow from operating activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Group operating profit – subsidiaries	**1,164**	1,325	2,148
Depreciation and amortisation charges	**501**	518	1,010
(Increase)/decrease in stocks	**(12)**	21	1
Increase in debtors	**(299)**	(302)	(274)
Increase/(decrease) in creditors	**21**	(138)	135
Other items	**6**	82	519
Net cash inflow from operating activities	**1,381**	1,506	3,539

9 Capital expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**229**	126	391
Gold	**107**	119	243
Coal	**41**	31	93
Base Metals	**146**	196	446
Industrial Minerals	**159**	101	205
Forest Products	**132**	150	283
Ferrous Metals	**8**	16	28
Industries	**25**	31	65
Other	**3**	2	33
	850	772	1,787

10 Reconciliation of net cash flow to movement in net debt

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
(Increase)/decrease in cash in the period	**226**	(35)	226
Cash (inflow)/outflow from debt financing	**(1,593)**	824	1,550
Cash (inflow)/outflow from management of liquid resources	**(848)**	977	287
Change in net debt arising from cash flows	**(2,215)**	1,766	2,063
Net debt of subsidiary now cost accounted	**148**	–	–
Loans and current asset investments acquired with subsidiaries	**(72)**	(42)	(52)
Loans and current asset investments disposed of with subsidiaries	**1**	11	11
Currency translation differences	**(60)**	88	(450)
Movement in net debt	**(2,198)**	1,823	1,572
Net debt at start of the period	**(2,018)**	(3,590)	(3,590)
Net debt at end of the period	**(4,216)**	(1,767)	(2,018)

11 Movement in net debt

US$ million	As at 31.12.01	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Exchange and other adjustments [1]	**As at 30.06.02**
Cash at bank and in hand[2]	857	226	–	–	128	**1,211**
Debt due after one year	(2,635)	(1,592)	(62)	–	39	**(4,250)**
Debt due within one year	(2,243)	(1)	(17)	1	(151)	**(2,411)**
	(4,878)	(1,593)	(79)	1	(112)	**(6,661)**
Current asset investments	2,003	(848)	7	–	72	**1,234**
	(2,018)	(2,215)	(72)	1	88	**(4,216)**

(1) Other adjustments include an adjustment of $148 million to debt after one year, in respect of KCM which is now a cost accounted investment.

(2) Net of bank overdrafts.

Independent review report to Anglo American plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated statement of total recognised gains and losses, combined statement of movement in shareholders' funds and movement in reserves, consolidated cash flow statement and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London
United Kingdom

9 September 2002

Notice of interim dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2002 will be payable as follows:

Amount (United States currency)	15 US cents per ordinary share (see notes below)
Currency conversion date	Thursday 5 September 2002
Last day to trade on the JSE Securities Exchange	Friday 13 September 2002
Ex-dividend on JSE Securities Exchange from the commencement of trading on	Monday 16 September 2002
Ex-dividend on the LSE from the commencement of trading on	Wednesday 18 September 2002
Record date on the United Kingdom and South African registers	Friday 20 September 2002
Last date for receipt of Dividend Reinvestment Plan Mandate Forms by Computershare or Central Securities Depository Participants in South Africa	Friday 20 September 2002
Dividend warrants posted	Thursday 10 October 2002
Payment date of dividend	Friday 11 October 2002

Notes:

1 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those shareholders with an address in European countries which have adopted the Euro will be paid in that currency. Such shareholders may, however, elect to be paid in US dollars, provided all such elections are received by the United Kingdom Registrar by 20 September 2002. Shareholders with addresses elsewhere (except South Africa) will be paid in United States dollars. The equivalent of the dividend in sterling will be 9.5460 pence per ordinary share based on an exchange rate of $1=£0.63640. The equivalent in euros will be 15.0345 euro cents per ordinary share based on an exchange rate of $1 = € 1.0023

2 Shareholders on the South African branch registrar will be paid in South African rand, at R1.60275 per ordinary share based on an exchange rate of $1 = R 10.68500

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be affected by CSDPs during the period 16 to 20 September 2002 (both days inclusive)

4 Copies of the Terms and Conditions of the Dividend Reinvestment Plan are available from the Company's Registrar or the Registrar's Agent.

Production statistics

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01
Anglo Platinum (troy ounces)			
Platinum	**1,064,500**	1,018,900	2,145,900
Palladium	**526,000**	487,500	1,075,900
Rhodium	**84,300**	95,900	204,100
Nickel (tonnes)	**9,400**	9,200	19,500
AngloGold (gold in troy ounces)			
South Africa	**1,687,000**	2,358,000	4,669,700
Rest of Africa	**251,000**	406,000	867,800
North and South America	**415,000**	468,000	937,000
Australia and Asia	**450,000**	250,000	508,600
	2,803,000	3,482,000	6,983,100
Anglo Coal (tonnes)			
South Africa			
Eskom	**13,442,000**	14,490,000	28,250,000
Trade	**9,467,000**	9,731,000	19,182,000
Australia	**12,198,000**	10,474,000	24,282,000
South America	**3,297,000**	2,723,000	5,829,000
	38,404,000	37,418,000	77,543,000
Anglo Industrial Minerals (tonnes)			
Aggregates	**30,522,000**	33,535,000	64,112,000
Lime products	**439,000**	478,000	926,000
Concrete (m^3)	**3,289,900**	3,225,000	6,627,400
Potash	**–**	461,000	882,000
Sodium tripolyphosphate	**48,900**	47,000	91,500
Phosphates	**322,400**	332,900	820,500
Anglo Forest Products (tonnes)			
South Africa			
Pulp	**163,300**	176,000	290,400
Graphic papers	**264,300**	267,700	509,800
Packaging papers	**299,500**	273,000	527,600
Corrugated board (000 m^2)	**147,200**	123,600	275,000
Lumber (m^2)	**60,900**	69,000	137,000
Wood chips	**813,200**	693,200	1,284,300
Mining timber	**67,600**	66,000	131,800
Europe			
Pulp	**92,700**	92,600	187,800
Graphic papers	**630,970**	561,400	1,142,800
Packaging papers	**769,200**	588,300	1,202,000
Corrugated board (000 m^2)	**447,500**	349,600	780,200
Paper sacks (000 units)	**1,461,600**	1,354,300	2,620,100
Brazil			
Pulp	**–**	72,500	110,000

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Production statistics continued

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 13.12.01
Anglo Base Metals			
Copper (tonnes)			
Collahuasi	**95,900**	93,000	199,200
Mantos Blancos	**78,600**	76,300	156,800
Hudson Bay	**42,700**	36,000	79,600
KCM	**–**	90,500	196,800
Other	**15,300**	16,900	33,100
	232,500	312,700	665,500
Nickel (tonnes)			
Loma de Níquel	**7,500**	3,600	9,700
Codemin	**2,900**	3,100	5,800
Tati	**1,500**	1,900	3,500
Other	**2,500**	2,300	8,600
	14,400	10,900	27,600
Zinc (tonnes)			
Hudson Bay	**47,400**	33,000	88,400
Black Mountain	**13,500**	13,200	24,300
Lisheen	**37,900**	27,300	52,900
	98,800	73,500	165,600
Lead (tonnes)			
Black Mountain	**20,000**	24,200	45,800
Lisheen	**5,400**	5,400	8,500
	25,400	29,600	54,300
Mineral sands (tonnes)			
Chloride slag	**53,600**	49,600	104,600
Sulphate slag	**15,500**	12,800	28,200
Pig iron	**43,900**	45,300	84,400
Zircon	**58,000**	54,000	114,100
Rutile	**13,600**	12,500	27,100
Niobium (tonnes)			
Catalão	**1,700**	-	-
Anglo Ferrous Metals (tonnes)			
Chrome ore	**485,000**	535,600	1,012,000
Vanadium slag	**36,700**	35,000	73,700
Chrome alloys	**145,200**	154,800	289,000
Manganese ore (mtu m)	**31**	39	62
Manganese alloys	**85,500**	122,000	280,000
Steel	**461,200**	554,000	1,419,000
Niobium	**–**	1,700	3,400

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Exchange rate and commodity prices

US dollar exchange rates Average spot prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
South African rand	**10.99**	7.93	8.62
Sterling	**0.69**	0.69	0.69
Euro	**1.11**	1.11	1.12
Australian dollar	**1.89**	1.92	1.93
Period end spot prices			
South African rand	**10.37**	8.05	11.96
Sterling	**0.65**	0.71	0.69
Euro	**1.01**	1.18	1.12
Australian dollar	**1.77**	1.95	1.96

Commodity prices Average market prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Gold – US$/oz	**302**	266	271
Platinum – US$/oz	**515**	599	526
Palladium – US$/oz	**370**	794	582
Rhodium – US$/oz	**952**	1,994	1,610
Copper – US cents/lb	**72**	78	72
Nickel – US cents/lb	**298**	300	270
Zinc – US cents/lb	**36**	44	40
Lead – US cents/lb	**22**	22	22
European eucalyptus pulp price (CIF) – US$/tonne	**427**	537	490

ANGLO AMERICAN

News Release

10 September 2002

Anglo American plc reports a solid first half performance despite difficult market conditions

- Headline earnings per share up 9% to US 60 cents.
- Headline earnings reflect improved geographic diversity: South Africa 54%, Rest of world 46%.
- Good performances from gold, base metals, coal, diamonds, forest products, industrial minerals and ferrous metals, more than offsetting sharply lower earnings from platinum.
- Strong improvement in the Base Metals division – headline earnings of $37 million compared with a loss of $30 million in the first half of 2001.
- Contribution from Diamonds up by 16% on better than expected sales.
- Further cost savings and efficiency improvements of $133 million achieved.
- Strong cash generation: EBITDA[1] interest cover of 15.5 times; EBITDA[1] return on total capital 24%.
- $1.9 billion of acquisitions.
- Interim dividend maintained at 15 US cents per share.

HIGHLIGHTS FOR THE SIX MONTHS TO 30 JUNE 2002 US$ million except per share amounts	***6 months* ended 30.06.02**	***6 months* ended 30.06.01 Restated [2]**	***Change***
Group turnover & share of turnover of joint ventures & associates	9,567	9,807	(2)%
Total operating profit for the period	1,581	1,694	(7)%
Profit for the period	767	2,640	(71)%
Profit for the period before exceptional items	762	765	(0.4)%
Headline earnings for the period [3]	840	847	(0.8)%
Earnings per share (US$):			
Headline earnings for the period	**0.60**	**0.55**	**9 %**
Profit for the period	0.54	1.72	(69)%
Profit for the period before exceptional items	0.54	0.50	8 %
Dividend for the period (US cents per share)	15	15	-

[1] Annualised.

[2] The profit and loss account for the six months ended 30 June 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax".

[3] See note 7 for basis of calculation of headline earnings.

Tony Trahar, Chief Executive, said:

"The first half of 2002 has been another challenging period for Anglo American. However, despite continuing unfavourable economic conditions and weak commodity markets, our first half results demonstrate a very solid performance. Improved earnings were recorded for the majority of our businesses reflecting the ongoing emphasis on reducing costs and improving efficiencies.

We have made further progress in implementing our strategy of adding value for shareholders by:
- *seeking growth in our natural resource businesses, both organically and through acquisitions*
- *maintaining our product diversity and broadening our geographic spread.*

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

The outlook for most of our commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties we remain cautious about the outlook for commodity prices, although our product and geographic diversity, coupled with our continuing cost and efficiency improvement programme, will continue to underpin our performance going forward."

First Half Results – Overview

It is pleasing to report that headline earnings per share for the first half of 2002 increased by 9% to 60 US cents. The marginal decline of $7 million in headline earnings to $840 million was more than offset by the cancellation of some 163 million shares in June 2001 as part of the De Beers transaction. Six of the Group's operating businesses and associates, including gold, base metals, diamonds, forest products, industrial minerals and ferrous metals, reported increased headline earnings during the first half – a strong performance that compensated for lower earnings from platinum and coal.

Once again, the Group's performance reflects the benefits of its product diversity and the successful integration of its recent acquisitions, with 46% of headline earnings being derived from non-South African operations, compared with 26% in the first half of 2001. Over the past six months $1.9 billion of acquisitions have been completed, of which 49% were in South Africa and 51% outside South Africa. This further reflects the progress that Anglo American has made in its strategy to pursue global diversification.

First Half Developments

Good progress has been made with the restructuring of the Base Metals division, focusing on long-life, low-cost operations. A major development in this regard was the agreement to acquire the Disputada copper operation in Chile, from Exxon Mobil Corporation. Finalisation of the acquisition is subject to the

approval of the Chilean government and agreement with the state owned mining company, ENAMI, which it is hoped will be obtained shortly. The acquisition of Disputada will consolidate Anglo American's position as a significant, low-cost copper producer.

In January, Anglo American announced its withdrawal from the Konkola Copper Mines (KCM) operations in Zambia, based on KCM's high production costs and inability to raise non-recourse external finance for the Konkola Deep Mining Project. The final terms of the withdrawal from KCM will result in Anglo American making available an additional amount of $34 million over and above the $353 million already provided, which will help to secure the future of KCM as a going concern, in accordance with the objectives of the Zambian government.

In May, Anglo American announced the sale of its 43% stake in Tati Nickel and 18% interest in BCL in Botswana to LionOre Mining International Limited for $76 million and the sale of its 50% interest in the Salobo copper deposit in Brazil to CVRD for $51 million.

In February, Anglo Coal, as part of a consortium with BHP Billiton and Glencore, acquired the remaining 50% interest in Cerrejón Zona Norte from Exxon Mobil Corporation. The consortium is now the largest producer of thermal coal in Colombia. In April, joint venture plans with Mitsui Coal were announced to expand the Moura mine and to develop the Dawson Valley projects in Australia.

In Ferrous Metals, the acquisition of a 20.1% stake in Kumba and a 34.9% stake in Avmin for a total of $365 million formed the basis of a broader strategic objective of securing a meaningful interest in the iron ore sector in South Africa. Discussions are now underway with a number of parties, including the government and black economic empowerment groupings, with a view to unlocking the potential of this resource in the Northern Cape. The South African Competition Commission has recommended to the Competition Tribunal that the proposed acquisition be approved.

Scaw Metals acquired Moly-Cop, the grinding media businesses of GS Industries of the United States, for $105 million in May. Scaw Metals is now a leader in the production of grinding media worldwide.

In March, as part of Anglo Forest Products' stated objective of growing its position in the corrugated packaging market, the division successfully completed the joint acquisition, with Spanish group Saica, of the French paper and packaging company, La Rochette. Subsequent to this transaction the businesses of La Rochette have been divided between Mondi and Saica, which will result in the division retaining ownership of significant corrugated packaging businesses in France and the United Kingdom. In addition, the division acquired a further 68.5% interest in the Syktyvkar Forest Enterprise business for a cash consideration of $252 million. Syktyvkar is a low-cost Russian producer of A4 copy paper and supplies an important component of Mondi's product mix in European markets.

Anglo Industrial Minerals, through Tarmac, agreed to acquire the aggregates and ready-mixed concrete assets of the Mavike Group in Spain for a cash consideration of $55 million. The acquisition, which was announced in May, establishes Tarmac as the largest ready-mixed concrete supplier on the Spanish Mediterranean coast and consolidates its position as the leading supplier in the Madrid region.

During the period, through market purchases, the Group increased its stake in Anglo Platinum to 63.8% and in Gold Fields Limited to 20%.

In April, as part of a repositioning of its treasury portfolio, Anglo American placed a five year convertible bond of $1.1 billion at an interest rate of 3 3/8 % per annum, one of the largest convertible bonds to date in the United Kingdom. The proceeds were used to pay down more expensive existing debt.

HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research at Anglo American over the last 18 months. In August, it was announced that operating companies would be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. Operations will continue to promote their substantial education and prevention programmes, keeping Anglo American in the forefront of advanced HIV/AIDS programmes for its employees.

South Africa's Minerals and Petroleum Bill

The leaked draft Mining Charter has done great damage to investor confidence in South Africa. This damage can only be repaired when a final Charter and the related Money Bill are publicly available. The imperative is to achieve black economic empowerment in a way that enhances rather than undermines investment sentiment towards the mining sector, which has always been a major vehicle for international capital inflows into South Africa. With political wisdom it is clearly possible to create a mining industry in South Africa that benefits all, proudly reflects the South African people and continues to be internationally competitive.

The settlement reached between Anglo Platinum and the Department of Minerals and Energy concerning that company's six applications for mining authorisations indicates that the imperatives of industry security, stability and growth and black economic empowerment can be reconciled.

Black Economic Empowerment

Since 1994, Anglo American in South Africa has concluded a number of empowerment transactions with a market value of some R10 billion, equivalent at current exchange rates to $964 million, with Historically Disadvantaged South Africans (HDSAs). In addition, Anglo Platinum is currently in the process of entering into further major empowerment transactions, on a commercial basis, which will unlock significant value for HDSAs. Moreover, during 2001, Group companies transacted R1.3 billion of procurement, equivalent at current exchange rates to $120 million, with HDSA companies, an increase of 23% over the prior year. Excluding fuel and electricity, HDSA-owned businesses represented 20% of the Group's total procurement spend in South Africa.

Dividend

An unchanged interim dividend of 15 US cents has been declared. As highlighted in the 2001 final results announcement, consideration of any increase in the total dividend for the year will be assessed at the time of the recommendation of the final dividend for the year.

Outlook

The outlook for most of the Group's commodities is heavily dependent on global economic growth. With the United States, Europe and Japan continuing to show signs of low economic growth, the consensus outlook for global GDP growth this year is little changed from the relatively depressed level of 2001. The recent significant declines in equity markets have raised some concerns that the wealth effect of these declines may affect consumer confidence, thereby impacting growth. On the back of these uncertainties Anglo American remains cautious about the outlook for commodity prices, although its product and geographic diversity, coupled with its continuing cost and efficiency improvement programme, will continue to underpin performance going forward.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

OPERATIONS REVIEW

Highlights

Headline earnings per share for the six months to 30 June 2002 were $0.60 per share, an increase of 9% from the prior year. The increase reflects the good performance of many of the Group's businesses as well as the cancellation of 10% of the Company's shares in issue in June 2001 as part of the De Beers transaction. Gold, base metals, diamonds, forest products, industrial minerals and ferrous metals performed well. The Group's product and geographic diversity, with 46% of headline earnings being derived from outside of South Africa, compared with 26% in the first half of 2001, demonstrated its benefits during a period of difficult market conditions.

In 2002, the Group adopted Financial Reporting Standard 19 'Deferred Tax' (FRS 19), which requires deferred tax to be provided on all timing differences arising from the different treatment of items for accounting and taxation purposes that result in an obligation to pay more tax, or a right to pay less tax, at a future date. Adoption of FRS 19 required a restatement of the 2001 accounts, resulting in an increase in deferred tax provisions of $933 million as at 31 December 2001, with a resulting prior year adjustment of $570 million, after accounting for minority interests. The prior year adjustment is taken as a write-off to reserves. The restatement of the 2001 profit and loss account resulted in a decrease in headline earnings of $37 million for the six months to 30 June 2001 and $89 million for the year to 31 December 2001. The adoption of FRS 19 decreased first half headline earnings for 2002 by $69 million.

Profit for the financial period was $767 million compared with $2,640 million in the prior year. The lower profit in the current year reflects the significant exceptional gains in 2001 owing to the De Beers transaction and the exchange of part of the Group's interest in FirstRand Limited for interests in Billiton Plc and Gold Fields Limited. Excluding exceptional items, earnings per share were $0.54 for the six months to June 2002 compared with $0.50 per share in the prior year.

Platinum

Anglo Platinum's operating profit of $389 million was $365 million lower than in the first half of 2001, primarily owing to lower platinum group metals (PGM) prices.

The average realised price for platinum of $513 per ounce was $87 per ounce lower than for the first half of 2001. Palladium and rhodium prices per ounce realised were less than half those achieved a year earlier at $371 per ounce (2001: $784 per ounce) and $946 per ounce (2001: $1,976 per ounce), respectively.

Despite these significant decreases, current PGM prices are at levels which continue to yield substantial operating margins for Anglo Platinum, and which enjoy consumer support.

Refined platinum production (including attributable Northam Platinum output) of 1,064,500 ounces was 4.5% higher, reflecting the increased output from new projects.

The Bafokeng-Rasimone mine has continued to build up ore reserves and production, albeit more slowly than anticipated, while ongoing optimisation at both Amandelbult and Lebowa mines yielded additional ounces from their UG2 expansions commissioned in 2000. Rustenburg mine's new Waterval UG2 project commenced milling ore in February.

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the company remains committed to the expansion programme to produce 3.5 million ounces of refined platinum per annum from 2006. However, any delays in the processing of mining licence applications may affect the timeous achievement of this target.

The new converting process project at Rustenburg has entered its commissioning phase, and the new Modikwa (formerly Maandagshoek) mine in North West Province commenced milling ore in July.

Anglo Platinum continues to support the process of black economic empowerment (BEE) and is proud of the very significant contribution it has made by facilitating the purchase of 22.5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by African Rainbow Minerals in respect of the Modikwa project.

Anglo Platinum's commitment to fostering further BEE in projects has been reaffirmed by the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone mine and the Styldrift Project, as well as the agreement reached with the South African government regarding BEE participation on portions of the Eastern Limb expansion projects.

Gold

AngloGold's operating profit for the first half of 2002 was 2% lower at $197 million. Production decreased from 3.5 million ounces to 2.8 million ounces, mainly as a result of the sale of the Free State assets. Total cash costs decreased from $189 per ounce to $156 per ounce as a result of the South African rand's weakening against the dollar and the sale of the higher-cost assets.

Headline earnings increased by 27% to $100 million, mainly arising from realised gains on non-hedge derivatives of $24 million, net of minorities and taxation.

AngloGold's own performance, its positive view of the gold market and its willingness to manage its hedge book to take account of changing market circumstances resulted in a significant reduction in its open hedge book position. At the end of June, the hedge book had reduced by 4.0 million ounces to 10.5 million ounces.

During the half-year, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy to settle debt. The company also received a cash payment of $164 million for the sale of the Free State assets.

In the United States, the $195 million Cripple Creek & Victor expansion project in Colorado is progressing on schedule and a significant portion of the leach pad additions has been completed.

In July 2002, AngloGold announced the acquisition of additional production of 130,000 ounces per annum by doubling its stake to 92.5% in the Cerro Vanguardia mine in Argentina for $98 million.

Diamonds

Attributable operating profit from De Beers of $242 million was 14% higher than the prior year. Headline earnings of $166 million were 16% higher.

The diamond industry began the year in a positive mood following better than expected Christmas season retail sales of diamond jewellery, a significant reduction in inventory of polished diamonds held by the retail trade during 2001 and cautious optimism for recovery in the global economy in 2002. Restocking by the retail trade in the first half of the year meant that polished demand from the cutting centres exceeded underlying retail demand in the consumer markets. As a result, polished stocks financed by the cutting centres reduced over the period from about $4.1 billion to $3.4 billion. Clients of the Diamond Trading Company (DTC), the marketing arm of De Beers, benefited from receiving consistent assortments of rough diamonds at competitive prices, which facilitated further investment in marketing.

During the first six months of 2002, rough diamonds were in strong demand and sales by the DTC for the period totalled $2,842 million, 8.5% higher than for the equivalent period in 2001. Prospects for the remainder of the year will depend on the state of the global economy and consumer confidence, particularly in the United States, which will determine consumer offtake and the level of stock the trade is prepared to hold.

De Beers made further good progress with the European Commission on its Supplier of Choice strategy and anticipates a favourable outcome during the second half of the year.

The new five-year $4 billion trade agreement between De Beers and the Russian diamond producer, Alrosa, was formally notified to the European Commission for clearance in February. Both parties are committed to engaging constructively with the Commission to address any concerns it might raise.

In February, De Beers signed Heads of Agreement with Mvelaphanda Diamonds (Proprietary) Limited, a black empowerment company, committing both parties to a grassroots (early stage) joint venture exploring for new world-class diamond deposits in the northern part of South Africa. The joint venture agreement was finalised and signed in July.

Coal

Anglo Coal's operating profit was $232 million, 27% higher than for the first six months of 2001. Headline earnings of $142 million were 4% lower, mainly owing to exchange losses arising from the rand's strengthening since December 2001.

Attributable sales volumes at 39.8 million tonnes reflected organic growth in Australia and higher trade sales in South Africa, as well as contributions of Colombian and Australian acquisitions, offset by production cuts in response to deteriorating thermal coal market conditions. Sales prices for export thermal coals were lower than anticipated and are expected to remain under pressure during the second half. Export metallurgical prices exceeded expectations and are expected to remain firm.

In South Africa, operating profit was 27% higher. Total sales revenue rose by 8% and was accompanied by higher profits on exchange due to a weaker average exchange rate. This increase was negatively impacted by marginally lower export sales prices.

In Australia, despite significant operational difficulties experienced at Dartbrook where high gas levels restricted production, operating profit increased by 24%. Production at Moranbah has been restricted by a slower than anticipated longwall move and ongoing strata issues. Production at the other Australian operations met or exceeded expectations for the period.

In April, Anglo Coal Australia (ACA) entered into joint venture arrangements with Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan (Mitsui). Mitsui exercised its pre-emptive right in relation to Coal & Allied's 55% interest in the Moura mine in May, and then sold a 51% interest to ACA. In July, ACA divested its 30% interest in the German Creek mine and 49% of its interests in the Theodore, Dawson and Taroom prospects to Mitsui. ACA also secured entry into the pulverised coal injection (PCI) market, by acquiring a 23% interest in the Jellinbah mine. Work continues on the development of Grasstree.

The consortium of Anglo American, BHP Billiton and Glencore completed the acquisition of the remaining 50% of Cerrejón Zona Norte (CZN) in Colombia from Exxon Mobil Corporation in February. CZN has been operationally merged by the consortium with the adjoining Carbones del Cerrejón, to form a single complex, named Cerrejón, capable of producing 22 million tonnes of coal per annum. Production and sales forecasts for 2002 have been cut back to approximately 18 million tonnes owing to current market weakness. Carbones del Guasare in Venezuela continues to perform satisfactorily, although the current weak thermal market has necessitated cutbacks in production and sales.

Base Metals

Operating profit was $127 million, against a $12 million loss recorded for the first half of 2001. The $139 million turnaround arose primarily as a result of: operating cost reductions and volume increases ($47 million); the exceptional reversal of the 2000 impairment against Salobo following its sale ($46 million); the de-consolidation of Konkola Copper Mines (KCM) in Zambia ($42 million); the transfer of Catalão in Brazil to the Base Metals division ($12 million); and cost accounting of the investment in Anaconda Nickel in Australia ($11 million). These improvements were partially offset by lower zinc and copper prices.

Copper operations generated operating profit of $66 million (2001: $11 million, which included a $42 million loss at KCM) despite the average copper price being lower by 7% at 72 US cents/lb. In Chile, Mantos Blancos and Collahuasi benefited from good cost control and a weaker peso. Attributable copper production was 232,500 tonnes, compared with 312,700 tonnes in 2001, of which 90,500 tonnes related to KCM.

Zinc operations reduced their operating loss to $20 million (2001: $25 million loss), despite a 19% reduction in the average zinc price to 36 US cents/lb. Attributable zinc production increased from 73,500 tonnes to 98,800 tonnes with Lisheen in Ireland now operating at full capacity and higher output at Hudson Bay in Canada.

Operating profit for the nickel operations rose to $14 million (2001: $2 million) with the commencement of commercial production at Loma de Níquel in Venezuela in January of this year. Attributable production at 14,400 tonnes was 3,500 tonnes higher than the first half of 2001. The average nickel price was $2.98/lb (2001: $3.00/lb).

At Namakwa Sands in South Africa, operating profit increased to $17 million (2001: $14 million) as a result of stronger zircon sales and a weaker rand, whilst Catalão generated operating profits of $12 million broadly in line with the previous year.

The $454 million Skorpion zinc project in Namibia, the $110 million Black Mountain Deeps Project in South Africa and the $276 million 777 project at Hudson Bay all remain on schedule and on budget. The $320 million Rosario transition project to maintain production at Collahuasi was approved and development is now underway.

The final terms of the agreed withdrawal from KCM resulted in an additional provision of $34 million, over and above the $353 million provided at year end 2001, in full and final settlement of all liabilities. Base Metals disposed of its 50% interest in the Salobo project for $51 million and its 30% interest in the Kolwezi project for $3.5 million. Base Metals also reached agreement to sell its 43% interest in Tati Nickel and 18% interest in BCL in Botswana, for $76 million. Negotiations continue with Exxon Mobil Corporation on completing the acquisition of Disputada in Chile.

Industrial Minerals

Operating profit was $113 million, 51% higher than for the first six months of 2001. The performance of the Tarmac Group businesses continued to improve, with operating profit up by over 40%. This was principally due to higher prices and efficiency improvements, reflecting stronger market conditions as well as a continued focus on cost reduction. This, together with an improved performance by Copebrás in Brazil, resulted in Anglo Industrial Minerals' operating profit increase.

The first half of 2002 saw several significant developments. In January, the acquisition of Durox, a leading producer of aircrete blocks in the United Kingdom, from RMC was completed. RMC's concrete products business in France was also acquired. In May, an agreement was reached to acquire the aggregates and ready-mixed concrete assets of Mavike in Spain for $55 million. Approval has been received from the Spanish competition authorities and completion is expected later in the year. A

number of smaller acquisitions were also made in the south of England and Poland. In addition, the sale of Cleveland Potash was completed in April.

In the United Kingdom, trading conditions were stronger than in the first six months of 2001, with sales volumes up in most product areas. In particular, the asphalt business benefited from increased activity resulting from higher infrastructure investment and concrete block volumes showed a strong recovery. Prices also increased and the Aggregates Levy, introduced in April, has been passed on in full to customers. With the synergies from the acquisition of Tarmac having been fully effected, a further cost-reduction programme is underway and this is generating additional savings. Work continues on the new cement plant at Buxton and the project remains on schedule for completion in 2003.

Strong trading in Spain and France, along with a first-time contribution from the business acquired from RMC, were responsible for a 17% increase in operating profit in continental Europe. In central Europe, results remained flat, with difficult market conditions in Germany also affecting Poland and the Czech Republic.

Copebrás benefited from the continued increase in demand for phosphate fertilisers in Brazil and lower costs, although prices were impacted by weaker international market conditions. The new plant at Goiás, which will significantly increase capacity, is expected to be completed by the end of 2002.

Forest Products

The Forest Products division recorded an operating profit of $291 million, marginally higher than in the corresponding period last year. Mondi Europe's operating profit of $191 million was 6% higher, reflecting the sustained focus on cost reductions and production efficiencies, which generated savings of $27 million. Mondi South Africa maintained operating profit at $100 million.

Mondi Europe continued its expansion with the completion of two further strategic acquisitions: an additional 68.5% interest in Russian pulp and paper group Syktyvkar Forest Enterprise and, jointly with Spanish group Saica, the businesses of the French corrugated packaging group, La Rochette.

The La Rochette transaction will see Mondi retaining ownership of three integrated plants and six sheet plants and strengthen its corrugated packaging position in France and the UK. This has developed critical mass for Mondi Packaging in France.

Packaging results improved, reflecting additional output from the recently rebuilt paper machine No. 5 in Poland and synergy benefits arising from the integration of the Danisco Pack UK corrugated operations. While packaging paper prices trended lower, volumes increased. The order position in industrial packaging improved from a weak fourth quarter in 2001.

In uncoated woodfree papers, demand from the office communication sector has been firm and prices relatively stable. An expansion programme at SCP Ruzomberok was approved, which will increase capacity to 430,000 tonnes by late 2003. With Mondi Europe's acquisition of the controlling interest in Syktyvkar, Neusiedler is now the leading producer in Europe of uncoated woodfree paper.

Market conditions in newsprint deteriorated following decreased advertising expenditure.

In South Africa, some price recovery from the low levels at the beginning of 2002 contributed to earnings being maintained.

Bleached eucalyptus pulp prices averaged $418 per tonne for the period and the list price had reached $480 per tonne by June.

The South African market for both graphic papers and packaging grades was healthy. The combination of increased volumes and improved prices contributed to higher profits in rand terms. The increase was reduced on translation by the substantially weaker rand when compared with the prior year.

Ferrous Metals and Industries

The performance of the Ferrous Metals division improved significantly in comparison with the first six months of 2001, with operating profit of $66 million, an increase of $32 million. This reflected solid underlying performance and the positive impact of the acquisitions made during the first half of 2002. World crude steel production was 3.4% higher and the steel market is now generally perceived to be at the bottom of the cycle.

South African-based Scaw Metals' operating profit was $6 million higher at $21 million, including $2 million from Moly-Cop, the grinding media business of GS Industries in the United States, which was acquired in the second quarter for $105 million. Scaw's operations have a profitable mix of product, generally driven by increased domestic consumption of rolled steel and cast steel products.

Highveld Steel's operating profit improved materially to $14 million. This was mainly due to improved export prices, a strong South African steel market, the weakening of the rand against the dollar and the sale of Columbus, which made a loss last year. Vanadium prices have improved over the past six months from historically low levels of around $6 per kilogram for ferrovanadium to the current level of just over $9 per kilogram.

Samancor, in which the Group holds a 40% interest, improved on the back of higher ore and alloy sales volumes and higher alloy sales prices. Chrome operations continued to be affected by low ferrochrome prices, which averaged 25 cents/lb against 30 cents/lb a year earlier, although losses were reduced.

Good progress was made towards the strategic objective of securing a meaningful interest in the iron ore sector. An interest of 20.1% was acquired in Kumba, along with 34.9% in Avmin, of which 10.5% and 9.9%, respectively, are still subject to approval by South Africa's Competition Commission.

Boart Longyear's operating profit declined from $16 million to $10 million. The results reflect a very slow start to 2002, with a recovery in the second quarter, which should be sustained for the rest of the year.

Tongaat-Hulett's operating profit was $12 million lower at $43 million. Sugar performed satisfactorily and strong performances were recorded by African Products and Hulett Aluminium, with the latter increasing its revenue by 20% to a record first-half level of $138 million. This was achieved under difficult market conditions, with levels of international demand and margins in dollar terms being at the lowest level for many years.

The Group's 49% share of Terra's attributable operating loss of $0.7 million was lower than for the same period last year mainly owing to lower natural gas costs and higher sales volumes.

Dividend

Anglo American will pay an unchanged interim dividend of 15 US cents per share on 11 October 2002 to shareholders on the register at the close of business on 20 September 2002.

Cash flow

Cash flow from operations was $1,381 million compared with $1,506 million during the prior period. This inflow was after a $290 million increase in working capital (2001: $419 million). On an annualised basis, interest cover remains well covered by EBITDA at 15.5 times.

Acquisition expenditure accounted for an outflow of $1,869 million during the period. The principal acquisitions were Mondi Europe's additional 68.5% interest in Syktyvkar and the joint acquisition of La Rochette, Anglo Coal's participation in the purchase of the remaining 50% in Cerrejón Zona Norte, Ferrous Metals' acquisition of a 9.6% stake in Kumba, a 25% stake in Avmin and a 100% interest in Moly-Cop as well as increased stakes in Anglo Platinum and Gold Fields.

Purchases of tangible fixed assets amounted to $850 million, an increase of $78 million from 2001. The major components of expansion were in Base Metals, Anglo Platinum, and Industrial Minerals.

Tax payments were $567 million compared with $347 million in the prior year.

Balance sheet

As at 30 June 2002, shareholders' funds were $14,410 million compared with $12,856 million at 31 December 2001, due mainly to changes in exchange rates contributing $992 million and retained profit of $556 million. The increase in the value of the South African rand by 13% since 31 December had a significant impact on the Group's reserves.

Net debt was $4,216 million, an increase of $2,198 million from the prior year. The increase principally reflects the acquisitions during the period.

Net debt comprises $6,681 million of debt, offset by $2,465 million of cash and short-term investments.

Net debt to total capital at 30 June 2002 was 20.4% compared with 12.2% at 31 December 2001.

The Group's reserves include the impact of the cancellation, on 11 June 2001, of 163,212,568 ordinary shares of $0.50 each as part of the De Beers transaction.

Consolidated profit and loss account
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated(1)	Year ended 31.12.01 Restated(1)
Group and share of turnover of joint ventures and associates	2	**9,567**	9,807	19,282
Less: Joint ventures' turnover		**(499)**	(475)	(1,109)
Associates' turnover		**(2,148)**	(1,719)	(3,387)
Group turnover – subsidiaries		**6,920**	7,613	14,786
Operating costs		**(5,756)**	(6,288)	(12,638)
Group operating profit – subsidiaries		**1,164**	1,325	2,148
Share of operating profit of joint ventures		**98**	106	178
Share of operating profit of associates		**319**	263	459
Total operating profit	2	**1,581**	1,694	2,785
Profit on disposal of fixed assets	4	**29**	1,931	2,148
Loss on termination of operations	4	**(34)**	–	–
Profit on ordinary activities before interest		**1,576**	3,625	4,933
Investment income		**181**	411	799
Interest payable		**(234)**	(351)	(669)
Profit on ordinary activities before taxation		**1,523**	3,685	5,063
Tax on profit on ordinary activities	6	**(508)**	(697)	(1,394)
Profit on ordinary activities after taxation		**1,015**	2,988	3,669
Equity minority interests		**(248)**	(348)	(584)
Profit for the financial period		**767**	2,640	3,085
Equity dividends to shareholders – paid and proposed		**(211)**	(211)	(690)
Retained profit for the financial period		**556**	2,429	2,395
Headline earnings for the financial period	3	**840**	847	1,681
Basic earnings per share (US$)				
Profit for the financial period	7	**0.54**	1.72	2.09
Headline earnings for the financial period	7	**0.60**	0.55	1.14
Dividend per share (US cents)		**15.0**	15.0	49.0

(1) The profit and loss account for the six months ended 30 June 2001 and for the year ended 31 December 2001 has been restated to reflect the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax" as disclosed in note 1.

All amounts included above relate to continuing operations.

Consolidated balance sheet
as at 30 June 2002

US$ million	As at 30.06.02	As at 30.06.01 Restated[1]	As at 31.12.01 Restated[1]
Fixed assets			
Intangible assets	**2,096**	2,384	2,100
Tangible assets	**12,767**	11,447	10,770
Investments in joint ventures and associates	**5,151**	4,918	3,996
Other investments	**1,693**	1,660	1,527
	21,707	20,409	18,393
Net current assets			
Stocks	**1,469**	1,627	1,383
Debtors	**3,416**	3,323	2,835
Current asset investments	**1,234**	3,226	2,003
Cash at bank and in hand	**1,231**	964	915
	7,350	9,140	7,136
Short term borrowings	**(2,431)**	(2,658)	(2,301)
Other current liabilities	**(3,661)**	(3,615)	(3,936)
Net current assets	**1,258**	2,867	899
Total assets less current liabilities	**22,965**	23,276	19,292
Long term liabilities	**(4,250)**	(3,299)	(2,635)
Provisions for liabilities and charges	**(2,291)**	(2,649)	(2,194)
Equity minority interests	**(2,014)**	(2,085)	(1,607)
Net assets	**14,410**	15,243	12,856
Capital and reserves			
Share capital and premium	**1,943**	1,937	1,937
Reserves	**1,352**	1,352	1,352
Profit and loss account	**11,115**	11,954	9,567
Total shareholders' funds (equity)	**14,410**	15,243	12,856

[1] Restated for the adoption of FRS 19 – see note 1.

The interim financial information was approved by the board of directors on 9 September 2002.

Consolidated statement of total recognised gains and losses for the six months ended 30 June 2002

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[(1)]	Year ended 31.12.01 Restated[(1)]
Profit for the financial period	**767**	2,640	3,085
Currency translation differences on foreign currency net investments	**992**	(638)	(2,986)
Total recognised gains for the financial period	**1,759**	2,002	99
Prior year adjustment (see note 1)	**(570)**		
Total recognised gains since last annual report	**1,189**		

(1) Restated for the adoption of FRS 19 – see note 1.

Combined statement of movement in shareholders' funds and movement in reserves for the six months ended 30 June 2002

US$ million	Issued share capital	Share premium	Merger reserves	Other reserves	Profit and loss account	Total
At 1 January 2002 as previously reported	734	1,203	636	716	10,137	**13,426**
Prior year adjustment (see note 1)	–	–	–	–	(570)	**(570)**
At 1 January 2002 restated	734	1,203	636	716	9,567	**12,856**
Profit for the financial period	–	–	–	–	767	**767**
Dividends proposed	–	–	–	–	(211)	**(211)**
Shares issued	–	6	–	–	–	**6**
Currency translation differences	–	–	–	–	992	**992**
Balance at 30 June 2002	**734**	**1,209**	**636**	**716**	**11,115**	**14,410**

Consolidated cash flow statement
for the six months ended 30 June 2002

US$ million	Note	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Net cash inflow from operating activities	8	**1,381**	1,506	3,539
Expenditure relating to fundamental reorganisation		**–**	(20)	(23)
Dividends from joint ventures and associates		**115**	223	258
Returns on investments and servicing of finance				
Interest received and other financial income		**175**	144	419
Interest paid		**(141)**	(254)	(430)
Dividends received from fixed asset investments		**21**	41	74
Dividends paid to minority shareholders		**(207)**	(281)	(454)
Net cash outflow from returns on investments and servicing of finance		**(152)**	(350)	(391)
Taxes paid		**(567)**	(347)	(637)
Capital expenditure and financial investment				
Payments for fixed assets	9	**(850)**	(772)	(1,787)
Proceeds from the sale of fixed assets		**272**	199	263
Exit funding for Konkola Copper Mines (KCM)		**(95)**	–	–
Payments for other investments[1]		**(210)**	(79)	(96)
Proceeds from the sale of other investments[1]		**190**	1,019	1,174
Net cash (outflow)/inflow for capital expenditure and financial investment		**(693)**	367	(446)
Acquisitions and disposals				
Acquisition of subsidiaries		**(1,024)**	(154)	(718)
Disposal of subsidiaries		**33**	135	135
Investment in associates		**(505)**	(189)	(223)
Sale of interests in associates and joint ventures		**51**	1,148	1,527
Investment in proportionally consolidated joint arrangements		**(164)**	(51)	(51)
Investment in joint ventures		**(28)**	(22)	(76)
Net cash (outflow)/inflow from acquisitions and disposals		**(1,637)**	867	594
Equity dividends paid to Anglo American shareholders		**(517)**	(509)	(714)
Cash (outflow)/inflow before use of liquid resources and financing		**(2,070)**	1,737	2,180
Management of liquid resources[2]		**848**	(977)	(287)
Financing		**1,448**	(795)	(1,667)
Increase/(decrease) in cash in the period	10	**226**	(35)	226

(1) Disposal and acquisition of other financial assets included in fixed assets.
(2) Cash flows in respect of current asset investments.

Notes to financial information

1 Accounting policies

The financial information has been prepared in accordance with generally accepted accounting principles in the UK. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2001, except for the implementation of Financial Reporting Standard (FRS) 19, "Deferred Tax", as set out below. The financial information for the year ended 31 December 2001 has been derived from the Group's statutory accounts for that period as filed with the Registrar of Companies, restated where appropriate for the impact of FRS 19. The auditors' report on the statutory accounts for the year ended 31 December 2001 was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The interim financial information does not constitute statutory accounts as defined under section 240 of the Companies Act 1985.

With effect from 1 January 2002 the Group adopted FRS 19 "Deferred Tax". Under FRS 19 deferred taxation is provided in full on all timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, subject to the recoverability of deferred tax assets. Deferred tax assets and liabilities are not discounted.

The change in accounting policy has been accounted for by means of a prior year adjustment, and the previously published figures at 30 June 2001 and 31 December 2001 have been restated as follows:

US$ million	**30 June 2001**	31 December 2001
Profit and loss account		
Decrease in operating profit	**(1)**	(2)
Increase in tax on profit of ordinary activities	**(62)**	(145)
Decrease in equity minority interests	**25**	56
Decrease in profit for the period	**(38)**	(91)
Decrease in headline earnings	**(37)**	(89)
Balance sheet		
Increase in goodwill	**33**	32
Decrease in investments in joint ventures	**(18)**	(18)
Decrease in investments in associates	**(5)**	(4)
Increase in debtors	**27**	18
Increase in deferred tax provision	**(1,212)**	(933)
Decrease in equity minority interest	**445**	335
Decrease in shareholders' funds	**(730)**	(570)

The impact of FRS 19 was to increase the tax charge by $93 million, and decrease headline earnings by $69 million, for the six months to 30 June 2002. Shareholders' funds as previously reported at 1 January 2001 decreased by $717 million, due to the adoption of FRS 19.

The Group continues to account under the transitional arrangements for FRS 17 "Retirement Benefits". When it is clear what approach the International Accounting Standards Board is going to adopt in revising IAS 19 "Employee Benefits" and the extent to which FRS 17 may change as a result, the board will decide when to adopt the standard in full.

2 Segmental information

US$ million	Turnover			Operating profit[1]			Net operating assets[2]		
	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated[3]	Year ended 31.12.01 Restated[3]
By business segment									
Platinum	**912**	1,272	2,218	**389**	754	1,345	**2,623**	1,587	1,847
Gold	**779**	1,019	2,028	**197**	200	443	**2,018**	2,461	2,086
Diamonds	**1,503**	1,010	2,055	**242**	212	373	**–**	–	–
Coal	**826**	703	1,572	**232**	183	493	**1,680**	1,486	1,373
Base Metals	**663**	792	1,530	**127**	(12)	(510)	**1,939**	2,239	1,977
Industrial Minerals	**1,361**	1,232	2,527	**113**	75	201	**3,532**	3,276	3,246
Forest Products	**2,189**	2,119	4,169	**291**	288	520	**3,474**	2,971	2,732
Ferrous Metals	**517**	654	1,285	**66**	34	77	**361**	377	220
Industries	**817**	1,006	1,898	**52**	64	114	**1,006**	1,269	884
Financial Services	**–**	–	–	**–**	4	2	**–**	–	–
Exploration	**–**	–	–	**(40)**	(38)	(101)	**–**	–	–
Corporate Activities	**–**	–	–	**(88)**	(70)	(172)	**440**	424	379
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744
By geographical segment (by origin)									
South Africa	**3,285**	4,117	8,140	**864**	1,142	2,269	**6,213**	6,387	5,393
Rest of Africa	**1,400**	949	1,959	**262**	130	(121)	**356**	376	225
Europe	**3,149**	2,876	5,773	**210**	214	371	**6,388**	5,658	5,601
North America	**496**	562	1,067	**(18)**	1	(40)	**998**	801	796
South America	**672**	621	1,223	**189**	112	177	**1,380**	1,457	1,362
Australia and Asia	**565**	682	1,120	**74**	95	129	**1,738**	1,411	1,367
	9,567	9,807	19,282	**1,581**	1,694	2,785	**17,073**	16,090	14,744

(1) Operating profit is stated after deducting the following operating exceptional items as disclosed in note 4:

US$ million	**6 months ended 30.6.02**	6 months ended 30.6.01 Restated[3]	Year ended 31.12.01 Restated[3]
Operating profit before operating exceptional items	**1,565**	1,694	3,298
Group subsidiaries			
Base Metals	**46**	–	(473)
Corporate Activities	**(30)**	–	(25)
Joint ventures – Base Metals	**–**	–	(15)
Operating profit after operating exceptional items	**1,581**	1,694	2,785

(2) Net operating assets consist of tangible and intangible assets (excluding investments in joint ventures and associates), stocks and operating debtors less non-interest bearing current liabilities.

(3) Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

3 Profit for the period

The table below analyses the contribution of each division to the Group's headline earnings.

Six months ended 30 June 2002

US$ million	Profit before interest	Net investment income	Tax	Equity minority interests	Profit for the financial period
Platinum	**396**	9	(143)	(104)	**158**
Gold	**215**	62	(80)	(97)	**100**
Diamonds	**256**	(25)	(62)	(3)	**166**
Coal	**237**	(29)	(66)	–	**142**
Base Metals	**82**	(22)	(22)	(1)	**37**
Industrial Minerals	**135**	2	(42)	(6)	**89**
Forest Products	**297**	(36)	(76)	(32)	**153**
Ferrous Metals	**67**	–	(20)	(6)	**41**
Industries	**53**	(22)	(8)	(14)	**9**
Exploration (see note 5)	**(41)**	–	–	9	**(32)**
Corporate Activities	**(50)**	8	19	–	**(23)**
Headline earnings for the financial period (see note 7)	**1,647**	(53)	(500)	(254)	**840**
Headline earnings adjustment (see note 7)	**(71)**	–	(8)	6	**(73)**
Profit for the financial period	**1,576**	(53)	(508)	(248)	**767**

3 **Profit for the period** continued

Six months ended 30 June 2001 [1]

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial period**
Platinum	**764**	24	(272)	(255)	**261**
Gold	**226**	(31)	(43)	(73)	**79**
Diamonds	**212**	5	(74)	–	**143**
Coal	**187**	7	(46)	–	**148**
Base Metals	**(11)**	(33)	(24)	38	**(30)**
Industrial Minerals	**99**	(4)	(21)	(5)	**69**
Forest Products	**296**	(42)	(71)	(35)	**148**
Ferrous Metals	**36**	(10)	(11)	–	**15**
Industries	**65**	(21)	(9)	(18)	**17**
Exploration (see note 5)	**(38)**	–	–	11	**(27)**
Corporate Activities	**(56)**	6	9	–	**(41)**
De Beers investments[2]	**3**	159	(51)	(46)	**65**
Headline earnings for the financial period (see note 7)	**1,783**	60	(613)	(383)	**847**
Headline earnings adjustment (see note 7)	**1,842**	–	(84)	35	**1,793**
Profit for the financial period	**3,625**	60	(697)	(348)	**2,640**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

3 **Profit for the period** continued

Year ended 31 December 2001 [1]

US$ million	**Profit before interest**	Net investment income	Tax	Equity minority interests	**Profit for the financial year**
Platinum	**1,361**	37	(482)	(438)	**478**
Gold	**473**	(47)	(116)	(148)	**162**
Diamonds	**407**	(35)	(136)	(2)	**234**
Coal	**501**	53	(167)	–	**387**
Base Metals	**(21)**	(19)	(39)	61	**(18)**
Industrial Minerals	**243**	–	(69)	(14)	**160**
Forest Products	**533**	(78)	(123)	(60)	**272**
Ferrous Metals	**78**	(9)	(21)	–	**48**
Industries	**115**	(25)	(12)	(40)	**38**
Financial Services	**2**	1	(3)	–	**–**
Exploration (see note 5)	**(101)**	(1)	–	17	**(85)**
Corporate Activities	**(126)**	94	(28)	–	**(60)**
De Beers investments[2]	**–**	159	(51)	(43)	**65**
Headline earnings for the financial year (see note 7)	**3,465**	130	(1,247)	(667)	**1,681**
Headline earnings adjustment (see note 7)	**1,468**	–	(147)	83	**1,404**
Profit for the financial year	**4,933**	130	(1,394)	(584)	**3,085**

[1] Restated for the adoption of FRS 19 "Deferred Tax" – see note 1.

[2] Represents De Beers' share of Anglo American plc earnings for the five months to 31 May 2001.

4 Exceptional items

Operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA – reversal of previous impairment	**46**	–	–
Write-off in respect of ZCI/KCM copper mine	**–**	–	(353)
Write-down of investments	**(30)**	–	–
Other impairments or write-downs of assets and feasibility study costs	**–**	–	(160)
Total operating exceptional items	**16**	–	(513)
Minority interests	**–**	–	11
	16	–	(502)

Non-operating exceptional items

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Disposal of Salobo Metais SA	**5**	–	–
Gain arising from the exchange of the 32.2% interest in De Beers Group for the 45% interest in DB Investments	**–**	1,089	1,089
Gain arising from the exchange of the 15.3% in FirstRand Limited for interests in Gold Fields Limited (11.3%) and Billiton Plc (7.1%)	**–**	637	637
Partial disposal of interest in South African Breweries plc	**–**	82	95
Further disposal of interest in FirstRand Limited	**7**	46	68
Partial disposal of interest in Standard Bank Investment Corporation	**–**	40	44
Disposal of interest in Billiton Plc	**–**	36	36
Partial disposal of Columbus Stainless	**–**	(123)	(120)
Disposal of Elandsrand and Deelkraal gold mines	**–**	(8)	(8)
Disposal of interest in Aracruz Celulose SA	**–**	–	114
Disposal of other non-core assets	**(2)**	–	(36)
Partial disposal of interest in Li & Fung Limited	**–**	–	4
Share of associates' exceptional items	**19**	132	225
Profit on disposal of fixed assets	**29**	1,931	2,148
KCM exit costs	**(34)**	–	–
Total non-operating exceptional items	**(5)**	1,931	2,148
Taxation	**(8)**	(84)	(147)
Minority interests	**2**	28	53
	(11)	1,875	2,054
Total exceptional items (net of tax and minority interests)	**5**	1,875	1,552

5 Exploration expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**7**	2	13
Gold	**13**	12	25
Base Metals	**18**	19	59
Other	**3**	5	4
	41	38	101

6 Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
United Kingdom corporation tax at 30%	**–**	–	4
South Africa corporation tax at 30%	**219**	294	665
Other overseas taxation	**106**	106	230
Share of joint ventures' taxation	**11**	7	12
Share of associates' taxation	**79**	140	211
Deferred taxation	**85**	66	125
Tax on exceptional items	**8**	84	147
	508	697	1,394

The impact of the adoption of FRS 19 on the restated tax charge for the 6 months ended 30 June 2001 and for the year ended 31 December 2001 is disclosed in note 1.

7 Earnings per share

	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Weighted average number of ordinary shares in issue (million)	**1,410**	1,536	1,474
Basic earnings per share (US$):			
Profit for the financial period	**0.54**	1.72	2.09
Headline earnings for the financial period	**0.60**	0.55	1.14

The decrease in the weighted average number of ordinary shares is due to the cancellation in June 2001 of 163.2 million ordinary shares previously held by the De Beers Group.

Basic earnings per share are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The average number of shares in issue excludes the shares held by the employee benefit trust.

Basic earnings per share for the six months ended 30 June 2001 and for the year ended 31 December 2001 are restated for the impact of FRS 19, as disclosed in note 1.

Earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's past performance. Headline earnings per share are calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") Statement of Investment Practice No. 1, "The Definition of IIMR Headline Earnings".

7 Earnings per share continued

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.02	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Profit for the financial period	**767**	2,640	3,085	**0.54**	1.72	2.09
Operating exceptional items	**(16)**	–	513	**(0.01)**	–	0.35
Non-operating exceptional items	**5**	(1,931)	(2,148)	**–**	(1.25)	(1.45)
Related tax and minority interests	**6**	56	83	**0.01**	0.03	0.05
Profit before exceptional items	**762**	765	1,533	**0.54**	0.50	1.04
Amortisation of goodwill	**82**	89	167	**0.06**	0.06	0.11
Related minority interests	**(4)**	(7)	(19)	**–**	(0.01)	(0.01)
Headline earnings for the financial period	**840**	847	1,681	**0.60**	0.55	1.14

8 Reconciliation of Group operating profit to net cash flow from operating activities

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01 Restated	Year ended 31.12.01 Restated
Group operating profit – subsidiaries	**1,164**	1,325	2,148
Depreciation and amortisation charges	**501**	518	1,010
(Increase)/decrease in stocks	**(12)**	21	1
Increase in debtors	**(299)**	(302)	(274)
Increase/(decrease) in creditors	**21**	(138)	135
Other items	**6**	82	519
Net cash inflow from operating activities	**1,381**	1,506	3,539

9 Capital expenditure

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Platinum	**229**	126	391
Gold	**107**	119	243
Coal	**41**	31	93
Base Metals	**146**	196	446
Industrial Minerals	**159**	101	205
Forest Products	**132**	150	283
Ferrous Metals	**8**	16	28
Industries	**25**	31	65
Other	**3**	2	33
	850	772	1,787

10 Reconciliation of net cash flow to movement in net debt

US$ million	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
(Increase)/decrease in cash in the period	**226**	(35)	226
Cash (inflow)/outflow from debt financing	**(1,593)**	824	1,550
Cash (inflow)/outflow from management of liquid resources	**(848)**	977	287
Change in net debt arising from cash flows	**(2,215)**	1,766	2,063
Net debt of subsidiary now cost accounted	**148**	–	–
Loans and current asset investments acquired with subsidiaries	**(72)**	(42)	(52)
Loans and current asset investments disposed of with subsidiaries	**1**	11	11
Currency translation differences	**(60)**	88	(450)
Movement in net debt	**(2,198)**	1,823	1,572
Net debt at start of the period	**(2,018)**	(3,590)	(3,590)
Net debt at end of the period	**(4,216)**	(1,767)	(2,018)

11 Movement in net debt

US$ million	As at 31.12.01	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Exchange and other adjustments [1]	**As at 30.06.02**
Cash at bank and in hand[2]	857	226	–	–	128	**1,211**
Debt due after one year	(2,635)	(1,592)	(62)	–	39	**(4,250)**
Debt due within one year	(2,243)	(1)	(17)	1	(151)	**(2,411)**
	(4,878)	(1,593)	(79)	1	(112)	**(6,661)**
Current asset investments	2,003	(848)	7	–	72	**1,234**
	(2,018)	(2,215)	(72)	1	88	**(4,216)**

(1) Other adjustments include an adjustment of $148 million to debt after one year, in respect of KCM which is now a cost accounted investment.

(2) Net of bank overdrafts.

Independent review report to Anglo American plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated statement of total recognised gains and losses, combined statement of movement in shareholders' funds and movement in reserves, consolidated cash flow statement and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London
United Kingdom

9 September 2002

Notice of interim dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2002 will be payable as follows:

Amount (United States currency)	15 US cents per ordinary share (see notes below)
Currency conversion date	Thursday 5 September 2002
Last day to trade on the JSE Securities Exchange	Friday 13 September 2002
Ex-dividend on JSE Securities Exchange from the commencement of trading on	Monday 16 September 2002
Ex-dividend on the LSE from the commencement of trading on	Wednesday 18 September 2002
Record date on the United Kingdom and South African registers	Friday 20 September 2002
Last date for receipt of Dividend Reinvestment Plan Mandate Forms by Computershare or Central Securities Depository Participants in South Africa	Friday 20 September 2002
Dividend warrants posted	Thursday 10 October 2002
Payment date of dividend	Friday 11 October 2002

Notes:

1 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those shareholders with an address in European countries which have adopted the Euro will be paid in that currency. Such shareholders may, however, elect to be paid in US dollars, provided all such elections are received by the United Kingdom Registrar by 20 September 2002. Shareholders with addresses elsewhere (except South Africa) will be paid in United States dollars. The equivalent of the dividend in sterling will be 9.5460 pence per ordinary share based on an exchange rate of $1=£0.63640. The equivalent in euros will be 15.0345 euro cents per ordinary share based on an exchange rate of $1 = € 1.0023

2 Shareholders on the South African branch registrar will be paid in South African rand, at R1.60275 per ordinary share based on an exchange rate of $1 = R 10.68500

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be affected by CSDPs during the period 16 to 20 September 2002 (both days inclusive)

4 Copies of the Terms and Conditions of the Dividend Reinvestment Plan are available from the Company's Registrar or the Registrar's Agent.

Production statistics

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 31.12.01
Anglo Platinum (troy ounces)			
Platinum	**1,064,500**	1,018,900	2,145,900
Palladium	**526,000**	487,500	1,075,900
Rhodium	**84,300**	95,900	204,100
Nickel (tonnes)	**9,400**	9,200	19,500
AngloGold (gold in troy ounces)			
South Africa	**1,687,000**	2,358,000	4,669,700
Rest of Africa	**251,000**	406,000	867,800
North and South America	**415,000**	468,000	937,000
Australia and Asia	**450,000**	250,000	508,600
	2,803,000	3,482,000	6,983,100
Anglo Coal (tonnes)			
South Africa			
Eskom	**13,442,000**	14,490,000	28,250,000
Trade	**9,467,000**	9,731,000	19,182,000
Australia	**12,198,000**	10,474,000	24,282,000
South America	**3,297,000**	2,723,000	5,829,000
	38,404,000	37,418,000	77,543,000
Anglo Industrial Minerals (tonnes)			
Aggregates	**30,522,000**	33,535,000	64,112,000
Lime products	**439,000**	478,000	926,000
Concrete (m^3)	**3,289,900**	3,225,000	6,627,400
Potash	**–**	461,000	882,000
Sodium tripolyphosphate	**48,900**	47,000	91,500
Phosphates	**322,400**	332,900	820,500
Anglo Forest Products (tonnes)			
South Africa			
Pulp	**163,300**	176,000	290,400
Graphic papers	**264,300**	267,700	509,800
Packaging papers	**299,500**	273,000	527,600
Corrugated board (000 m^2)	**147,200**	123,600	275,000
Lumber (m^2)	**60,900**	69,000	137,000
Wood chips	**813,200**	693,200	1,284,300
Mining timber	**67,600**	66,000	131,800
Europe			
Pulp	**92,700**	92,600	187,800
Graphic papers	**630,970**	561,400	1,142,800
Packaging papers	**769,200**	588,300	1,202,000
Corrugated board (000 m^2)	**447,500**	349,600	780,200
Paper sacks (000 units)	**1,461,600**	1,354,300	2,620,100
Brazil			
Pulp	**–**	72,500	110,000

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Production statistics continued

	6 months ended 30.06.02	6 months ended 30.06.01	Year ended 13.12.01
Anglo Base Metals			
Copper (tonnes)			
Collahuasi	**95,900**	93,000	199,200
Mantos Blancos	**78,600**	76,300	156,800
Hudson Bay	**42,700**	36,000	79,600
KCM	**–**	90,500	196,800
Other	**15,300**	16,900	33,100
	232,500	312,700	665,500
Nickel (tonnes)			
Loma de Níquel	**7,500**	3,600	9,700
Codemin	**2,900**	3,100	5,800
Tati	**1,500**	1,900	3,500
Other	**2,500**	2,300	8,600
	14,400	10,900	27,600
Zinc (tonnes)			
Hudson Bay	**47,400**	33,000	88,400
Black Mountain	**13,500**	13,200	24,300
Lisheen	**37,900**	27,300	52,900
	98,800	73,500	165,600
Lead (tonnes)			
Black Mountain	**20,000**	24,200	45,800
Lisheen	**5,400**	5,400	8,500
	25,400	29,600	54,300
Mineral sands (tonnes)			
Chloride slag	**53,600**	49,600	104,600
Sulphate slag	**15,500**	12,800	28,200
Pig iron	**43,900**	45,300	84,400
Zircon	**58,000**	54,000	114,100
Rutile	**13,600**	12,500	27,100
Niobium (tonnes)			
Catalão	**1,700**	-	-
Anglo Ferrous Metals (tonnes)			
Chrome ore	**485,000**	535,600	1,012,000
Vanadium slag	**36,700**	35,000	73,700
Chrome alloys	**145,200**	154,800	289,000
Manganese ore (mtu m)	**31**	39	62
Manganese alloys	**85,500**	122,000	280,000
Steel	**461,200**	554,000	1,419,000
Niobium	**–**	1,700	3,400

The figures above include entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Exchange rate and commodity prices

US dollar exchange rates Average spot prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
South African rand	**10.99**	7.93	8.62
Sterling	**0.69**	0.69	0.69
Euro	**1.11**	1.11	1.12
Australian dollar	**1.89**	1.92	1.93
Period end spot prices			
South African rand	**10.37**	8.05	11.96
Sterling	**0.65**	0.71	0.69
Euro	**1.01**	1.18	1.12
Australian dollar	**1.77**	1.95	1.96

Commodity prices Average market prices for the period	**6 months ended 30.06.02**	6 months ended 30.06.01	Year ended 31.12.01
Gold – US$/oz	**302**	266	271
Platinum – US$/oz	**515**	599	526
Palladium – US$/oz	**370**	794	582
Rhodium – US$/oz	**952**	1,994	1,610
Copper – US cents/lb	**72**	78	72
Nickel – US cents/lb	**298**	300	270
Zinc – US cents/lb	**36**	44	40
Lead – US cents/lb	**22**	22	22
European eucalyptus pulp price (CIF) – US$/tonne	**427**	537	490

ANGLO AMERICAN

News Release

9 September 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr David Challen has joined its Board with immediate effect.

Mr Challen (59), is Vice-Chairman of Schroder Salomon Smith Barney. He played a major part in the growth of Schroders' corporate finance advisory business and in the successful merger with Salomon Smith Barney. Previously, he was Chairman of J. Henry Schroder & Co Limited where he spent most of his professional career.

David Challen has extensive international experience in the financial sector and securities markets and has been responsible for advising boards of many major companies, both British and foreign, on capital raising, mergers and acquisitions and general financial matters.

Mr Challen is a member of the Takeover Panel and the Financial Reporting Council.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming David to the Board. His extensive knowledge and experience, together with his advisory expertise will be a valuable asset to Anglo American in the future."

Mr Challen has also been appointed a member of the Remuneration and Audit Committees. The current constitution of those and the other committees of the board is attached.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 (0)20 7698 8547

Michael Spicer
Tel: +44 (0)20 7698 8863

Johannesburg:
Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

COMMITTEES OF THE BOARD

EXECUTIVE COMMITTEE
A J Trahar (Chairman)
B E Davison
R J King
A W Lea
W A Nairn

AUDIT COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana
Prof. K A L M Van Miert

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
J Ogilvie Thompson
AJ Trahar

NOMINATION COMMITTEE
J Ogilvie Thompson (Chairman)
R J Margetts
Sir Mark Moody-Stuart
Sir David Scholey
N F Oppenheimer

ANGLO AMERICAN

News Release

9 September 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr David Challen has joined its Board with immediate effect.

Mr Challen (59), is Vice-Chairman of Schroder Salomon Smith Barney. He played a major part in the growth of Schroders' corporate finance advisory business and in the successful merger with Salomon Smith Barney. Previously, he was Chairman of J. Henry Schroder & Co Limited where he spent most of his professional career.

David Challen has extensive international experience in the financial sector and securities markets and has been responsible for advising boards of many major companies, both British and foreign, on capital raising, mergers and acquisitions and general financial matters.

Mr Challen is a member of the Takeover Panel and the Financial Reporting Council.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming David to the Board. His extensive knowledge and experience, together with his advisory expertise will be a valuable asset to Anglo American in the future."

Mr Challen has also been appointed a member of the Remuneration and Audit Committees. The current constitution of those and the other committees of the board is attached.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 (0)20 7698 8547

Michael Spicer
Tel: +44 (0)20 7698 8863

Johannesburg:
Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

COMMITTEES OF THE BOARD

EXECUTIVE COMMITTEE
A J Trahar (Chairman)
B E Davison
R J King
A W Lea
W A Nairn

AUDIT COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana
Prof. K A L M Van Miert

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
J Ogilvie Thompson
AJ Trahar

NOMINATION COMMITTEE
J Ogilvie Thompson (Chairman)
R J Margetts
Sir Mark Moody-Stuart
Sir David Scholey
N F Oppenheimer

ANGLO AMERICAN

News Release

9 September 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr David Challen has joined its Board with immediate effect.

Mr Challen (59), is Vice-Chairman of Schroder Salomon Smith Barney. He played a major part in the growth of Schroders' corporate finance advisory business and in the successful merger with Salomon Smith Barney. Previously, he was Chairman of J. Henry Schroder & Co Limited where he spent most of his professional career.

David Challen has extensive international experience in the financial sector and securities markets and has been responsible for advising boards of many major companies, both British and foreign, on capital raising, mergers and acquisitions and general financial matters.

Mr Challen is a member of the Takeover Panel and the Financial Reporting Council.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming David to the Board. His extensive knowledge and experience, together with his advisory expertise will be a valuable asset to Anglo American in the future."

Mr Challen has also been appointed a member of the Remuneration and Audit Committees. The current constitution of those and the other committees of the board is attached.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 (0)20 7698 8547

Michael Spicer
Tel: +44 (0)20 7698 8863

Johannesburg:
Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

<u>COMMITTEES OF THE BOARD</u>

EXECUTIVE COMMITTEE
A J Trahar (Chairman)
B E Davison
R J King
A W Lea
W A Nairn

AUDIT COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana
Prof. K A L M Van Miert

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
J Ogilvie Thompson
AJ Trahar

NOMINATION COMMITTEE
J Ogilvie Thompson (Chairman)
R J Margetts
Sir Mark Moody-Stuart
Sir David Scholey
N F Oppenheimer

ANGLO AMERICAN

News Release

9 September 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr David Challen has joined its Board with immediate effect.

Mr Challen (59), is Vice-Chairman of Schroder Salomon Smith Barney. He played a major part in the growth of Schroders' corporate finance advisory business and in the successful merger with Salomon Smith Barney. Previously, he was Chairman of J. Henry Schroder & Co Limited where he spent most of his professional career.

David Challen has extensive international experience in the financial sector and securities markets and has been responsible for advising boards of many major companies, both British and foreign, on capital raising, mergers and acquisitions and general financial matters.

Mr Challen is a member of the Takeover Panel and the Financial Reporting Council.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming David to the Board. His extensive knowledge and experience, together with his advisory expertise will be a valuable asset to Anglo American in the future."

Mr Challen has also been appointed a member of the Remuneration and Audit Committees. The current constitution of those and the other committees of the board is attached.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 (0)20 7698 8547

Michael Spicer
Tel: +44 (0)20 7698 8863

Johannesburg:
Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

<u>**COMMITTEES OF THE BOARD**</u>

EXECUTIVE COMMITTEE
A J Trahar (Chairman)
B E Davison
R J King
A W Lea
W A Nairn

AUDIT COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana
Prof. K A L M Van Miert

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
J Ogilvie Thompson
AJ Trahar

NOMINATION COMMITTEE
J Ogilvie Thompson (Chairman)
R J Margetts
Sir Mark Moody-Stuart
Sir David Scholey
N F Oppenheimer

ANGLO AMERICAN

News Release

9 September 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr David Challen has joined its Board with immediate effect.

Mr Challen (59), is Vice-Chairman of Schroder Salomon Smith Barney. He played a major part in the growth of Schroders' corporate finance advisory business and in the successful merger with Salomon Smith Barney. Previously, he was Chairman of J. Henry Schroder & Co Limited where he spent most of his professional career.

David Challen has extensive international experience in the financial sector and securities markets and has been responsible for advising boards of many major companies, both British and foreign, on capital raising, mergers and acquisitions and general financial matters.

Mr Challen is a member of the Takeover Panel and the Financial Reporting Council.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming David to the Board. His extensive knowledge and experience, together with his advisory expertise will be a valuable asset to Anglo American in the future."

Mr Challen has also been appointed a member of the Remuneration and Audit Committees. The current constitution of those and the other committees of the board is attached.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 (0)20 7698 8547

Michael Spicer
Tel: +44 (0)20 7698 8863

Johannesburg:
Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

COMMITTEES OF THE BOARD

EXECUTIVE COMMITTEE
A J Trahar (Chairman)
B E Davison
R J King
A W Lea
W A Nairn

AUDIT COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana
Prof. K A L M Van Miert

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
J Ogilvie Thompson
AJ Trahar

NOMINATION COMMITTEE
J Ogilvie Thompson (Chairman)
R J Margetts
Sir Mark Moody-Stuart
Sir David Scholey
N F Oppenheimer

ANGLO AMERICAN

Zimele
INDEPENDENCE THROUGH ENTERPRISE
An Anglo American Initiative

News Release

30 August 2002

IMMEDIATE RELEASE

Anglo Coal sells KwaZulu-Natal reserves to empowerment venture

Anglo Coal, international coal producer and a division of Anglo American plc, has announced the sale of its KwaZulu-Natal coal reserves – comprising an estimated 104 million saleable tons – to Leeuw Mining and Exploration (Pty) Ltd (LME), a black empowerment company.

JPI Leeuw and Associates, also a black empowerment company in the property development sector, holds an 80% stake in LME while the management of LME hold 10%. Zimele, Anglo American's business development and empowerment unit, takes a minority investment of 10%. LME benefits from the technical assistance of ATD (the technical services division of Anglo American) and Hatch Africa, an engineering consulting firm. An independent management consultancy, PricewaterhouseCoopers Corporate Finance (Pty) Ltd, and Zimele have overseen the financial and commercial aspects of the new venture.

Commenting on the transaction, Anglo Coal chairman and CEO Tony Redman says, "The sale of our KwaZulu-Natal reserves to LME is a significant step for both the coal industry and the mining sector as a whole."

Willy Leeuw, managing director of LME, responds, "It is tremendously exciting for LME as a small-scale mining firm to benefit from the support of an international coal producer such as Anglo Coal as well as the guidance and skills transfer from Zimele and our technical partners."

More.../

"In accordance with the principles of Sustainable Development," adds Leeuw, "the venture is sensitive to the environmental issues associated with mining. LME will ensure that all mining efforts will comply with national protocols in this regard. Further to this, LME has a social responsibility programme directed at the neighbouring communities."

Initial mining and development is currently planned to commence in the last quarter of 2002. Vaalkrantz, an anthracite reserve and part of the Vryheid coalfields, will be mined for its good quality anthracite, while the bituminous coal reserve, Braakfontein (Klip River coalfield), shows potential as a multi-product, opencast and underground mine.

The potential of the other reserves sold to LME, notably in the Vryheid, Utrecht and Newcastle areas, are currently being assessed.

ENDS

Photograph attached: *From left, Mrs Lepule Leboela (chairman of Leeuw Mining and Exploration) Anglo Coal's chief operating officer for SA Operations John Wallington, Willy Leeuw (managing director of Leeuw Mining and Exploration), Ken Bell, Anglo Coal's senior vice president for technical services, and Nick van Rensburg, managing director of Zimele*

Media queries:

Anglo Coal
Marion Dixon
Tel: 011 638 3001
Cell: 082 775 5520
Email: madixon@angloamerican.co.za

Zimele
Samantha Hunt
Tel: 011 849 7699
Cell: 082 452 2566
Email: frog_comm@iafrica.com

Note to editors

Anglo American Group companies have been at the forefront of measures to promote black economic empowerment (BEE) and have spent some R10 billion in empowerment transactions and more than R3 billion on procurement from black-owned business and black business development.

Zimele was launched by Anglo American in 1989, as the then Small Business Initiative, to facilitate economic empowerment in South Africa through investing in existing enterprises or the establishment of new enterprises that are commercially viable and sustainable. Zimele, derived from Zulu and Xhosa, means 'to be independent'.

The fund has been successful in integrating small businesses into the mainstream economy and, by the end of 2001, more than 70 small businesses had been created. *Zimele is currently invested in 19 companies. Its investment in LME brings this figure to* 20. In 2001 the businesses had a combined turnover of R145 million and 1,234 employees.

Recent black empowerment initiatives by Anglo Coal:

In February 2001, **Eyesizwe Coal** celebrated the conclusion of an empowerment transaction facilitated by Anglo Coal and Billiton Coal, for a consideration of R360 million, creating the fourth largest coal producer in South Africa.

Earlier this week Anglo Coal announced that **three Vryheid local community groups acquired Anglo Coal Coronation Colliery land**. Sustainable development is the cornerstone of this deal in which the local communities took ownership of land previously owned by Anglo Coal's Vryheid Coronation Colliery (VCC) in KwaZulu-Natal. At a signing ceremony, the Zamokuhle Residents Association Trust, the Vrede Community Trust and the Mthethwa Tribal Authority Trust acquired more than 2000 hectares on three farms.

ANGLO AMERICAN

Zimele
INDEPENDENCE THROUGH ENTERPRISE
An Anglo American Initiative

News Release

30 August 2002

IMMEDIATE RELEASE

Anglo Coal sells KwaZulu-Natal reserves to empowerment venture

Anglo Coal, international coal producer and a division of Anglo American plc, has announced the sale of its KwaZulu-Natal coal reserves – comprising an estimated 104 million saleable tons – to Leeuw Mining and Exploration (Pty) Ltd (LME), a black empowerment company.

JPI Leeuw and Associates, also a black empowerment company in the property development sector, holds an 80% stake in LME while the management of LME hold 10%. Zimele, Anglo American's business development and empowerment unit, takes a minority investment of 10%. LME benefits from the technical assistance of ATD (the technical services division of Anglo American) and Hatch Africa, an engineering consulting firm. An independent management consultancy, PricewaterhouseCoopers Corporate Finance (Pty) Ltd, and Zimele have overseen the financial and commercial aspects of the new venture.

Commenting on the transaction, Anglo Coal chairman and CEO Tony Redman says, "The sale of our KwaZulu-Natal reserves to LME is a significant step for both the coal industry and the mining sector as a whole."

Willy Leeuw, managing director of LME, responds, "It is tremendously exciting for LME as a small-scale mining firm to benefit from the support of an international coal producer such as Anglo Coal as well as the guidance and skills transfer from Zimele and our technical partners."

More.../

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

"In accordance with the principles of Sustainable Development," adds Leeuw, "the venture is sensitive to the environmental issues associated with mining. LME will ensure that all mining efforts will comply with national protocols in this regard. Further to this, LME has a social responsibility programme directed at the neighbouring communities."

Initial mining and development is currently planned to commence in the last quarter of 2002. Vaalkrantz, an anthracite reserve and part of the Vryheid coalfields, will be mined for its good quality anthracite, while the bituminous coal reserve, Braakfontein (Klip River coalfield), shows potential as a multi-product, opencast and underground mine.

The potential of the other reserves sold to LME, notably in the Vryheid, Utrecht and Newcastle areas, are currently being assessed.

ENDS

Photograph attached: *From left, Mrs Lepule Leboela (chairman of Leeuw Mining and Exploration) Anglo Coal's chief operating officer for SA Operations John Wallington, Willy Leeuw (managing director of Leeuw Mining and Exploration), Ken Bell, Anglo Coal's senior vice president for technical services, and Nick van Rensburg, managing director of Zimele*

Media queries:

Anglo Coal
Marion Dixon
Tel: 011 638 3001
Cell: 082 775 5520
Email: madixon@angloamerican.co.za

Zimele
Samantha Hunt
Tel: 011 849 7699
Cell: 082 452 2566
Email: frog_comm@iafrica.com

Note to editors

Anglo American Group companies have been at the forefront of measures to promote black economic empowerment (BEE) and have spent some R10 billion in empowerment transactions and more than R3 billion on procurement from black-owned business and black business development.

Zimele was launched by Anglo American in 1989, as the then Small Business Initiative, to facilitate economic empowerment in South Africa through investing in existing enterprises or the establishment of new enterprises that are commercially viable and sustainable. Zimele, derived from Zulu and Xhosa, means 'to be independent'.

The fund has been successful in integrating small businesses into the mainstream economy and, by the end of 2001, more than 70 small businesses had been created. Zimele is currently invested in 19 companies. Its investment in LME brings this figure to 20. In 2001 the businesses had a combined turnover of R145 million and 1,234 employees.

Recent black empowerment initiatives by Anglo Coal:

In February 2001, **Eyesizwe Coal** celebrated the conclusion of an empowerment transaction facilitated by Anglo Coal and Billiton Coal, for a consideration of R360 million, creating the fourth largest coal producer in South Africa.

Earlier this week Anglo Coal announced that **three Vryheid local community groups acquired Anglo Coal Coronation Colliery land**. Sustainable development is the cornerstone of this deal in which the local communities took ownership of land previously owned by Anglo Coal's Vryheid Coronation Colliery (VCC) in KwaZulu-Natal. At a signing ceremony, the Zamokuhle Residents Association Trust, the Vrede Community Trust and the Mthethwa Tribal Authority Trust acquired more than 2000 hectares on three farms.

ANGLO AMERICAN

Zimele

INDEPENDENCE THROUGH ENTERPRISE

An Anglo American Initiative

News Release

30 August 2002

IMMEDIATE RELEASE

Anglo Coal sells KwaZulu-Natal reserves to empowerment venture

Anglo Coal, international coal producer and a division of Anglo American plc, has announced the sale of its KwaZulu-Natal coal reserves – comprising an estimated 104 million saleable tons – to Leeuw Mining and Exploration (Pty) Ltd (LME), a black empowerment company.

JPI Leeuw and Associates, also a black empowerment company in the property development sector, holds an 80% stake in LME while the management of LME hold 10%. Zimele, Anglo American's business development and empowerment unit, takes a minority investment of 10%. LME benefits from the technical assistance of ATD (the technical services division of Anglo American) and Hatch Africa, an engineering consulting firm. An independent management consultancy, PricewaterhouseCoopers Corporate Finance (Pty) Ltd, and Zimele have overseen the financial and commercial aspects of the new venture.

Commenting on the transaction, Anglo Coal chairman and CEO Tony Redman says, "The sale of our KwaZulu-Natal reserves to LME is a significant step for both the coal industry and the mining sector as a whole."

Willy Leeuw, managing director of LME, responds, "It is tremendously exciting for LME as a small-scale mining firm to benefit from the support of an international coal producer such as Anglo Coal as well as the guidance and skills transfer from Zimele and our technical partners."

More.../

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

"In accordance with the principles of Sustainable Development," adds Leeuw, "the venture is sensitive to the environmental issues associated with mining. LME will ensure that all mining efforts will comply with national protocols in this regard. Further to this, LME has a social responsibility programme directed at the neighbouring communities."

Initial mining and development is currently planned to commence in the last quarter of 2002. Vaalkrantz, an anthracite reserve and part of the Vryheid coalfields, will be mined for its good quality anthracite, while the bituminous coal reserve, Braakfontein (Klip River coalfield), shows potential as a multi-product, opencast and underground mine.

The potential of the other reserves sold to LME, notably in the Vryheid, Utrecht and Newcastle areas, are currently being assessed.

ENDS

Photograph attached: *From left, Mrs Lepule Leboela (chairman of Leeuw Mining and Exploration) Anglo Coal's chief operating officer for SA Operations John Wallington, Willy Leeuw (managing director of Leeuw Mining and Exploration), Ken Bell, Anglo Coal's senior vice president for technical services, and Nick van Rensburg, managing director of Zimele*

Media queries:

Anglo Coal
Marion Dixon
Tel: 011 638 3001
Cell: 082 775 5520
Email: madixon@angloamerican.co.za

Zimele
Samantha Hunt
Tel: 011 849 7699
Cell: 082 452 2566
Email: frog_comm@iafrica.com

Note to editors

Anglo American Group companies have been at the forefront of measures to promote black economic empowerment (BEE) and have spent some R10 billion in empowerment transactions and more than R3 billion on procurement from black-owned business and black business development.

Zimele was launched by Anglo American in 1989, as the then Small Business Initiative, to facilitate economic empowerment in South Africa through investing in existing enterprises or the establishment of new enterprises that are commercially viable and sustainable. Zimele, derived from Zulu and Xhosa, means 'to be independent'.

The fund has been successful in integrating small businesses into the mainstream economy and, by the end of 2001, more than 70 small businesses had been created. *Zimele is currently invested in 19 companies. Its investment in LME brings this figure to* 20. In 2001 the businesses had a combined turnover of R145 million and 1,234 employees.

Recent black empowerment initiatives by Anglo Coal:

In February 2001, **Eyesizwe Coal** celebrated the conclusion of an empowerment transaction facilitated by Anglo Coal and Billiton Coal, for a consideration of R360 million, creating the fourth largest coal producer in South Africa.

Earlier this week Anglo Coal announced that **three Vryheid local community groups acquired Anglo Coal Coronation Colliery land**. Sustainable development is the cornerstone of this deal in which the local communities took ownership of land previously owned by Anglo Coal's Vryheid Coronation Colliery (VCC) in KwaZulu-Natal. At a signing ceremony, the Zamokuhle Residents Association Trust, the Vrede Community Trust and the Mthethwa Tribal Authority Trust acquired more than 2000 hectares on three farms.

ANGLO AMERICAN

Zimele
INDEPENDENCE THROUGH ENTERPRISE
An Anglo American Initiative

News Release

30 August 2002

IMMEDIATE RELEASE

Anglo Coal sells KwaZulu-Natal reserves to empowerment venture

Anglo Coal, international coal producer and a division of Anglo American plc, has announced the sale of its KwaZulu-Natal coal reserves – comprising an estimated 104 million saleable tons – to Leeuw Mining and Exploration (Pty) Ltd (LME), a black empowerment company.

JPI Leeuw and Associates, also a black empowerment company in the property development sector, holds an 80% stake in LME while the management of LME hold 10%. Zimele, Anglo American's business development and empowerment unit, takes a minority investment of 10%. LME benefits from the technical assistance of ATD (the technical services division of Anglo American) and Hatch Africa, an engineering consulting firm. An independent management consultancy, PricewaterhouseCoopers Corporate Finance (Pty) Ltd, and Zimele have overseen the financial and commercial aspects of the new venture.

Commenting on the transaction, Anglo Coal chairman and CEO Tony Redman says, "The sale of our KwaZulu-Natal reserves to LME is a significant step for both the coal industry and the mining sector as a whole."

Willy Leeuw, managing director of LME, responds, "It is tremendously exciting for LME as a small-scale mining firm to benefit from the support of an international coal producer such as Anglo Coal as well as the guidance and skills transfer from Zimele and our technical partners."

More.../

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

"In accordance with the principles of Sustainable Development," adds Leeuw, "the venture is sensitive to the environmental issues associated with mining. LME will ensure that all mining efforts will comply with national protocols in this regard. Further to this, LME has a social responsibility programme directed at the neighbouring communities."

Initial mining and development is currently planned to commence in the last quarter of 2002. Vaalkrantz, an anthracite reserve and part of the Vryheid coalfields, will be mined for its good quality anthracite, while the bituminous coal reserve, Braakfontein (Klip River coalfield), shows potential as a multi-product, opencast and underground mine.

The potential of the other reserves sold to LME, notably in the Vryheid, Utrecht and Newcastle areas, are currently being assessed.

ENDS

Photograph attached: *From left, Mrs Lepule Leboela (chairman of Leeuw Mining and Exploration) Anglo Coal's chief operating officer for SA Operations John Wallington, Willy Leeuw (managing director of Leeuw Mining and Exploration), Ken Bell, Anglo Coal's senior vice president for technical services, and Nick van Rensburg, managing director of Zimele*

Media queries:

Anglo Coal
Marion Dixon
Tel: 011 638 3001
Cell: 082 775 5520
Email: madixon@angloamerican.co.za

Zimele
Samantha Hunt
Tel: 011 849 7699
Cell: 082 452 2566
Email: frog_comm@iafrica.com

Note to editors

Anglo American Group companies have been at the forefront of measures to promote black economic empowerment (BEE) and have spent some R10 billion in empowerment transactions and more than R3 billion on procurement from black-owned business and black business development.

Zimele was launched by Anglo American in 1989, as the then Small Business Initiative, to facilitate economic empowerment in South Africa through investing in existing enterprises or the establishment of new enterprises that are commercially viable and sustainable. Zimele, derived from Zulu and Xhosa, means 'to be independent'.

The fund has been successful in integrating small businesses into the mainstream economy and, by the end of 2001, more than 70 small businesses had been created. *Zimele is currently invested in 19 companies. Its investment in LME brings this figure to* 20. In 2001 the businesses had a combined turnover of R145 million and 1,234 employees.

Recent black empowerment initiatives by Anglo Coal:

In February 2001, **Eyesizwe Coal** celebrated the conclusion of an empowerment transaction facilitated by Anglo Coal and Billiton Coal, for a consideration of R360 million, creating the fourth largest coal producer in South Africa.

Earlier this week Anglo Coal announced that **three Vryheid local community groups acquired Anglo Coal Coronation Colliery land**. Sustainable development is the cornerstone of this deal in which the local communities took ownership of land previously owned by Anglo Coal's Vryheid Coronation Colliery (VCC) in KwaZulu-Natal. At a signing ceremony, the Zamokuhle Residents Association Trust, the Vrede Community Trust and the Mthethwa Tribal Authority Trust acquired more than 2000 hectares on three farms.

ANGLO AMERICAN

Zimele
INDEPENDENCE THROUGH ENTERPRISE
An Anglo American Initiative

News Release

30 August 2002

IMMEDIATE RELEASE

Anglo Coal sells KwaZulu-Natal reserves to empowerment venture

Anglo Coal, international coal producer and a division of Anglo American plc, has announced the sale of its KwaZulu-Natal coal reserves – comprising an estimated 104 million saleable tons – to Leeuw Mining and Exploration (Pty) Ltd (LME), a black empowerment company.

JPI Leeuw and Associates, also a black empowerment company in the property development sector, holds an 80% stake in LME while the management of LME hold 10%. Zimele, Anglo American's business development and empowerment unit, takes a minority investment of 10%. LME benefits from the technical assistance of ATD (the technical services division of Anglo American) and Hatch Africa, an engineering consulting firm. An independent management consultancy, PricewaterhouseCoopers Corporate Finance (Pty) Ltd, and Zimele have overseen the financial and commercial aspects of the new venture.

Commenting on the transaction, Anglo Coal chairman and CEO Tony Redman says, "The sale of our KwaZulu-Natal reserves to LME is a significant step for both the coal industry and the mining sector as a whole."

Willy Leeuw, managing director of LME, responds, "It is tremendously exciting for LME as a small-scale mining firm to benefit from the support of an international coal producer such as Anglo Coal as well as the guidance and skills transfer from Zimele and our technical partners."

More.../

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

"In accordance with the principles of Sustainable Development," adds Leeuw, "the venture is sensitive to the environmental issues associated with mining. LME will ensure that all mining efforts will comply with national protocols in this regard. Further to this, LME has a social responsibility programme directed at the neighbouring communities."

Initial mining and development is currently planned to commence in the last quarter of 2002. Vaalkrantz, an anthracite reserve and part of the Vryheid coalfields, will be mined for its good quality anthracite, while the bituminous coal reserve, Braakfontein (Klip River coalfield), shows potential as a multi-product, opencast and underground mine.

The potential of the other reserves sold to LME, notably in the Vryheid, Utrecht and Newcastle areas, are currently being assessed.

ENDS

Photograph attached: *From left, Mrs Lepule Leboela (chairman of Leeuw Mining and Exploration) Anglo Coal's chief operating officer for SA Operations John Wallington, Willy Leeuw (managing director of Leeuw Mining and Exploration), Ken Bell, Anglo Coal's senior vice president for technical services, and Nick van Rensburg, managing director of Zimele*

Media queries:

Anglo Coal
Marion Dixon
Tel: 011 638 3001
Cell: 082 775 5520
Email: madixon@angloamerican.co.za

Zimele
Samantha Hunt
Tel: 011 849 7699
Cell: 082 452 2566
Email: frog_comm@iafrica.com

<u>Note to editors</u>

Anglo American Group companies have been at the forefront of measures to promote black economic empowerment (BEE) and have spent some R10 billion in empowerment transactions and more than R3 billion on procurement from black-owned business and black business development.

Zimele was launched by Anglo American in 1989, as the then Small Business Initiative, to facilitate economic empowerment in South Africa through investing in existing enterprises or the establishment of new enterprises that are commercially viable and sustainable. Zimele, derived from Zulu and Xhosa, means 'to be independent'.

The fund has been successful in integrating small businesses into the mainstream economy and, by the end of 2001, more than 70 small businesses had been created. Zimele is currently invested in 19 companies. Its investment in LME brings this figure to 20. In 2001 the businesses had a combined turnover of R145 million and 1,234 employees.

Recent black empowerment initiatives by Anglo Coal:

In February 2001, **Eyesizwe Coal** celebrated the conclusion of an empowerment transaction facilitated by Anglo Coal and Billiton Coal, for a consideration of R360 million, creating the fourth largest coal producer in South Africa.

Earlier this week Anglo Coal announced that **three Vryheid local community groups acquired Anglo Coal Coronation Colliery land**. Sustainable development is the cornerstone of this deal in which the local communities took ownership of land previously owned by Anglo Coal's Vryheid Coronation Colliery (VCC) in KwaZulu-Natal. At a signing ceremony, the Zamokuhle Residents Association Trust, the Vrede Community Trust and the Mthethwa Tribal Authority Trust acquired more than 2000 hectares on three farms.